

2025

Annual Report

to Shareholders

iBio, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___ to ___

Commission file number 001-35023

iBio, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**26-2797813**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
11750 Sorrento Valley Road, Suite 200, San Diego, CA	**92121**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(302) 355-0650**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	IBIO	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was $22,429,069 as of December 31, 2024, based upon the closing sale price of $2.45 per share reported as of December 31, 2024.

There were 19,654,636 shares of the registrant's common stock issued and outstanding as of September 4, 2025.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the Definitive Proxy Statement to be used in connection with the Registrant's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K

IBIO, INC.
ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Unless the context requires otherwise, references in this Annual Report for the fiscal year ended June 30, 2025 (this "Annual Report") to "iBio," the "Company," "we," "us," "our" and similar terms mean iBio, Inc.

Certain statements in this Annual Report, including, without limitation, statements under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," include forward-looking statements as defined in Section 27A of the Securities Act of 1933 (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), the Private Securities Litigation Reform Act of 1995 (the "PSLRA") or in releases made by the Securities and Exchange Commission (the "SEC"), all as may be amended from time to time. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the "safe harbor" provisions of such laws. All statements contained in this Annual Report, other than statements that are purely historical, are forward-looking statements. Forward looking-statements can be identified by, among other things, the use of forward-looking language, such as the words "plans," "intends," "believes," "expects," "anticipates," "estimates," "projects," "potential," "may," "will," "would," "could," "should," "seeks," or "scheduled to," or other similar words, the negative of these terms, other variations of these terms or comparable language, or by discussion of strategy or intentions. Forward-looking statements are based upon management's present expectations, objectives, anticipations, plans, hopes, beliefs, intentions or strategies regarding the future and are subject to known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those indicated in such forward-looking statements, including the risks and uncertainties set forth in Item 1A of this Annual Report and in other securities filings by the Company. These risks and uncertainties should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. As such, no assurance can be given that the future results covered by the forward-looking statements will be achieved. All information in this Annual Report is as of June 30, 2025, unless otherwise indicated. The Company does not intend to update this information to reflect events after the date of this Annual Report.

Copies of this Annual Report, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and our other reports filed with the SEC can be obtained free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC on our website at http://www.ibioinc.com/ or directly from the SEC's website at http://www.sec.gov/. Our website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report.

PART I

Item 1. Business.

Overview

iBio, Inc. (also referred to as "we", "us", "our", "iBio", or the "Company") is a preclinical stage biotechnology company leveraging the power of Artificial Intelligence ("AI") for the development of hard-to-drug precision antibodies in the cardiometabolic and obesity space. Our core mission is to harness the potential of AI and machine learning ("ML") to unveil novel biologics which other scientists have been unable to develop. Through our innovative AI Drug Discovery Platform, we have been able to identify differentiated molecules aimed to address unmet needs by current glucagon-like peptide-1 ("GLP-1") receptor agonists.

We believe the future of obesity care lies not just in weight loss—but in quality weight loss. Current interventional therapies such as GLP-1 receptor agonists have ushered in a breakthrough era, yet challenges remain: muscle loss, fat regain after treatment cessation, and long-term tolerability. We are developing second-generation therapies to meet these unmet needs, using the power of AI-guided antibody design and advanced screening technologies. Our obesity strategy is built on three key principles. First, we are aiming to develop next-generation antibody therapeutics addressing limitations of current approved treatments, offering options with a goal to preserve muscle mass, target fat selectively, and provide durable weight loss with improved tolerability. Second, we are focusing on targets with strong human validation, which we believe both helps reduce development risk and increase the likelihood of clinical success. Lastly, we are applying our integrated AI Drug Discovery Platform and deep scientific expertise to rapidly generate development-ready biologics, enabling us to move with speed and precision in a competitive and fast-evolving field. We anticipate the commencement of our first human clinical trials in late fiscal 2026 or early fiscal 2027. As we continue to leverage our technology stack and develop our existing immune-oncology pre-clinical pipeline, we are also seeking strategic partners with the capabilities to more rapidly advance these programs towards the clinic.

Our discovery and development work is conducted at our San Diego research and development ("R&D") laboratory space, where our AI and ML scientists and biopharma researchers operate side by side. This close integration of disciplines enables rapid iteration between in silico design and wet-lab validation, compressing the timeline from hypothesis to lead selection. With our robust platform, focused pre-clinical pipeline, and growing scientific and leadership team, we are building a durable and differentiated position in obesity therapeutics—one designed to outlast the first wave and define what comes next.

Key Achievements in Fiscal Year 2025

Progress on Obesity and Cardiometabolic Pre-Clinical Pipeline

- **Identified all four targets for the AstralBio collaboration:** Completed target selection for our multi-target discovery collaboration we entered into with AstralBio, Inc. ("AstralBio") in April 2024, focused on genetically validated pathways in obesity and cardiometabolic disease.

- **Advanced IBIO-610, an Activin E antibody, to development candidate selection:** Achieved development candidate nomination based on strong preclinical data in fat-specific weight loss, combination potential with GLP-1 therapies and weight maintenance.

- **Advanced a Myostatin × Activin A bispecific antibody to in vitro proof of concept:** Demonstrated simultaneous inhibition of two key muscle suppressors in vitro, validating a novel approach to maximizing lean mass preservation.

- **Advanced IBIO-600, a long-acting anti-myostatin antibody, into IND-enabling studies:** Progressed our muscle-preserving, fat-reducing therapeutic into the next phase of development.

- **Advanced AstralBio's Amylin receptor antibody program to in vivo proof of concept:** Achieved in vivo validation of the epitope-steered antibody to activate the Amylin receptor, a promising target for long-term weight regulation.

Business Development

- **Expanded discovery collaboration with AstralBio to include an additional target:** Strengthened our relationship with AstralBio by adding a fifth target to the collaboration.

- **In-licensed IBIO-600 and IBIO-610 from AstralBio:** Secured full development and commercialization rights to two of our most advanced assets, enabling end-to-end development and future commercialization.

Strengthened our Board of Directors and Senior Leadership Team

- **Added two new Board members with strong financial and biotech expertise:** Expanded the Board with individuals who bring deep sector experience and proven leadership in capital markets and antibody discovery and development.

- **Appointed a Senior Vice President of Business Development:** Bolstered the executive team with a strategic hire to lead partnering efforts, drive pipeline growth, and accelerate external innovation.

Recent Developments

Underwritten Public Offering and Warrant Inducement Transaction

On August 19, 2025, we entered into an underwriting agreement (the "Underwriting Agreement") with Leerink Partners LLC, as representative of the underwriters named in Schedule A thereto, relating to the offering, issuance and sale of pre-funded warrants (the "2025 Pre-Funded Warrants") to purchase an aggregate of 71,540,000 shares of our common stock, par value $.001 per share (the "Common Stock") and accompanying Series G warrants (the "Series G Warrants") to purchase (i) an aggregate of up to 35,770,000 shares of Common Stock (or, pre-funded warrants in lieu thereof) and (ii) Series H warrants (the "Series H Warrants") to purchase an aggregate of up to 35,770,000 shares of Common Stock (or pre-funded warrants in lieu thereof) (the "2025 Offering"). The combined public offering price per 2025 Pre-Funded Warrant and accompanying Series G Warrant was $0.699. The closing of the 2025 Offering took place on August 22, 2025. We received net proceeds from the 2025 Offering of approximately $46.5 million after deducting underwriting discounts and commissions and offering expenses payable by us in connection with the 2025 Offering. We may also receive up to an aggregate of $50 million of additional gross proceeds if the Series G Warrants and Series H Warrants are exercised in full for cash.

Inducement of Existing Warrants

On April 29, 2025, we entered into a warrant inducement agreement (the "Inducement Agreement") with holders (the "Holders") of certain existing warrants (the "Existing Warrants") to purchase shares of our Common Stock. Pursuant to the Inducement Agreement, the Holders agreed to exercise for cash on April 29, 2025 Existing Warrants to purchase an aggregate of 5,626,685 shares of Common Stock at a reduced exercise price of $0.86 per share, which was the Minimum Price, as defined in the rules of the Nasdaq Capital Market, as of the close of trading on April 28, 2025. In consideration of the Holders' agreement to exercise the Existing Warrants in accordance with the Inducement Agreement, we agreed to issue warrants (the "Inducement Warrants") to purchase up to 11,253,370 shares of Common Stock (the "Inducement Warrant Shares"), for consideration of $0.125 per Inducement Warrant. We received aggregate gross proceeds of approximately $6.2 million from the exercise of the Existing Warrants and the sale of the Inducement Warrants, before deducting financial advisory fees and other expenses payable by us. We agreed in the Inducement Agreement to file a resale registration statement within 45 days of the date of the Inducement Agreement providing for the resale of the Inducement Warrant Shares by the holders of the Inducement Warrant Shares. The registration statement was filed with the SEC on June 13, 2025 and declared effective by the SEC on June 23, 2025.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed discussion of the foregoing transactions.

AstralBio Activin E License Agreement

On April 21, 2025, we entered into the Activin E License Agreement with AstralBio, pursuant to which AstralBio has licensed to us, on an worldwide exclusive basis and with the right to grant sublicenses, the AstralBio Licensed Patents (as defined in the Activin E License Agreement) and AstralBio Licensed Know-How (as defined in the Activin E License Agreement) to develop, manufacture and commercialize and otherwise exploit any product directed to Activin E that contains the Activin E Licensed Product.

Strategy

We are building the next generation of antibody medicines to tackle one of the world's most significant public health challenges: obesity and its cardiometabolic complications. One of the most important advances in modern obesity treatment has been the emergence of GLP-1 receptor agonists and other incretin-based therapies. These drugs have transformed the field by enabling weight loss that, in some cases, rivals the effects of invasive bariatric surgery. But as physicians and patients gain real-world experience, it's becoming increasingly clear that first-generation therapies, while groundbreaking, leave important gaps.

Our response to the evolving needs in obesity treatment is built on a fully integrated antibody discovery platform, designed from the ground up for precision, speed and developability. At the core of our platform is an AI-enabled epitope steering engine enabling us to precisely direct antibodies to functional hotspots on even the most challenging targets—often considered "undruggable." When combined with our antibody optimization platform, which deeply integrates generative AI tools with mammalian display technology, we can progress from concept to development-ready antibody in as little as seven months.

The strategic approach to fulfilling our mission is outlined as follows:

- **Disease area strategy rests on three pillars**:

    o Focusing on potential therapies complementing or following GLP-1 treatment, or that offer well-tolerated monotherapy alternatives for patients who cannot or will not stay on GLP-1s.

    o Pursuing targets with strong human validation — either genetic or pharmacologic. This reduces development risk and increases the likelihood of generating first- or best-in-class molecules.

    o Creating a competitive edge by tying together our platform capabilities, our team, and our pre-clinical pipeline.

- **Capital efficient business approach:** Our strategic business approach is structured around the following pillars of value creation:

  - **Developing and advancing our in-house pre-clinical programs cost effectively**: Drug discovery and clinical advancement of our pre-clinical pipeline is crucial for our success. We continue to develop our pre-clinical pipeline for obesity and cardiometabolic diseases with the goal of becoming a clinical stage company.

  - **Strategic Collaborations**: We are leveraging our platform and pipeline to selectively form strategic partnerships. By tapping into our infrastructure, and expertise, partners have the potential to streamline timelines, reduce costs tied to biologic drug discovery applications and cell line process development, and expedite preclinical programs with efficiency.

  - **Out-Licensing in Diverse Therapeutic Areas:** In pursuit of adding value, we are exploring partnerships in diverse therapeutic domains such as immunology and inflammation, pain or vaccines. Our intention is to license the AI and screening tech stack, extending its benefits to our partners and amplifying its impact on other disease areas. This strategic approach enables us to capitalize on the value of our meticulously curated data while empowering collaborations and innovations, while at the same time allowing us to focus on our core therapeutic areas, obesity and cardiometabolic diseases.

Our current therapeutics are all in preclinical development and we have not completed any clinical trials in humans for any therapeutic protein product candidate produced using our technology and there is a risk that we will be unsuccessful in developing or commercializing any product candidates. The current pre-clinical product candidate pipeline is set forth below.


Program
Potential Indications
Early Discovery
Late Discovery
Lead Optimization
IND-Enabling
Anticipated Near-Term Catalysts
IBIO-610
Activin-E
Obesity
Myostatin x Activin A
Obesity
IBIO-600
Long-Acting Anti-Myostatin
SMA*
Sarcopenia
Other muscle-loss disorders
Obesity
Amylin Receptor
Obesity
Target 4
Obesity
Partnered with

IBIO-610

Activin E, like myostatin, is part of the transforming growth factor-β ("TGF-β") superfamily and has been implicated in the regulation of energy homeostasis and overall metabolic health. Human genetic studies provide compelling support for Activin E as a therapeutic target, as individuals carrying loss-of-function variants of the INHBE gene exhibit reduced visceral fat, improved lipid profiles, and lower risk of cardiometabolic diseases.

By leveraging our AI Drug Discovery Platform, we believe we have successfully identified the first antibody inhibiting Activin E. Preclinical data from multiple *in vitro* cell-based assays, including one on a human adipocyte cell line, demonstrated robust blockade of Activin E-mediated signaling. The antibody has been evaluated in multiple pre-clinical studies in a model of diet-induced obesity (DIO) in mice, both alone with bi-weekly dosing and in combination with semaglutide dosed daily. These results suggest IBIO-610 may induce fat-selective weight loss.



Target Protein Binding Assay
K_D = <156 pM
Response (RU)
Time (s)
Reporter Cell Line Functional Assay
RLU
IC_{50} = 158 pM
mAb (nM)
Isotype Cnt
IBIO-610
No treatment
Primary Human Adipocyte Assay
% pSmad2+ cells
IC_{50} = 44 nM
IBIO-610 (nM)
Activin E only
Activin E + IBIO-610
No treatment

In vitro characterization of IBIO-610. Target protein binding measured via SPR. Reporter cell line assay used HEK293 reporter cell line with ALK7 receptor stably integrated. 200pM Activin E used. Differentiated human adipocyte, treated with 100nM Activin E.

In a DIO mouse model, IBIO-610 was administered biweekly at 10 mg/kg for four weeks to evaluate its effects as a monotherapy. Treated mice were observed to have a 8.9% reduction in body weight compared to baseline and placebo, with body composition analysis revealing a 26% reduction in fat mass and no measurable loss of lean mass. Outlier non-responder mice were excluded.

To test potential combination therapy with incretin treatments, IBIO-610 was dosed biweekly alongside daily semaglutide. While semaglutide alone produced a 27.8% reduction in body weight (baseline and placebo adjusted), the combination resulted in a more pronounced 35.3% weight loss, without any additive effect on food intake. The combination also led to a greater reduction in visceral fat compared to semaglutide alone, suggesting complementary mechanisms that enhance metabolic benefit.

IBIO-610 was also tested as a maintenance therapy following cessation of semaglutide treatment. In this model, DIO mice were first dosed with semaglutide for two weeks, leading to approximately 18% weight loss. Upon stopping semaglutide, control mice regained 71% of the lost weight within three weeks, with fat mass levels returning to those of untreated animals. In contrast, mice receiving IBIO-610 at the time of semaglutide discontinuation regained only 28% of the lost weight and retained significantly lower fat mass at study termination, highlighting the potential of IBIO-610 to prevent rebound weight gain.



Prevention of weight regain after cessation of GLP-1 treatment in mouse model of obesity by IBIO-600. n=10 per group, IBIO-610 dosed S.C. at 10 mg/kg twice per week. Semaglutide dosed at 10nmol/kg S.C. daily. Organ weights determined via necropsy.

Myostatin x Activin A Bispecific Antibody

Activin A is another member of the TGF-β family and is known to modulate muscle growth among its various biological functions. The therapeutic potential of targeting Activin A has been observed in garetosmab, an Activin A antagonist antibody that exhibited promising outcomes in early clinical trials and in published Non-Human Primate ("NHP") data.

Building on these insights, we initiated a program to develop a bispecific antibody targeting both myostatin and Activin A. Leveraging our StableHu™ platform and mammalian display, this program is in late discovery, where multiple parameters, such as binding affinity, expression levels, and stability, are being optimized. Early *in vitro* findings in human muscle progenitor cells suggest that the bispecific candidate induces a stronger differentiation of progenitor cells into mature muscle cells compared to antibodies targeting only myostatin or Activin A alone. Increased muscle fusion index in human muscle stem cells, as shown in the chart below, is a surrogate of muscle growth.



Reversal of the myostatin or Activin A-mediated inhibition of human muscle stem cell fusion

IBIO-600

Myostatin, also known as growth differentiation factor 8 ("GDF8"), is a member of the TGF-β family that regulates and limits skeletal muscle growth. A loss of function in the myostatin gene eliminates this inhibitory effect, leading to increased muscle mass and strength. This genetic alteration results in significant muscle hypertrophy (increased size) and hyperplasia (increased number of muscle fibers). While these effects can enhance muscle development, they may also have implications for overall metabolism and cardiovascular health.

In April 2024, as result of the collaboration with AstralBio, we initiated a program to discover and develop a long-acting anti-myostatin antibody. Using our StableHu platform coupled with mammalian display, we optimized hit antibodies across multiple parameters, including affinity for myostatin, binding to the FcRn receptor, expression levels in mammalian cells, and resistance to poly-reactivity and aggregation. The final candidate, IBIO-600, was also observed to have a beneficial profile between thermostability and resistance to stress conditions during initial testing.

In vitro, IBIO-600 was evaluated in human muscle progenitor cells, where it potently inhibited myostatin. This inhibition facilitated the differentiation of progenitor cells into mature human muscle cells. In interim data from a preclinical study in obese mice, we observed that IBIO-600 dose-dependently prevented lean mass loss when administered in combination with a GLP-1 receptor agonist.

In November 2024, we initiated a study in obese and elderly NHPs for IBIO-600. The primary goal of the study was to assess the pharmacokinetic ("PK") profile of IBIO-600. The study consisted of two dose levels, a low dose of 5 mg/kg and a high dose of 50 mg/kg, with a single subcutaneous injection in each case. In addition to monitoring PK in serum, the study analyzed body composition changes over time by employing DEXA scans, measuring lean and fat mass.



Serum concentration of IBIO-600 in obese NHPs after a single 5 mg/kg I.V. dose. n=3

The study consisted of six NHPs, sorted randomly into the low and high dose groups. IBIO-600 promoted an increase in lean mass and a reduction in fat mass from baseline values. Standard PK calculations indicated the half-life of IBIO-600 in NHPs was approximately 40 to 52 days. By using multiple allometric scaling approaches, we estimated the half-life in humans of IBIO-600 as falling with a range of 57-147 days.



Change in Lean and Fat Mass in obese NHPs treated with a single 5 mg/kg I.V. dose of IBIO-600. N=3 per group. Region of Interest DEXA scan on gluteal and thigh region.

Following the NHP pharmacokinetic study, we initiated Chemistry, Manufacturing, and Controls manufacturing and nonclinical toxicology activities to support advancement of IBIO-600 toward clinical development. We have established a stable cell line, completed process and formulation development, and manufactured a good laboratory practices ("GLP") toxicology batch at 200L scale. In parallel, we launched a nonclinical toxicology program, initiating both rat and NHP dose range finding studies as well as a rat GLP tox study, with plans underway for an NHP GLP tox study. All studies are progressing as planned, with no notable safety findings observed to date. We intend to continue progressing the development of IBIO-600 through IND in sarcopenia, other muscle loss disorders and obesity.

AI Discovery Tools

Through our innovative AI Drug Discovery Platform, we are a champion of a culture of innovation by identifying novel targets, forging strategic collaborations to enhance efficiency, diversify pipelines, with the goal of accelerating preclinical processes. Our proprietary technology stack is designed to minimize downstream development risks by employing AI-guided epitope-steering and monoclonal antibody ("mAb") optimization.

Our proprietary technology stack combines Epitope Steering, our patented AI engine that directs antibody binding to precisely defined regions of target proteins, increasing selectivity and therapeutic impact; StableHu, a generative AI tool that rapidly optimizes antibodies for expression, stability, and manufacturability; and mammalian display-based multidimensional screening, enabling simultaneous optimization of affinity, specificity, and half-life in a single selection step. Together, these tools power a fully integrated platform that allows us to go from concept to *in vivo* proof-of-concept within weeks, accelerating the development of first-in-class and best-in-class biologics. The EngageTx™ technology enables us to target bi-specific molecules. Data from a number of in vitro tumor cell-killing assays suggests that our most advanced MUC16 clone, when combined with eight distinct CD3 binders using our EngageTx technology, revealed a potency range of approximately 33,000 fold. With the ability to navigate sequence diversity and promote Human-Cyno cross reactivity while mitigating cytokine release, the goal is to enhance agility and bolster preclinical safety assessments. Another key feature of our technology stack is our ShieldTx™ masking technology, which keeps antibodies inactive until they reach diseased tissue. At that point, the masks are removed and the antibodies become active, all with the goal of broadening the therapeutic window and potentially improving both efficacy and safety.

Partnered Programs

Amylin Receptor Agonist Engineered Antibody

In collaboration with AstralBio, we are working to develop an amylin receptor antibody, a potentially highly promising mechanism in obesity treatment. Along with AstralBio, we are discovering and optimizing both dual amylin and calcitonin receptor (DACRA)-like engineered antibodies, and selective amylin receptor agonist antibodies while avoiding engagement of the calcitonin receptor. Improved selectivity may translate into tolerability and efficacy advantages. Leveraging the AI Drug Discovery Platform, combining soluble G protein-coupled receptor ("GPCR") analogues with mammalian display, we have engineered agonists with tailored activity across specific amylin receptor subtypes, showcasing the ability to address complex membrane protein targets with precision.

Early preclinical results to date show the promise of the approach. In a proof-of-concept study in DIO mice, an early DACRA-like agonist antibody delivered approximately a ~60% reduction in acute food intake ($p<0.05$), nearly matching the 67% reduction seen with a benchmark DACRA peptide. These data affirm that antibody-based approaches targeting amylin receptor are promising and can access the parts of the brain containing amylin receptor. As the third obesity program from our AstralBio partnership, this achievement marks a significant validation of our integrated AI Drug Discovery Platform and sets the stage for advancing this differentiated modality into the next stages of development.

AI-Technology Platform

Overview

Our technology stack is a multi-layered, AI-powered system designed to significantly enhance the probability of success to discover and develop antibodies against hard-to-drug pathophysiologically relevant proteins. This platform comprises four key layers, each playing a crucial role in the discovery and optimization of precision antibodies.

The first layer, epitope engineering, leverages the patented AI-engine to target specific regions of proteins, allowing us to engineer antibodies with high specificity and efficacy. Pursuing specific epitopes that elicit a specific biological function allows us to create antibodies with complex modes of action, like agonistic or cell activating antibodies. The second layer involves the proprietary antibody library, which is built on clinically validated frameworks and offers a rich diversity of human antibodies. The third layer of the technology stack is the antibody optimizing StableHu AI technology, coupled with mammalian display technology. This combination has been shown to speed up the Lead Optimization process and potentially minimizes downstream risks, with the goal of making the overall development process more efficient and cost-effective. The fourth layer of our technology stack is comprised of our EngageTx and ShieldTx technologies. EngageTx delivers an optimized, next-generation CD3 T-cell engager antibody panel with a wide range of potencies, NHP cross-reactivity, enhanced humanness, and strong tumor-killing activity with reduced cytokine release. In parallel, ShieldTx provides an antibody masking technology that enables the creation of conditionally activated antibodies. These conditionally activated antibodies can broaden the therapeutic window by improving efficacy and safety, enable drug combinations that would otherwise be too toxic, and open the door to pursuing targets whose expression across multiple tissues would normally raise safety concerns.



Pursuit of Novel Biology & Targets
Epitope Engineering AI Engine*
Engineered Epitope
Proprietary human Library
AI-Guided Precision Hit
mAbs with Complex MoA
Epitopes with Desired Function
Mechanism of mAb Action
Epitope AI Engine
Tissue Specificity
Target Agonism
Protein Complex Stabilization
Conditional Activation
Accelerated Discovery Time
Input Sequence
Multi-Dimensional Optimization
Generative AI engine
StableHu Antibody Optimizer
EngageTx™
ShieldTx™
Single-Step Optimized Candidates
Improved Developability
mAb Hit
Generative AI Engine
>> Creates Library Diversity
>> Translates any Input Into Human Sequences
Mammalian Display
>> Correct mAb Assembly
>> Ensures Expression in Manufacturing Cell Line
Highly Developable Optimized Leads

iBio's Technology Stack Addresses Several Current Challenges in Antibody Discovery

AI Epitope Steering Technology

Epitopes, the small regions on large drug target proteins, play a crucial role in eliciting a desired biological function when targeted with antibodies. However, traditional approaches to epitope-specific antibody discovery often face significant challenges. For instance, dominant-epitope antibodies, which typically exhibit low or no efficacy, can overwhelm traditional discovery methods. This inundation can make it difficult to identify and isolate the more effective antibodies targeting less dominant epitopes. Additionally, these traditional methods often yield low or even zero discovery results when it comes to high-value, therapeutically challenging epitopes. These are the epitopes that, despite their potential therapeutic value, are particularly difficult to target due to their complex structure or location on the protein. Another challenge lies in the limited availability of epitope-stabilizing immunogen scaffolds suitable for epitope grafting. These scaffolds are crucial for maintaining the structure of the epitope during the antibody discovery process, and their scarcity can further complicate the discovery of effective antibodies.

Our epitope steering technology is designed to address these issues by guiding antibodies exclusively against the desired regions of the target protein. By focusing on these specific regions, we believe we can overcome the limitations of traditional methods and significantly improve the efficiency and effectiveness of our antibody discovery process. Our AI engine creates engineered epitopes, which are small embodiments of epitopes on the target protein. The engine is trained to match the epitope structure as closely as possible and refine the designs for greater stability and water solubility, which are critically important factors. The optimized engineered epitope is then used to identify antibodies from naïve or immunized libraries.

The application of engineered epitopes extends to a wide array of complex and hard-to-drug protein structures. This broad applicability not only has the potential to unlock high-value targets in the field of immuno-oncology (I/O), but it could also be transformative in various other disease areas such as cardiometabolic, immunology and pain management. Furthermore, the potential use of this approach in vaccine development could open up new avenues for disease prevention.


Loop Display
Junctional Epitopes
Complex Secondary Structures
Membrane Proteins (e.g. GPCR)
AI Epitope Engine
1
Match Engineered Structure to Target
2
Refined for Greater Stability
3
Optimized for Water Solubility

iBio's patented epitope steering technology

Naïve Human Antibody Library

The fully human antibody library is built upon clinically validated, entirely human antibody frameworks. By leveraging public databases, we have extracted a diverse array of Complementarity-Determining Region (CDR) sequences. Subsequently, we have meticulously eliminated a range of sequence liabilities. Such careful curation process could potentially significantly reduce the development risk for antibodies identified from our library.

StableHu AI Antibody-Optimizing Technology

Antibody optimization is a pivotal step in the development of therapeutic antibodies. It refines an antibody's properties to enhance its efficacy, safety, and manufacturability. This process includes humanization, which alters non-human antibodies to mimic human antibodies, thereby reducing the risk of immune reactions when used in therapy.

Our proprietary StableHu technology is instrumental in this optimization process. StableHu is an AI-powered tool designed to predict a library of antibodies with fully human CDR variants based on an input antibody. This input can range from an early, unoptimized molecule to an approved drug. The model has been trained utilizing a set of over 1 billion human antibodies, progressively masking known amino acids within CDRs until the algorithm could predict the correct human sequence.

While phage display libraries are often used in antibody optimization due to their vast diversity, they can increase developability risks such as low expression, instability, or aggregation of antibodies. Mammalian display libraries, on the other hand, offer significantly improved developability but reduced diversity due to the smaller library size they can handle. StableHu overcomes this limitation by utilizing a machine learning algorithm generating focused library diversity within the capacity of mammalian display.

Mammalian display is a technology that presents antibodies on the surface of mammalian cells, allowing for the direct screening and selection of antibodies in a mammalian cell environment. This approach is advantageous as antibodies that express well on the mammalian cells used in the display are more likely to express well in the production cell line. Moreover, single-cell sorting of antibody-displaying cells allows rapid selection of desired antibodies based on multiple dimensions, such as potency, selectivity, and cross-species selectivity.

When paired with mammalian display technology, StableHu enables antibody optimization with fewer iterative optimization steps, lower immunogenicity risk, and improved developability.


Input Antibody
StableHu AI-Engine
Mammalian Display
Output Antibody
Template CDR
Predict library of human CDR variants
Single-cell screen mammalian display CDR library
Optimized antibody with fully human CDRs

StableHu Antibody Optimization Technology

EngageTx CD3-Based T-Cell Engager Panel

CD3-based T-cell engagers potentially offer significant clinical benefits in cancer treatment. They have the potential to effectively target and eliminate a wide range of tumor types, including those resistant to other therapies. By recruiting and activating the body's own T-cells to specifically target cancer cells, they can overcome some mechanisms of immune evasion, potentially leading to improved patient outcomes. However, first-generation T-cell engaging bispecific antibodies often face challenges related to safety and efficacy. They can cause severe side effects, such as cytokine release syndrome due to overactivation of the immune system. Additionally, they may lack specificity, which can lead to off-target effects and damage to healthy tissues. The lack of NHP cross-reactivity also prevents safety assessment in higher species.

To address these issues, we used antibodies from an epitope steering campaign as well as a first-generation T-cell engager as input and utilized our StableHu technology to identify a next-generation CD3 antibody panel. The sequence diversity generated by StableHu led to an antibody panel with a wide range of potencies, which allows us to pair the panel with a wide variety of tumor-targeting antibodies. Importantly, we were able to retain T-cell activation and tumor cell killing capacity with significantly reduced cytokine release. This reduction is believed to lower the risk of cytokine release syndrome. Additionally, the increased humanness of the predicted antibodies, thanks to our StableHu technology, reduces the risk of immunogenicity.

Furthermore, our StableHu technology enabled us to engineer NHP cross-reactivity into EngageTx. This allows for advanced safety assessment in NHP ahead of clinical trials, providing another layer of safety assurance.


1 Sequence Diversity
Increased humanness and broad CD3 activity for optimized paring with tumor antigen arms
Diverse CD3 engager arms
Numerous tumor antigen arms
2 Hu-Cyno Cross-Reactivity
Risk reduction via cyno monkey toxicity study compatibility
3 Range of Cytokine Release
Tailored cytokine release for expanded therapeutic window
Tumor cell death
Granzyme, Perforin
Release of cytotoxic granules
Activated T cell
Tumor cell
Release of cytokines
TNFα, IFNγ, IL-2, (IL6)
Cascade of immune activation
Increased cytotoxicity
Reduced cytokine release

CD3-Based T-Cell Engager Panel EngageTx

<u>ShieldTx Antibody Masking Technology</u>

The vast majority of potential drug targets are expressed in multiple tissues and cell types throughout the body, while only a few are exclusively expressed in diseased cells or tissues, such as tumors. Antibodies capable of destroying cells expressing the targeted protein can cause severe adverse effects if the target is present not only on tumor cells but also on healthy cells.

One technique to enable antibody development against such widely expressed targets is antibody masking. Masked antibodies, also known as conditionally activated antibodies, usually consist of three parts: the antibody itself, the mask, and a linker connecting the antibody and mask. The mask covers the binding region of the antibody, rendering it inactive until it reaches the diseased tissue, where the mask is cleaved off by i.e. an enzyme specific to the tumor. Once the mask is removed, the antibody is precisely activated in the target tissue (e.g., a tumor), thereby sparing healthy tissue from destruction.

Masking antibodies is thought to broaden the therapeutic window, potentially improving efficacy and safety of treatments. Conditionally activated antibodies are also believed to enable the use of drug combinations that are otherwise considered too toxic, and they open the door to pursuing targets that, due to their expression in multiple tissues, would otherwise raise safety concerns.

Our ShieldTx technology enables the creation of conditionally activated antibodies and stands out because it is deeply integrated into our technology stack, providing multiple advantages. Identifying a fitting mask is challenging, however, our ShieldTx technology is designed to increase the probability of success. This increased success rate is due to our epitope engineering engine, which creates small embodiments of the drug target epitope to raise antibodies. These engineered epitopes, by definition, bind to the raised antibody and can be deployed as masks. Thus, the mask design process is inherently built into the antibody discovery process.

Additionally, multi-dimensional optimization with our StableHu antibody optimization technology allows for the simultaneous optimization of the three components of conditionally activated antibodies: the antibody, mask, and linker. This approach, we believe, will significantly reduce development time compared to the typically sequential optimization of the individual components.


Healthy Tissue
Diseased Tissue
"On epitope, off tissue" therapy
"On epitope, on tissue" therapy
Healthy Tissue
Diseased Tissue
DME activation
H+
"On-epitope, off-tissue" therapy
"On-epitope, on-tissue" therapy

Mechanism of ShieldTx, iBio's masking technology to create conditionally activated antibodies

Programs Available for Partnering Outside the Cardiometabolic Area

There have been notable advances in the field of oncology in recent years, and arguably none more important than the advent of immunotherapies. We have a pipeline of pre-clinical programs with differentiated profiles and high potential impact. We are exploring the best path forward for these programs, with a focus on identifying partners who bring complementary capabilities and a shared vision for patient impact.

IBIO-101

IBIO-101 is our second-generation anti-CD25 monoclonal antibody designed to deplete immunosuppressive regulatory T cells [Tregs] while preserving interleukin-2 signaling in effector T cells [Teffs], addressing a key limitation of earlier anti-CD25 therapies. Preclinical studies demonstrated that IBIO-101 selectively depleted Tregs, spared Teffs, and enhanced anti-tumor immune responses, resulting in tumor growth suppression as a monotherapy and showing synergistic benefit when combined with anti-PD-1 checkpoint inhibition. These results support IBIO-101's potential as an improved immuno-oncology therapy capable of overcoming the shortcomings of first-generation anti-CD25 antibodies.

TROP-2 x CD3 Bispecific

iBio's lead TROP-2 x CD3 bispecific antibody, developed with our EngageTx platform, is designed to harness T cells to selectively kill TROP-2–expressing tumors while minimizing the cytokine release that often limits the tolerability of T-cell engagers. TROP-2 is highly expressed in a range of solid tumors, including breast, lung, colorectal, and pancreatic cancers. Unlike TROP-2 antibody-drug conjugates that risk damaging healthy cells, our bispecific approach aims to widen the therapeutic window and deliver a durable anti-tumor response. In preclinical studies, our lead molecule demonstrated potent tumor cell killing with a reduced cytokine release profile compared to a first-generation T-cell engager and showed a 36% reduction in tumor size after a single dose in a humanized mouse model of squamous cell carcinoma.

MUC16

Mucin-16 ("MUC16") is an established oncology target overexpressed in multiple solid tumors, including more than 80% of ovarian cancers, but prior antibody approaches have been limited by tumor immune evasion through antigen shedding and glycosylation. Using our patented epitope steering AI platform, we generated antibodies that bind a non-shed, non-glycosylated region of MUC16, thereby potentially avoiding these resistance mechanisms and enabling more effective tumor targeting. In preclinical studies, lead molecules selectively bound the engineered epitope and demonstrated binding to MUC16 on OVCAR-3 ovarian cancer cells. Following humanization, our lead antibody retained binding to both the targeted epitope and tumor cells, supporting its potential as a differentiated therapy for MUC16-positive cancers.

EGFRvIII

Epidermal growth factor receptor variant III ("EGFRvIII") is a tumor-specific variant of the EGFR that is absent from healthy tissues, making it an attractive target for cancer therapy. It is most commonly associated with glioblastoma and head and neck cancer, but can also occur in breast, lung, and ovarian cancers. Traditional EGFR-targeted approaches have been limited by off-target effects on healthy cells, whereas our patented AI-enabled epitope steering platform has generated antibodies that selectively recognize a unique epitope on EGFRvIII without binding wildtype EGFR. In preclinical studies, these molecules demonstrated strong binding to EGFRvIII, selective tumor cell killing in vitro while sparing healthy cells, and a 43% reduction in tumor growth in a mouse model of head and neck cancer, supporting their potential as safer, more precise anti-tumor therapies.

CCR8

G protein–coupled receptors ("GPCRs") represent one of the most successful therapeutic target classes, but antibody development against them has historically been challenging due to their complex structure. Chemokine receptor 8 ("CCR8"), a GPCR selectively expressed on immunosuppressive Tregs, has emerged as a promising oncology target since depleting tumor-associated Tregs can enhance anti-tumor immunity. Unlike CCR4, which is broadly expressed on immune cells and presents safety risks if targeted, CCR8 provides a more tumor-focused approach. Using our AI-enabled discovery platform, we generated anti-CCR8 antibodies with high specificity, strong binding to CCR8-expressing cells, and potent depletion of primary human Tregs while sparing CCR4. In preclinical studies, our lead CCR8 antibody inhibited tumor growth and produced a 22% reduction in tumor size in a colon cancer mouse model, supporting its potential as a differentiated Treg-targeting immunotherapy.

Modalities

Epitope steering, a technology iBio is pioneering, has the potential to positively impact various areas of medicine. In the field of immuno-oncology, it can be used to develop antibodies targeting specific cancer antigens, potentially enhancing the efficacy of treatments like checkpoint inhibitors and CAR-T therapies.

The technology also holds promise in the realm of systemic secreted and cell-surface therapeutics. Here, epitope steering can be applied to the development of antibodies, circulating immune modulation factors, secreted enzymes, and transmembrane proteins. This could be particularly beneficial in treating diseases such as heart failure, infectious diseases, and rare genetic conditions. In the context of localized regenerative therapeutics, epitope steering could potentially be used to develop treatments that target specific damaged or diseased tissues. This approach could be particularly beneficial in the treatment of cardiovascular diseases. Intratumoral immuno-oncology is another area where epitope steering could make a significant impact. It could potentially be used to develop treatments that alter the tumor microenvironment to favor an immune response against tumors, potentially enhancing the efficacy of treatments that use immune-stimulatory proteins. The potential of epitope steering extends to cancer vaccine development as well. The ability to target specific epitopes could be beneficial in the development of vaccines, particularly those that aim to increase the number and antitumor activity of a patient's T cells. Finally, epitope steering could be used to develop treatments for a wide range of diseases, including those in the immune-oncology space, immunology, pain, and potentially in vaccine development. This is particularly relevant for complex and hard-to-drug protein structures.

Digital Infrastructure

iBio is a firm believer in the transformative power of digital technologies, including robotics, automation, AI, ML, and cloud computing. These technologies are integral to operationalizing our strategy, accelerating our learning curve, and executing at scale. As such, we have made substantial investments in these areas. Our aspiration is to digitize our operations to the greatest extent possible, harnessing the potential of digital technology to maximize our impact on human health. As we continue to grow, we remain committed to further investing in our digital infrastructure to support our ambitious goals.

Strategic Alliances, Collaborations, and Joint Ventures

We have formed collaborations and strategic alliances to gain access to funding, capabilities, technical resources and intellectual property to further our development efforts, commercialize our technology and to generate revenues, including through the use of our patented epitope-steering AI-engine and our EngageTx platform.

Several agreements with Astral Bio

Discovery, Option and License Agreement: On March 27, 2024, we entered into a collaboration with AstralBio to discover and develop novel antibodies for obesity and other cardiometabolic diseases. As part of the collaboration, we granted an exclusive license to our AI-powered technology to identify and engineer four (4) targets for the treatment of obesity and cardiometabolic diseases, of which AstralBio may continue the pre-clinical development and deploy its proven drug development expertise to advance candidates to an Investigational New Drug ("IND") application. We have the exclusive option to license three (3) obesity and cardiometabolic targets from AstralBio and will receive the rights to develop, manufacture and commercialize those targets upon exercise. In April 2025, we amended our collaboration with AstralBio to add a fifth target for the treatment of cardiometabolic disease. We will identify and create an antibody against such target, leveraging our proprietary AI Drug Discovery Platform. In exchange for adding an additional target to the collaboration, AstralBio provided us with a $750,000 credit which we applied toward the option fee for the exclusive license of the novel antibody that inhibits the function of Activin E.

Exclusive License Agreement (Myostatin Target): As a result of this collaboration with AstralBio, on December 31, 2024, we exercised our first option and entered into an exclusive agreement (the "Myostatin License Agreement") with AstralBio, pursuant to which AstralBio licensed to us, on an worldwide exclusive basis and with the right to grant sublicenses, under the AstralBio Licensed Patents (as defined in the Myostatin License Agreement) and AstralBio Licensed Know-How (as defined in the Myostatin License Agreement) to develop, manufacture and commercialize and otherwise exploit any product directed to GDF8 (myostatin) that contains the licensed antibody targeting myostatin, now named IBIO-600, for research, diagnosis, treatment, prevention, or management of any disease or medical condition. We are solely responsible for all decisions related to the launch, sales and marketing and promotion of IBIO-600 in our discretion, subject to the terms of the License Agreement, and for all costs for all activities related to the development, manufacture and commercialization of IBIO-600 worldwide. IBIO-600 was identified by AstralBio using our proprietary technology stack and was designed for subcutaneous administration with the potential for an extended half-life. In parallel, we initiated a bispecific antibody program targeting myostatin/activin A to treat obesity and cardiometabolic disorders, leveraging our proprietary technology stack as well as the technology of IBIO-600.

In consideration for the rights and licenses granted by AstralBio to us in the Myostatin License Agreement, we agreed to pay AstralBio (i) an upfront license fee in the amount of $750,000 within thirty days after the effective date of the Myostatin License Agreement, which we paid by issuing AstralBio 246,087 shares of our Common Stock on January 28, 2025 and (ii) upon the occurrence of specified developmental and commercial milestones, milestone payments of up to a total of $28 million, which can be paid by cash or, provided we remain listed on the NYSE American or another national stock exchange at the time of the payment, by issuing shares of our Common Stock, subject to approval of the issuance of any such shares by NYSE American or another national stock exchange at the time of the payment, and provided, however, in no event shall we issue to AstralBio pursuant to the Myostatin License Agreement resulting in AstralBio owning more than 19.9% of the total number of shares of our Common Stock as of the date of entering into the Myostatin License Agreement. In the event we sublicense IBIO-600 or a product that includes IBIO-600, we will pay AstralBio a sublicense fee, which fee is a range of a low to mid-single-digit percentage based on the proceeds of the sublicense fees to a third party.

Exclusive License Agreement (Activin E): On April 21, 2025, we entered into an exclusive agreement related to Activin E (the "Activin E License Agreement") with AstralBio, pursuant to which AstralBio has licensed to us, on an worldwide exclusive basis and with the right to grant sublicenses, under the AstralBio Licensed Patents (as defined in the Activin E License Agreement) and AstralBio Licensed Know-How (as defined in the Activin E License Agreement) to develop, manufacture and commercialize and otherwise exploit any product directed to Activin E that contains the licensed antibody targeting Activin E, now named IBIO-610, for research, diagnosis, treatment, prevention, or management of any disease or medical condition. IBIO-610 was identified by AstralBio using our proprietary technology stack and was designed for subcutaneous administration with the potential for an extended half-life.

We are solely responsible for all decisions related to the launch, sales and marketing and promotion of IBIO-610 in its discretion, subject to the terms of the Activin E License Agreement, and for all costs for all activities related to, the development, manufacture and commercialization of IBIO-610 worldwide. In consideration for the rights and licenses granted by AstralBio to us in the Activin E License Agreement, we agreed to pay AstralBio (i) an upfront license fee in the amount of $750,000 within thirty days after the effective date of the Activin E License Agreement, which we paid by using a one-time credit equal to $750,000 (the "Credit") provided by AstralBio pursuant to a collaboration us entered into with AstralBio in March 2024 in exchange for us identifying and creating an antibody against an undisclosed exclusive target for AstralBio, and (ii) upon the occurrence of specified developmental and commercial milestones, milestone payments of up to a total of $28 million, which can be paid by cash or, provided we remains listed on the Nasdaq Capital Market ("Nasdaq") or another national stock exchange at the time of the payment, by issuing shares of our Common Stock, subject to approval of the issuance of any such shares by Nasdaq, and provided, however, in no event shall we issue to AstralBio pursuant to the Activin E License Agreement resulting in AstralBio owning more than 19.9% of the total number of shares of our Common Stock as of the date of entering into the Activin E License Agreement. In the event we sublicense IBIO-610 or a product that includes IBIO-610, we will pay AstralBio a sublicense fee, which fee is a range of a low to mid-single-digit percentage based on the proceeds of the sublicense fees to a third party.

Several agreements with RubrYc Therapeutics, Inc.

On August 23, 2021, we entered into a series of agreements with RubrYc described in more detail below:

Collaboration and License Agreement: iBio entered into a collaboration and licensing agreement (the "RTX-003 License Agreement") with RubrYc to further develop RubrYc's immune-oncology antibodies in its RTX-003 campaign. During the term of the RTX-003 License Agreement, RubrYc granted us an exclusive worldwide sublicensable royalty-bearing license under the patents controlled by RubrYc that cover the RTX-003 antibodies. The RTX-003 License Agreement was terminated when we acquired substantially all of the assets of RubrYc in September 2022, including RubrYc's immune-oncology antibodies in its RTX-003 campaign.

Collaboration, Option and License Agreement: iBio entered into a collaboration agreement (the "Collaboration Agreement") with RubrYc to collaborate for up to five years to discover and develop novel antibody therapeutics using RubrYc's artificial intelligence discovery platform. In addition, RubrYc granted us an exclusive option to obtain a worldwide sublicensable commercial license with respect to each of the lead product candidates resulting from such collaboration programs (the "Selected Compounds"). With the exception of any obligations that survive the termination, the Collaboration, Option and License Agreement was terminated when we acquired substantially all of the assets of RubrYc in September 2022.

Stock Purchase Agreement: In connection with the entry into the Collaboration Agreement and RTX-003 License Agreement, iBio also entered into a Stock Purchase Agreement ("Stock Purchase Agreement") with RubrYc whereby we purchased 1,909,563 shares of RubrYc's Series A-2 preferred stock "Series A-2 Preferred") for $5,000,000 and acquired an additional 954,782 shares of RubrYc's Series A-2 Preferred. In connection with the Stock Purchase Agreement, we entered into the RubrYc Therapeutics, Inc. Second Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement"), RubrYc Therapeutics, Inc. Second Amended and Restated Voting Agreement (the "Voting Agreement") and the RubrYc Therapeutics, Inc. Second Amended and Restated Right of First Refusal and Co-Sale Agreement (the "Right of First Refusal and Co-Sale Agreement").

The rights, preferences of and privileges of the RubrYc Series A-2 Preferred Stock ("Series A-2 Preferred") are set forth in the Third Amended and Restated Certificate of Incorporation of RubrYc Therapeutics, Inc. (the "Amended RubrYc COI"), and include a preferential eight percent (8%) dividend, senior rights on liquidation, the right to elect a Series A-2 Preferred director for as long as we held at least 1,500,000 shares of RubrYc stock, the right to vote on an as-converted basis, certain anti-dilution and other protective provisions, the right to convert the Series A-2 Preferred into shares of RubrYc common stock at our option, and mandatory conversion of the Series A-2 Preferred into shares of RubrYc common stock upon (a) the closing of a firm-commitment underwritten public offering to the public pursuant to an effective registration statement under the Securities Act of 1933, as amended, for shares of RubrYc common stock at a per share price of at least five (5) times the Series A-2 Original Issue Price (as defined in the Amended RubrYc COI) and resulting in at least $30,000,000 of gross proceeds to RubrYc or (b) such other date, time or event, specified by vote or written consent of the majority of the aggregate voting power, on an as-converted basis, of the RubrYc Series A preferred stock ("Series A Preferred" and together with the Series A-2 Preferred, the "Senior Preferred Stock") and Series A-2 Preferred. The Right of First Refusal and Co-Sale Agreement gives RubrYc the right of first refusal on stock sales by key holders, generally defined as founders, and a second right of first refusal and a co-sale right to specified other investors, including certain holders of Senior Preferred Stock and iBio.

The Investors' Rights Agreement provides the holders of Senior Preferred Stock with, among things: (i) demand registration rights, under specified circumstances; (ii) piggyback registration rights in the event of a company registered offering; (iii) lock-up and market-standoff obligations following a registered underwritten public offering; (iv) preemptive rights on company offered securities; and (v) additional protective covenants that require the approval at least two of the three directors elected by the holders of the Senior Preferred Stock.

Pursuant to the Voting Agreement, certain RubrYc stockholders are contractually obligated to, among other things, vote for and maintain the authorized number of directors at five members, one of which we have the contractual right to elect subject to the conditions set forth above.

Asset Purchase Agreement: On September 19, 2022, we purchased substantially all of the assets of RubrYc, including the AI Drug Discovery Platform, RTX-003 (IBIO-101), all Selected Compounds, three additional immune-oncology candidates, a PD-1 agonist, in addition to lab and technology equipment pursuant to an asset purchase agreement, dated September 16, 2022 (the "Asset Purchase Agreement"). On September 19, 2022, in connection with the closing of the acquisition, we entered into a termination agreement (the "Termination Agreement") with RubrYc in order terminate the RTX-003 License Agreement and the Collaboration Agreement, which terminated any and all future milestone payments or royalty obligations we had under those agreements. Under the terms of the Asset Purchase Agreement, upon closing of the acquisition, we made an upfront payment of approximately $1,000,000 by issuing 5,117 shares of our Common Stock to RubrYc. RubrYc is also eligible to receive up to $5,000,000 in development milestone over the period of five years from the date of the Asset Purchase Agreement, which can be paid in shares of our Common Stock or cash, at our sole discretion. In addition, we had advanced RubrYc $484,000 to support their operation costs during the negotiation period and incurred transaction costs totaling $208,000, which were also capitalized as part of the assets acquired. The assets acquired include the patented AI Drug Discovery Platform, all rights with no future milestone payments or royalty obligations, to IBIO-101 (RTX-003), in addition to CCR8, EGFRvIII, MUC16, CD3 and one additional immuno-oncology candidate plus a PD-1 agonist. The Asset Purchase Agreement contained representations, warranties and covenants of RubrYc and the Company.

Facility Purchase from Eastern Capital Limited

On November 1, 2021, we purchased the manufacturing facility (the "Facility") previously operated under a lease from two affiliates of Eastern Capital Limited (the "Eastern Affiliates"). We also acquired the approximate 30% equity interest (after conversion) in iBio CDMO LLC ("iBio CDMO") held by the Eastern Affiliates, who became the lessee under the ground lease agreement with the Board of Regents of the Texas A&M University System (the "Ground Lease Agreement") for the land upon which the Facility is located and terminated the Sublease we had entered into with the Eastern Affiliates. As a result, iBio CDMO and its intellectual property are now wholly owned by us. The total purchase price for the Facility, the termination of the Sublease and other agreements among the parties, and the equity described below was $28,750,000, which was paid $28,000,000 in cash and by the issuance to Bryan Capital Investors LLC, an affiliate of the Eastern Affiliates a five-year warrant to purchase 2,579 shares of our Common Stock at an exercise price of $665 per share.

In connection with the purchase of the Facility, iBio CDMO entered into a Credit Agreement, dated November 1, 2021 (the "Credit Agreement"), with Woodforest National Bank ("Woodforest") pursuant to which Woodforest had provided iBio CDMO a $22,375,000 secured term loan (the "Term Loan") to purchase the Facility, which Term Loan was evidenced by a Term Note (the "Term Note"). Throughout the term of the Term Loan, the Company and Woodforest entered into amendments which, among other things, amended the maturity date, interest rate and liquidity covenant. (Refer to the Company's June 30, 2024 Annual Report for more information.)

On May 17, 2024, iBio CDMO entered into a purchase and sale agreement (the "2024 Purchase and Sale Agreement") with The Board of Regents of the Texas A&M University System ("The Board of Regents") pursuant to which iBio CDMO agreed to terminate the Ground Lease Agreement with The Board of Regents, dated March 8, 2010, as amended by an Estoppel Certificate and Amendment to Ground Lease Agreement, dated as of December 22, 2015 (together with the Ground Lease Agreement, the "Ground Lease"), related to 21.401 acres in Brazos County, Texas (the "Land") and complete the sale to The Board of Regents of: (i) the buildings, parking areas, improvements, and fixtures situated on the Land (the "Improvements"); (ii) all iBio CDMO's right, title, and interest in and to furniture, personal property, machinery, apparatus, and equipment owned and currently used in the operation, repair and maintenance of the Land and Improvements and situated thereon (collectively, the "Personal Property"); (iii) all iBio CDMO's rights under the contracts and agreements relating to the operation or maintenance of the Land, Improvements or Personal Property which extend beyond the closing date (the "Contracts"); and (iv) all iBio CDMO's rights in intangible assets of any nature relating to any or all of the Land, the Improvements and the Personal Property (the "Intangibles"; and together with the Ground Lease, Improvements and Personal Property, collectively, the "Property"). The sale price was $8,500,000.

On May 17, 2024, iBio CDMO, the Company and Woodforest entered into a Settlement Agreement and Mutual Release (the "Settlement Agreement") which provided that iBio CDMO would pay to Woodforest the proceeds of the sale of the Property under the 2024 Purchase and Sale Agreement when received and determine, in consultation with Woodforest, the remaining balance due under the Credit Agreement (the "Indebtedness Deficiency Amount").

On May 31, 2024, in accordance with the terms of the Settlement Agreement in consideration of the payment in full of all Obligations (as such term is defined under the Credit Agreement) (a) iBio CDMO paid to Woodforest (i) $8,500,000, which it received from the sale of the Property under the 2024 Purchase and Sale Agreement, and (ii) approximately $915,000 from restricted cash which had previously been held by Woodforest, and (b) the Company issued a Pre-Funded Warrant to purchase 1,560,570 shares of its Common Stock to Woodforest to satisfy the Indebtedness Deficiency. On January 13, 2025, the Pre-Funded Warrant was subsequently assigned by Woodforest to Lynx1 Master Fund LP. The Pre-Funded Warrant expires upon full exercise thereof and is exercisable at a nominal exercise price equal to $0.0001 per share.

Pursuant to the Settlement Agreement, the Credit Agreement, the Guaranty dated November 1, 2021 and the other Loan Documents (each as defined in the Credit Agreement) were terminated and Woodforest released the Company and iBio CDMO from any and all claims, debts, liabilities or causes of action it may have against them prior to May 31, 2024, and the Company and iBio CDMO released Woodforest and its related parties from any and all claims, debts, liabilities or causes of action it may have against them prior to May 31, 2024.

Intellectual Property

We currently own 16 patents. Of the 16 patents, 11 are U.S. and 5 are international. Since July 1, 2023, we have primarily focused our intellectual property estate on our preclinical assets including provisional and regular patents in the U.S. and overseas, including for CD25 antibodies, CCR8 antibodies, EGFRvIII antibodies, anti-MUC16 antibodies, TROP-2 antibodies, CD3 antibodies, and for high-efficiency, conditionally-activated antibodies. We now have 23 U.S., 2 Patent Cooperation Treaty, and 47 international applications pending. One Japanese and a U.S. application have been allowed but not yet issued. International patents and applications include numerous foreign countries including Australia, Canada, China, Hong Kong, India, Japan, Korea, and the European regional phase. All of our patents will expire between 2025 and 2040.

Included in the 88 patents and patent applications are U.S. and foreign patents and applications that we acquired from RubrYc for novel antibodies, scaffold technology, and a machine learning apparatus for engineering meso-scale peptides.

Our success will depend in part on our ability to obtain and maintain patent protection for our technologies and preclinical assets. Our policy is to seek to protect our proprietary rights, by among other methods, filing patent applications in the U.S. and foreign jurisdictions to cover certain aspects of our technology. We continue to prepare patent applications relating to our expanding technology in the U.S. and abroad.

The technology and products covered by our issued and pending patent applications are summarized below:

Product Patent Applications, Technology, and Know-How (U.S. and International)

- Antibodies

- Influenza vaccines

- Influenza therapeutic antibodies

- Anthrax vaccines

- Plague vaccines

- HPV vaccines

- Trypanosomiasis vaccine

- Malaria vaccines

- COVID-19 vaccines

- Antibodies against CCR8

- Antibodies against EGFRvIII

- Antibodies against MUC16

- Antibodies against TROP2

- Antibodies against CD3

- High-efficiency, conditionally-activated antibodies

Pending Technology Patent Applications and Know-How (U.S. and International)

- Activation of transgenes in plants by viral vectors

- Transient expression of proteins in plants

- Thermostable carrier molecule

- *In vivo* deglycosylation of recombinant proteins in plants

- Scaffold technology

- Machine learning apparatus for engineering meso-scale peptides

- Methods of making conditionally-activated antibodies

Technology, Know-How and Product Patents (U.S.)

- Virus-induced gene silencing in plants

- Transient expression of foreign genes in plants

- Production of foreign nucleic acids and polypeptides in sprout systems

- Production of pharmaceutically active proteins in sprouted seedlings

- Systems and method for clonal expression in plants

- Recombinant carrier molecule for expression, delivery and purification of target polypeptides

- Influenza antigens, vaccine compositions, and related methods

- Plague antigens, vaccine compositions, and related methods

- Influenza therapeutic antibodies

- Trypanosomiasis vaccine

- Anthrax antigens, vaccine compositions, and related methods

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products.

We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Our commercial opportunities will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that we or our collaborators may develop based on the use of our technologies.

While we believe that the potential advantages of our new technologies will enable us to compete effectively against other providers of technology for biologic product development and manufacturing, many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, clinical trials, regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through arrangements with large and established companies, and this may reduce the value of our technologies for the purposes of establishing license agreements. In addition, these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

We expect to rely upon licensees, collaborators or customers for support in advancing certain of our drug candidates and intend to rely on additional work with our collaborators during our efforts to commercialize our product candidates. Our licensees, collaborators or customers may be conducting multiple product development efforts within the same disease areas that are the subjects of their agreements with us. Agreements with collaborators may not preclude them from pursuing development efforts using a different approach from that which is the subject of our agreement with them. Any of our drug candidates, therefore, may be subject to competition with a drug candidate under development by a customer.

There are currently approved vaccines and therapies for many of the diseases and conditions addressed by the product candidates our partners and collaborators may be developing or manufacturing or in our own pipeline. Technological developments in our field of research and development occur at a rapid rate and we expect competition to intensify as advances in this field are made. We will be required to continue to devote substantial resources and efforts to our research and development activities.

As a biopharmaceutical company developing next generation obesity therapeutics, we compete with a broad range of companies. At the highest level, our therapeutics can be seen as both a complement and a potential competitor to any obesity therapeutic, most incretin peptides, biologics, other peptide therapies, siRNAs, surgical interventions, and small molecules. Certain of our competitors have substantially greater capital resources, large customer bases, broader product lines, sales forces, greater marketing and management resources, larger research and development staffs with extensive facilities and equipment than we do and have more established reputations as well as global distribution channels. Our most significant competitors, among others, are fully integrated pharmaceutical companies such as Eli Lilly and Company, Novo Nordisk A/S, Amgen Inc., Bristol-Myers Squibb Company, Merck & Co., Inc., Novartis AG, MedImmune, LLC (a wholly owned subsidiary of AstraZeneca plc), Johnson & Johnson, Pfizer Inc., Merck KGaA and Sanofi SA, and more established biotechnology companies such as Genentech, Inc. (a member of the Roche Group), Gilead Sciences, Inc. and its subsidiary Kite Pharma, Inc, and Regeneron Pharmaceuticals. We also compete with additional companies who are more advanced in the obesity and cardiometabolic space, such as Keros Therapeutics, Inc., Scholar Rock, Inc., Biohaven, Ltd., Structure Therapeutics, Inc., Viking Therapeutics, Inc., Veru Inc., Zealand Pharma A/S, Metsera, Inc., Terns Pharmaceuticals, Inc., Skye Bioscience, Inc., SixPeaks Bio AG, Laekna, Inc., Wave Life Sciences Ltd., Arrowhead Pharmaceuticals, Inc., Alnylam Pharmaceuticals, Inc., and Helicore Biopharma Inc., as well as tech enabled drug discovery companies such as Recursion, Inc., AbCellera Biologics, Inc., Cellarity, Inc., BenevolentAI, and others, some of which have substantially greater financial, technical, sales, marketing, and human resources than we do.

Research and Development

Our research and development functions are focused on the creation of new products and services, as well as enhancements to our existing offerings, both of which are necessary to maintain our competitive position. Our research and development activities take place primarily at our facilities in San Diego. iBio has leased lab and office space in San Diego for the purpose of conducting research. For the fiscal year 2025, iBio spent $8.3 million in R&D related activities.

Suppliers

We outsource certain functions and supplies to third parties such as Lonza Sales AG, and Twist Bioscience Corporation. While we rely on our outsourcing partners to perform their contracted functions, we are continuing to build internal capabilities. Our suppliers are generally available to meet our demands and supply requirements, but our items are long lead time items that have been exacerbated by the current macro environment due to increased demand. We continue to mitigate the risks through inventory management, relationship management and evaluation of alternative sources when possible. Refer to Item 1A, "Risk Factors," for a description of risks associated with our reliance on suppliers and outsourcing partners.

Government Regulation and Product Approval

Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Drug Approval Process

All of the vaccine and therapeutic products developed from our technologies will require regulatory approval by governmental agencies prior to commercialization. In particular, pharmaceutical drugs and vaccines are subject to rigorous preclinical testing and clinical trials and other pre-marketing approval requirements by the U.S. Food and Drug Administration (the "FDA") and regulatory authorities in other countries. In the U.S., various federal, and, in some cases, state statutes and regulations, also govern or impact the manufacturing, safety, labeling, storage, record-keeping and marketing of vaccines and pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations requires the expenditure of substantial resources. Regulatory approval, if and when obtained for any of our product candidates, may be limited in scope, which may significantly limit the indicated uses for which our product candidates may be marketed. Further, FDA approved vaccines and drugs are subject to ongoing oversight and discovery of previously unknown problems may result in restrictions on their manufacture, sale or use, or in their withdrawal from the market.

The process required by the FDA before a drug or biological product may be marketed in the United States generally involves the following:

- completion of pre-clinical laboratory tests and animal studies according to good laboratory practices ("GLP") and applicable requirements for the humane use of laboratory animals or other applicable regulations;

- submission to the FDA of an IND" application which must become effective before human clinical trials may begin;

- performance of adequate and well-controlled human clinical trials according to the FDA's regulations commonly referred to as good clinical practices ("GCPs") and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

- submission to the FDA of a New Drug Application ("NDA") or Biologics License Application ("BLA") for marketing approval that meets applicable requirements to ensure the continued safety, purity, and potency of the product that is the subject of the NDA or BLA based on results of pre-clinical testing and clinical trials;

- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the product candidates are produced, to assess compliance with cGMP, to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality and purity;

- potential FDA audit of the pre-clinical trial and clinical trial sites that generated the data in support of the NDA or BLA; and

- FDA review and approval of the NDA or licensure of the BLA.

Preclinical Tests

Before any product candidates with potential immunization or therapeutic value may be tested in human subjects, we must satisfy stringent government requirements for preclinical studies. Preclinical testing includes both *in vitro* and *in vivo* laboratory evaluation and characterization of the safety and efficacy of the product candidate. "*In vitro*" refers to tests conducted with cells in culture and "*in vivo*" refers to tests conducted in animals. The conduct of the preclinical tests must comply with federal regulations and requirements including GLP. Preclinical testing results obtained from studies in several animal species, as well as data from *in vitro* studies, are submitted to the FDA as part of an IND application and are reviewed by the FDA prior to the commencement of human clinical trials. These preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial clinical trials. In the case of vaccine candidates, animal immunogenicity and immune protection tests must establish a sound scientific basis to believe that the product candidate may be beneficial when administered to humans.

IND

An IND becomes effective automatically 30 days after receipt by the FDA unless the FDA raises concern or questions about the conduct of the clinical trials as outlined in the IND prior to that time. In such an event, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials may proceed. For additional information on the most recent FDA regulations and guidance on vaccine and therapeutic product testing and approval, visit its website at http://www.fda.gov. The FDA may also impose clinical holds on a product candidate at any time before or during clinical trials due to potential safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials.

Clinical Trials

Clinical trials involve the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA's regulations composing the good clinical practice requirements, including the requirement that all research subjects provide informed consent. Further, each clinical trial must be reviewed and approved by an independent institutional review board (the "IRB") at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the FDA may nevertheless accept the results of the study in support of an NDA if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through independent analysis and an onsite inspection if deemed necessary.

Human clinical trials involving biological products are typically conducted in three sequential phases that may overlap or be combined:

- *Phase 1*. The biological product is initially introduced into a small number of closely monitored healthy human volunteers and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients with the targeted disease.

- *Phase 2*. The biological product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

- *Phase 3*. Clinical trials generally enroll a large number of volunteers and are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for product labeling.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or *in vitro* testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor's initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the biological product has been associated with unexpected serious harm to subjects.

Concurrently with clinical trials, companies usually complete additional studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other criteria, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted.

Many other countries in which we might choose to develop drugs or run clinical trials have similar rules and regulation. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union or other foreign countries, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Data Privacy

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, processing) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, and sensitive third-party data. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, as further discussed above, the HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable protected health information. In the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut, and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 ("CPRA"), (collectively, "CCPA") applies to personal information of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents. Similar laws are being considered in several other states, as well as at the federal and local levels, and we anticipate that more states will pass similar laws in the future. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts, and increase legal risk and compliance costs for us, the third parties upon whom we rely.

We may also be subject to new laws governing the privacy of consumer health data. For example, Washington's My Health My Data Act ("MHMD") broadly defines consumer health data, places restrictions on processing consumer health data (including imposing stringent requirements for consents), provides consumers certain rights with respect to their health data, and creates a private right of action to allow individuals to sue for violations of the law. Other states are considering and may adopt similar laws.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union's General Data Protection Regulation ("EU GDPR") and the United Kingdom's GDPR ("UK GDPR") impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. Our inability or failure to do so could result in adverse consequences, including class action litigation and mass arbitration demands.

In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA's standard contractual clauses, the UK's International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allow for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR's cross-border data transfer limitations. For example, in May 2023, the Irish Data Protection Commission determined that a major social media company's use of the standard contractual clauses to transfer personal data from Europe to the United States was insufficient and levied a 1.2 billion Euro fine against the company and prohibited the company from transferring personal data to the United States.

In addition, we are bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials and other statement regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials.

In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

NDA/BLA:

Once clinical trials of a product candidate are completed, FDA approval of an NDA or BLA must be obtained before commercial marketing of the product. The NDA or BLA must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The FDA may grant deferrals for submission of data, or full or partial waivers. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the NDA or BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Post-Approval Requirements

Any products for which we receive FDA approvals will be subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product's approved uses, known as 'off-label' use, limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet.

__Other U.S. Healthcare Laws and Compliance Requirement__:

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, for instance the Office of Inspector General, the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, research, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the physician payment transparency laws, the privacy and security provisions of HIPAA, as amended by Health Information Technology for Economic and Clinical Health Act ("HITECH"), and similar state laws, each as amended. Once commercialized, we could be liable to ensure full compliance with the law.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. This is dictated by third-party payors' coverage and establish adequate reimbursement levels for such products. The marketability of any product candidate for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement.

Orphan Drug Act

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the name of the sponsor, identity of the drug or biologic and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not shorten the duration of the regulatory review or approval process, but does provide certain advantages, such as a waiver of Prescription Drug User Fee Act, or PDUFA, fees, enhanced access to FDA staff and potential waiver of pediatric research requirements.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the application user fee. A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Accelerated Approval

There are a variety of pathways under which applicants may seek expedited approval from FDA, including fast track, breakthrough therapy, priority review and accelerated approval. The FDA accelerated approval program provides for early approval of drugs based on a drug on a clinical trial(s) showing that the drug meets a surrogate or an intermediate clinical endpoint rather than a clinical benefit endpoint. Accelerated approval is possible for drugs for serious conditions that fill an unmet medical need.

A surrogate endpoint used for accelerated approval is a marker, such as a laboratory measurement, that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Likewise, an intermediate clinical endpoint is a measure of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on irreversible morbidity and mortality. Because it sometimes can take many years for a drug trial to show a clinical benefit, the use of a surrogate endpoint or an intermediate clinical endpoint can significantly shorten the time required to complete clinical trials and obtain FDA approval.

If a drug receives an accelerated approval, the company that sponsored the application must conduct a post-approval trial to confirm the anticipated clinical benefit. These trials are known as Phase 4 or post-approval confirmatory trials. If the confirmatory trial shows that the drug actually provides a clinical benefit, then the FDA grants traditional approval for the drug. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA. If the confirmatory trial does not show that the drug provides clinical benefit, FDA has regulatory procedures in place that could lead to removing the drug from the market.

Healthcare Regulations and Healthcare Reform

Healthcare regulation and pricing (including drug pricing) is complex, extensive, and dynamic around the world. In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. We expect that there will continue to be a number of federal and state proposals to implement government pricing controls and limit the growth of healthcare costs.

We cannot predict what healthcare reform initiatives may be adopted in the future. Further federal, state and foreign legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from product candidates and may affect our overall financial condition and ability to develop product candidates.

We anticipate that current and future U.S. legislative healthcare reforms may result in additional downward pressure on the price that we receive for any approved product, if covered, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors.

U.S. Patent-Term Extension

Depending upon the timing, duration and specifics of FDA approval of our current product candidates or any future product candidate, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch Waxman Act. The Hatch Waxman Act permits extension of the patent term of up to five years as compensation for patent term lost during FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term extension period is generally one half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension (and only those patent claims covering the approved drug, a method for using it or a method for manufacturing it may be extended), and the application for the extension must be submitted prior to the expiration of the patent. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension. In the future, we may apply for extension of a patent term for our currently owned patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA. However, there can be no assurance that the USPTO will grant us any requested patent term extension, either for the length we request or at all.

Rest of World Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. The cost of establishing a regulatory compliance system for numerous varying jurisdictions can be very significant. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union and in other jurisdictions, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from comparable regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the EU, for example, a clinical trial authorization application (CTA) must be submitted for each clinical protocol to each country's national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is accepted in accordance with a country's requirements, the clinical trial may proceed.

The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. In addition, the requirements governing the conduct of clinical trials vary greatly from country to country. In all cases, the clinical trials are conducted in accordance with GCP the applicable regulatory requirements, and the ethical principles that have their origin in the Declaration of Helsinki.

Australia

The pharmaceutical industry is one of the most highly regulated industries in Australia. The Australian government is heavily involved in the operation of the industry, through the registration of medicines and licensing of manufacturing facilities. In Australia, the relevant regulatory body responsible for the pharmaceutical industry is the Australian Therapeutic Goods Administration ("TGA"). There is harmonization and collaboration between between the TGA and the FDA. The TGA requires notification of all clinical trials via an electronic submission of a Clinical Trial Notification prior to commencing the clinical trial. The TGA operates according to the Commonwealth of Australia's Therapeutic Goods Act 1989 (Cth) (the "Australia TG Act"). Specifically, the Australia TG Act regulates the registration, listing, quality, safety, efficacy, promotion and sale of therapeutic goods, including pharmaceuticals, supplied in Australia.

Environmental, Health, and Safety Regulation

We are subject to numerous federal, state and local environmental, health and safety ("EHS"), laws and regulations relating to, among other matters, safe working conditions, product stewardship, environmental protection, and handling or disposition of products, including those governing the generation, storage, handling, use, transportation, release, and disposal of hazardous or potentially hazardous materials, medical waste, and infectious materials that may be handled by our research laboratories. Some of these laws and regulations also require us to obtain licenses or permits to conduct our operations. If we fail to comply with such laws or obtain and comply with the applicable permits, we could face substantial fines or possible revocation of our permits or limitations on our ability to conduct our operations. Certain of our development activities involve use of hazardous materials, and we believe we are in compliance with the applicable environmental laws, regulations, permits, and licenses. However, we cannot ensure EHS liabilities will not develop in the future. EHS laws and regulations are complex, change frequently and have tended to become more stringent over time. Although the costs to comply with applicable laws and regulations, have not been material, we cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

Human Capital/Employees

As of June 30, 2025, we had 20 employees, all of which are full-time employees, and two strategic consultants. Our employees are not represented by any union and are not the subject of a collective bargaining agreement. We consider our relations with our employees to be good.

We believe that our success depends upon our ability to attract, develop, retain and motivate key personnel. Our management and scientific teams possess considerable experience in drug discovery, research and development, manufacturing, clinical and regulatory affairs, and iBio directly benefits from this experience and industry knowledge.

We anticipate that we will need to identify, attract, train and retain other highly skilled personnel to pursue our development program. Hiring for such personnel is competitive, and there can be no assurance that we will be able to retain our key employees or attract, assimilate or retain the qualified personnel necessary for the development of our business.

We have no collective bargaining agreements with our employees and have not experienced any work stoppages. We consider our relations with our employees to be good. Management believes that it has sufficient human capital to operate its business successfully currently and will need to attract new talent to the organization in order to achieve its plans for growth.

Competitive Pay and Benefits. Our compensation programs are designed to align the compensation of our employees with our performance and to provide the proper incentives to attract, retain and motivate employees to achieve superior results. The structure of our compensation programs balances incentive earnings for both short-term and long-term performance. Specifically:

- we provide employee wages that are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location;

- we engage nationally recognized outside compensation and benefits consulting firms to independently evaluate the effectiveness of our executive compensation and benefit programs and to provide benchmarking against our peers within the industry;

- we align our executives' long-term equity compensation with our shareholders' interests by linking realizable pay with stock performance;

- annual increases and incentive compensation are based on merit, which is communicated to employees at the time of hiring and documented through our talent management process as part of our annual review procedures and upon internal transfer and/or promotion; and

- commencing January 1, 2018, we established the iBio, Inc. 401(k) Plan. Eligible employees may participate in the 401(k) Plan, whereby they may elect to make elective deferral contributions pursuant to a salary deduction agreement and receive matching contributions upon meeting age and length-of-service requirements. We will make a 100% matching contribution that is not in excess of 5% of an eligible employee's compensation. In addition, we may make qualified non-elective contributions at our discretion.

Corporate Information

We were incorporated under the laws of the State of Delaware on April 17, 2008, under the name iBioPharma, Inc. We engaged in a merger with InB:Biotechnologies, Inc., a New Jersey corporation on July 25, 2008, and changed our name to iBio, Inc. on August 10, 2009.

Our principal executive offices are located at 11750 Sorrento Valley Road, Suite 200, San Diego, California 92121 and our telephone number is (979) 446-0027. Our website address is www.ibioinc.com. The information contained on, or accessible through, our website does not constitute part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

Reverse Stock Split

On November 29, 2023, we effected a reverse stock split at a ratio of one-for-twenty (1:20) shares of our Common Stock. As a result of the reverse stock split, every twenty (20) shares of our Common Stock either issued and outstanding or held by us in our treasury immediately prior to the effective time was, automatically and without any action on the part of the respective holders thereof, combined and converted into one (1) share of our Common Stock. The reverse split also applied to Common Stock issuable upon the exercise of our outstanding stock options. The reverse stock split did not affect the par value of our Common Stock or the shares of our Common Stock that we are authorized to issue under our Certificate of Incorporation, as amended. No fractional shares were issued in connection with the reverse stock split. Stockholders who otherwise were entitled to receive a fractional share in connection with the reverse stock split instead were eligible to receive a cash payment, which was not material in the aggregate, instead of shares. All share and per share amounts of Common Stock presented in this Annual Report have been retroactively adjusted to reflect the one-for-twenty reverse stock split.

Available Information

Our website address is www.ibioinc.com. We file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and other materials with the SEC. We are subject to the informational requirements of the Exchange Act and file or furnish reports, proxy statements and other information with the SEC. Such reports and other information filed by us with the SEC are available free of charge on our website at www.ibioinc.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider information on our website to be part of this Annual Report.

The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Item 1A. Risk Factors

Summary Risk Factors

Our business faces significant risks and uncertainties of which investors should be aware before making a decision to invest in our Common Stock. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. The following is a summary of the more significant risks relating to the Company. A more detailed description of our risk factors is set forth below under the caption "Detailed Risk Factors."

Risks Related to Our Business, Financial Position and Capital Requirements

o   We have a limited operating history developing vaccines and therapeutics, which may limit investors' ability to make informed decisions.

o   We have incurred and expect to continue to incur significant losses and may never achieve or maintain profitability.

o   We anticipate that our expenses will increase in the future.

o   We will need additional funding to fully execute our business plan, and the actual amount required is subject to many risks.

o   The actual amount of funds we will need to operate is subject to many risk factors, some of which are beyond our control.

o   Our ability to raise additional capital, including through sales of shares of common stock under the ATM Program, may be limited if the public float of our common stock continues to be less than $75.0 million.

Risks Related to the Development and Commercialization of Our Technologies and Product Candidates

o   We have a limited operating history developing precision antibodies and have no significant source of revenue.

o   We are reliant on a limited number of product candidates that require significant clinical testing before seeking regulatory approval.

o   We may fail to capitalize on particular technology or product candidates tat we expend our limited resources on.

o   There is no guarantee that we will be able to successfully develop and commercialize product candidates.

o   We may not be successful in our efforts to use iBio technologies to build a pipeline of product candidates.

o   Clinical trials are very expensive, time-consuming, and difficult to design and implement.

o   We, our clients, collaborators, and potential licensees are dependent upon successful preclinical studies and demonstration of safety and efficacy in clinical trials to commercialize product candidates.

o   If we or our collaborators are not able to obtain required regulatory approvals, we will not be able to commercialize product candidates.

o   Alternative technologies may supersede our technologies or make them noncompetitive.

o We may conduct initial clinical studies outside the United States, and the FDA or other regulators may not accept data from such studies, causing delays.

o Our clinical product candidates may exhibit undesirable side effects.

o Product liability lawsuits could cause us to incur substantial liabilities and limit product commercialization.

Risks Related to Dependence on Third Parties

o Our most advanced product candidates depend on intellectual property licensed from third parties and termination of any of these or future licenses could result in the loss of significant rights, which could adversely affect our business, results of operations and financial condition.

o Our AI/ML platform leverages internal data as well as data from third parties. Defects in, or loss of access to, our databases or those of third parties may impair our ability to discover additional targets and develop our product candidates.

o For any clinical product candidates we may develop, manufacturing problems experienced by third-party contract manufacturers could result in delays or interruptions in supply.

o If we are unable to establish new collaborations and maintain both new and existing collaborations, or if these collaborations are not successful, our business could be adversely affected.

o If third parties on whom we or our licensees rely for preclinical and clinical studies do not perform as required, we may not be able to obtain regulatory approval or commercialize product candidates.

o Our inability to obtain raw materials or supplies may adversely impact our business and results of operations.

o Any claims beyond our insurance coverage limits may result in substantial costs.

o We may be subject to various litigation claims and legal proceedings.

Risks Related to Intellectual Property

o If we or our licensors are unable to obtain and maintain sufficient patent protection, our ability to commercialize our technology and products may be impaired.

o We may become involved in lawsuits related to our patents or other intellectual property, which could be costly.

o Patent terms may be inadequate to protect our competitive position for an adequate amount of time.

o If we are unable to protect our trade secrets, our business and competitive position would be harmed.

o We may be subject to claims challenging the inventorship of our patent filings and other intellectual property.

o Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

o We may not be able to protect our intellectual property rights throughout the world.

o If we should fail to comply with various patent laws our patent protection could be reduced or eliminated.

o Changes in patent law could increase the uncertainties and costs surrounding the prosecution and enforcement of our patents.

Risks Related to iBio's Operations

- o We have previously identified and remediated material weaknesses in our internal controls, and cannot assure that additional weaknesses will not occur.

- o The loss of one or more of our executive officers or key employees could adversely affect our business.

- o A failure to have an appropriately skilled and adequate workforce could adversely impact the ability of our R&D facility to operate efficiently.

- o A natural disaster or other disruptions at our laboratory would adversely affect our business and results of operations.

- o We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

- o If we are unable to protect the confidentiality of our customers' proprietary information, we may be subject to claims.

- o We may face integration risks and additional costs if we acquire companies, products, or technologies.

- o Our business and operations would suffer in the event of computer system failures, including cybersecurity and data leakage risks.

- o We rely extensively on our information technology systems and are vulnerable to damage and interruption, including cybersecurity and data leakage risks.

- o Any failure to maintain the security of information relating to our patients, customers, employees, and suppliers could expose us to litigation, government enforcement actions, and costly response measures.

- o Changes in general economic conditions, geopolitical conditions, trade policies, and other factors beyond our control may adversely impact our business and operating results.

- o Global climate change and related regulations could negatively affect our business.

Risks Related to Our Common Stock

- o Our stockholders will experience dilution from the issuance of shares of common stock upon the exercise of warrants issued in our recent underwritten public offering, future offerings and development milestone payments if paid in equity.

- o Our failure to continue to comply with the continued listing standards of Nasdaq could result in delisting.

- o Provisions in our certificate of incorporation, bylaws, and under Delaware law could discourage a takeover.

- o The issuance of preferred stock could adversely affect the rights of the holders of shares of our common stock.

- o We do not anticipate paying cash dividends for the foreseeable future.

- o Holders of our warrants have no rights as common stockholders until they exercise their warrants.

- o The market price of our common stock has been and may continue to be volatile.

o   Reports published by securities or industry analysts could adversely affect our common stock price and trading volume.

o   As a smaller reporting company, we are subject to reduced disclosure requirements, which may make our common stock less attractive to investors.

Detailed Risk Factors

Our business faces many risks. Past experience may not be indicative of future performance, and as noted elsewhere in this Annual Report, we have included forward-looking statements about our business, plans and prospects that are subject to change. Forward-looking statements are particularly located in, but not limited to, the sections "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition to the other risks or uncertainties contained in this Annual Report, the risks described below may affect our operating results, financial condition and cash flows. If any of these risks occur, either alone or in combination with other factors, our business, financial condition or operating results could be adversely affected, and the trading price of our common stock may decline. Moreover, readers should note this is not an exhaustive list of the risks we face; some risks are unknown or not quantifiable, and other risks that we currently perceive as immaterial may ultimately prove more significant than expected. Statements about plans, predictions or expectations should not be construed to be assurances of performance or promises to take a given course of action.

Risks Related to Our Business, Financial Position and Capital Requirements

We have a limited operating history developing vaccines and therapeutics, which may limit the ability of investors to make an informed investment decision.

We commenced independent operations in 2008, and our operations to date have included organizing and staffing our company, business planning, raising capital, acquiring and developing our proprietary technologies, identifying potential product candidates and undertaking, in house and through third parties, preclinical trials and clinical trials of product candidates derived from our technologies. Prior to the end of calendar year 2022, we shifted our focus away from generating revenue as a CDMO service provider to the development of vaccines and therapeutics for commercialization. Our current focus is on immune-oncology therapeutics. The current vaccines and therapeutics being developed are all in preclinical development and we have not completed any clinical trials for any vaccine or therapeutic protein product candidate produced using iBio technology and there is a risk that we will be unsuccessful in developing or commercializing any product candidates. Certain vaccine candidates using iBio's technologies have previously been evaluated by other organizations in Phase 1 clinical trials; however, all of our vaccine and therapeutic protein product candidates are still in preclinical development. Neither we nor our collaborators have completed any other clinical trials for any vaccine or therapeutic protein product candidate produced using iBio technology. As a result, we have not yet demonstrated our ability to successfully complete any Phase 2 or pivotal clinical trials, obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any conclusion you reach about our future success or viability may not be as predictive as it might be if we had a longer operating history.

Even if we receive regulatory approval for the sale of any of our product candidates, we do not know when we will begin to generate significant revenue from such product candidates, if at all. Our ability to generate revenue depends on a number of factors, including our ability to:

•   set an acceptable price for our products and obtain coverage and adequate reimbursement from third-party payors;

•   establish sales, marketing, manufacturing and distribution systems; add operational, financial and management information systems and personnel, including personnel to support our clinical, manufacturing and planned future clinical development and commercialization efforts and operations as a public company;

•   manufacture commercial quantities of product candidates at acceptable cost levels;

- achieve broad market acceptance of our product candidates in the medical community and with third-party payors and consumers;

- attract and retain an experienced management and advisory team;

- launch commercial sales of our products, whether alone or in collaboration with others; and

- maintain, expand and protect our intellectual property portfolio.

Because of the numerous risks and uncertainties associated with development and manufacturing product candidates, we are unable to predict if we will generate significant revenue. If we cannot successfully execute on any of the factors listed above, our business may not succeed, and we may never generate significant revenue.

We have incurred significant losses since our inception. We expect to incur losses during our next fiscal year, we do not anticipate generating significant revenue for several years and may never achieve or maintain profitability.

Since our 2008 spinoff from Integrated BioPharma, we have incurred operating losses and negative cash flows from operations, and we expect to continue to generate operating losses for the foreseeable future. Our net loss was approximately $18.4 million and $24.9 million for the years ended June 30, 2025 and 2024, respectively. As of June 30, 2025, we had an accumulated deficit of approximately $332.2 million.

To date, we have financed our operations primarily through the sale of common stock, the Woodforest Credit Agreement, preferred stock and warrants. We devote substantially all of our efforts to research and development, including the development and validation of our technologies, and the development of a proprietary therapeutic products against oncology. We have not completed development of or commercialized any vaccine or therapeutic product candidates. We expect to continue to incur significant expenses and may incur operating losses for at least the next year. We anticipate that our expenses and losses will increase substantially if we:

- initiate clinical trials of our product candidates;

- continue the research and development of our product candidates;

- seek to discover or license in additional product candidates; and

- add operational, and administrative information systems and personnel, including personnel to support our product development and manufacturing efforts.

Our future profitability and cash flow in large part depends on the advancement of our research and development programs, including our AI Drug Discovery Platform, and our ability to successfully develop, partner or commercialize our product candidates, which is not anticipated for several years. Our cash position is expected to limit the number of product candidates that we seek to develop. This will require us, alone or with our licensees and collaborators, to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing and selling those products for which regulatory approval is obtained or establishing collaborations with parties willing and able to provide necessary capital or other value. We may never succeed in these activities. We may never generate revenues that are significant or large enough to achieve profitability.

There can be no assurance that our collaboration with AstralBio will be successful or will entered into agreements for the sale or out-licensing of any of our product candidates on favorable terms or that the exploration of potential options will result in any agreements or transactions, or that, if completed, any agreements or transactions will be successful or on attractive terms. If we determine to change our business strategy, our future business, prospects, financial position and operating results could be significantly different than those in historical periods or projected by our management. Because of the significant uncertainty regarding our future plans, we are not able to accurately predict the impact of a potential change in our business strategy and future funding requirements.

All of our existing product candidates are in various stages of development and will require extensive additional clinical evaluation, regulatory review and approval, significant marketing efforts and substantial investment before they could provide us with any revenue. As a result, even if we successfully develop, achieve regulatory approval and commercialize our products, we may be unable to generate revenue for many years, if at all. We do not anticipate that we will generate revenue from product sales for at least several years, if at all. If we are unable to generate revenue from product sales, we will not become profitable, and we may be unable to continue our operations.

We may not be able to generate revenue or achieve profitability in the future. Our failure to achieve or maintain profitability would likely negatively impact the value of our securities and could prevent us from continuing as a going concern. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would diminish the value of our company and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We anticipate that our expenses will increase in the future.

We expect our research and development expenses to increase significantly as our product candidates advance in clinical development, and as we add more employees. As part of the regulatory process, we must conduct clinical trials for each product candidate to demonstrate safety and efficacy to the satisfaction of the FDA and other regulatory authorities. The number and design of the clinical trials that will be required varies depending upon product candidate, the condition being evaluated, and the trial results themselves. Therefore, it is difficult to accurately estimate the cost of the clinical trials. Clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of our product candidates will take at least several years to complete. Because of numerous risks and uncertainties involved in our business, the timing or amount of increased development expenses cannot be accurately predicted, and our expenses could increase beyond expectations if we are required by the FDA, or comparable non-U.S. regulatory authorities, to perform studies or clinical trials in addition to those we currently anticipate. We anticipate that further product development is also expected to increase expenses, including but not limited to the expected continued IND-enabling studies IBIO-610, IBIO-600, and the additional studies that will be required to support development of our other preclinical cardiometabolic programs. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials.

In addition, as we expand our business, we will need to retain additional employees with the necessary skills including employees for our continued expansion of drug discovery capabilities in San Diego, California.

Even if any of our product candidates are approved for commercial sale, we anticipate incurring significant costs associated with the commercial launch of and the related commercial-scale manufacturing requirements for our product candidates. As a result, we expect to continue to incur significant and increasing operating losses and negative cash flows for the foreseeable future. Because of the numerous risks and uncertainties associated with biopharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of future expenses or when, or if, we will be able to achieve or maintain profitability. These losses have had and will continue to have an adverse effect on our financial position and working capital.

We will need additional funding to fully execute our business plan, which funding may not be available on commercially acceptable terms or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate the commercialization of our development and manufacturing services and efforts for our product development programs.

Despite our receipt of approximately $46.5 million in net proceeds in connection with the 2025 Offering, we will need additional capital to fully implement our long-term business, operating and development plans as we do not anticipate that any of our product candidates will generate revenue in the next few years, if at all. To the extent that we initiate or continue clinical development without securing collaborator or licensee funding, our research and development expenses could increase substantially.

When we elect to raise additional funds or additional funds are required, we may raise such funds from time to time through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives. Additional equity or debt financing or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. We currently have no committed sources of funding. The At Market Issuance Sales Agreement (the "ATM Agreement") with Chardan Capital Markets, LLC ("Chardan") and Craig-Hallum Capital Group LLC ("Craig-Hallum") that we entered into with Chardan and Craig-Hallum on July 3, 2024, also has certain requirements that we must meet in order to sell securities pursuant to the ATM Agreement. There can be no assurance that we will meet the requirements to be able to sell securities pursuant to the ATM Agreement, of if we meet the requirements that we will be able to raise sufficient funds on favorable terms. There can be no assurances that we will be able to raise the funds needed, especially in light of the fact that our ability to sell securities registered on our registration statement on Form S-3 will be limited until such time the market value of our voting securities held by non-affiliates is $75 million or more. If we are unable to raise capital in sufficient amounts when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or commercialization efforts and our ability to generate revenues and achieve or sustain profitability will be substantially harmed.

If we are unable to raise funds when required or on favorable terms, this assumption may no longer be operative, and we may have to: a) significantly delay, scale back, or discontinue the product application and/or commercialization of our proprietary technologies; b) seek collaborators for our technology and product candidates on terms that are less favorable than might otherwise be available; c) relinquish or otherwise dispose of rights to technologies, product candidates, or products that we would otherwise seek to develop or commercialize; or d) possibly liquidate assets or cease operations.

The actual amount of funds we will need to operate is subject to many risk factors, some of which are beyond our control.

The actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control therefore we are unable to determine this amount with certainty. These factors include the following:

- the progress of our research activities;

- the number and scope of our research programs;

- the progress of our preclinical and clinical development activities;

- the progress of the development efforts of parties with whom we have entered into research and development agreements and amount of funding received from partners and collaborators;

- our ability to maintain current research and development licensing arrangements and to establish new research and development and licensing arrangements;

- our ability to achieve our milestones under licensing arrangements;

- the costs associated with manufacturing related services to produce materials for use in our clinical trials;

- the costs involved in prosecuting and enforcing patent claims and other intellectual property rights;

- the costs incurred to screen and enroll patients; and

- the costs and timing of regulatory approvals.

We have based our estimate on assumptions that may prove to be wrong. We may need to obtain additional funds sooner or in greater amounts than we currently anticipate. Potential sources of financing include strategic relationships, public or private sales of our shares or debt and other sources. Additionally, we may seek to access the public or private equity markets when conditions are favorable due to our long-term capital requirements. We do not have any committed sources of financing at this time, and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us, or at all.

Our ability to raise additional capital, including through sales of shares of common stock under the ATM Program, may be limited if the public float of our common stock continues to be less than $75.0 million.

Under current SEC regulations, if the aggregate market value of our common stock held by non-affiliates, or public float, is less than $75.0 million at the time we file this Annual Report or earlier in some cases, and for so long as our public float remains less than $75.0 million, the amount we can raise through primary public offerings of securities in any twelve-month period using shelf registration statements, including sales under this prospectus supplement, will be limited to an aggregate of one-third of our public float. As of September 3, 2025, our public float was approximately $20.0 million. If our public float decreases, the amount of securities we may sell under Form S-3 may also decrease.

Risks Related to the Development and Commercialization of Our Technologies and Product Candidates

We currently have a limited operating history developing precision antibodies, no products approved for commercial sale, have no significant source of revenue and may never generate significant revenue.

We are a pre-clinical-stage biopharmaceutical company that recently began to focus on leveraging the power of Artificial Intelligence (AI) for the development of precision antibodies. Prior to August 23, 2021, when we entered into a series of agreements with RubrYc, we were focused on our CDMO business. We have never generated any product revenue from the development of precision antibodies, do not expect to generate revenue in the near future and do not have any products approved for sale. Our operations to date have been primarily focused on developing our product candidates. We have not yet successfully conducted any clinical trials of any antibodies we have developed. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing product candidates.

All of our existing product candidates are in early stages of development and will require extensive additional clinical evaluation, regulatory review and approval, significant marketing efforts and substantial investment before they could provide us with any revenue.

We currently have a limited number of product candidates in early stages of pre-clinical development and are dependent on the success of these product candidates, which requires significant clinical testing before seeking regulatory approval. If our product candidates do not receive regulatory approval or are not successfully commercialized, our business may be harmed.

We are currently in preclinical development of multiple product candidates as potential treatments across multiple therapeutic areas. It is possible that we may never be able to develop a marketable product candidate.

We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to our product candidates in the cardiometabolic and obesity fields. Accordingly, our business currently depends heavily on the successful development, regulatory approval and commercialization of these product candidates, which may not receive regulatory approval or be successfully commercialized even if regulatory approval is received. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of product candidates are and will remain subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries that each have differing regulations. We are not permitted to market any product in the United States unless and until we receive approval from the FDA, or in any foreign countries unless and until we receive the requisite approval from regulatory authorities in such countries. We have never submitted an NDA or BLA to the FDA or comparable applications to other regulatory authorities and do not expect to be in a position to do so for the foreseeable future. Obtaining approval of an NDA or BLA is an extensive, lengthy, expensive, and inherently uncertain process, and the FDA may delay, limit or deny approval of its product for many reasons.

Because we have limited financial and managerial resources, our focus is limited to the development of multiple product candidates. As a result, we may forego or delay pursuit of opportunities with other technologies or product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending and the spending of our clients and collaborators may not yield any commercially viable products.

We have based our research and development efforts largely on our technologies and product candidates derived from such technologies. Notwithstanding our large investment to date and anticipated future expenditures in these technologies, we have not yet developed, and may never successfully develop, any marketed products using these technologies. As a result, we may fail to address or develop product candidates based on other scientific approaches that may offer greater commercial potential or for which there is a greater likelihood of success.

We also may not be successful in our efforts to identify or discover additional product candidates using our technologies. Research programs to identify new product candidates require substantial technical, financial, and human resources. These research programs may initially show promise in identifying potential product candidates yet fail to yield product candidates for clinical development.

We may expend our limited resources to pursue a particular technology or product candidate and fail to capitalize on technologies or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific product candidates derived from or enhanced by our technologies or that have been identified and partially developed by our clients or collaborators. As a result, we may forego or delay pursuit of opportunities with other technologies or product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending and the spending of our clients and collaborators may not yield any commercially viable products.

We have based our research and development efforts largely on our technologies and product candidates derived from such technologies. Notwithstanding our large investment to date and anticipated future expenditures in these technologies, we have not yet developed, and may never successfully develop, any marketed products using these technologies. As a result, we may fail to address or develop product candidates based on other scientific approaches that may offer greater commercial potential or for which there is a greater likelihood of success.

We also may not be successful in our efforts to identify or discover additional product candidates using our technologies. Research programs to identify new product candidates require substantial technical, financial, and human resources. These research programs may initially show promise in identifying potential product candidates yet fail to yield product candidates for clinical development.

If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements on terms less favorable to us than possible.

Preclinical and clinical development involves a lengthy and expensive process, with an uncertain outcome. We or our collaborators may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current product candidates or any future product candidates, which could materially harm our business.

All of our product candidates are still in preclinical development. Our ability to generate product sales revenues for our own products, which we do not expect will occur for many years, will depend heavily on the successful development and eventual commercialization of our product candidates. The success of our product candidates will depend on several factors, including the following:

- completion of preclinical studies and clinical trials with positive results;

- receipt of marketing approvals from applicable regulatory authorities;

- obtaining and maintaining patent and trade secret protection and regulatory exclusivity, which may exceed patent exclusivity, for our product candidates;

- making arrangements with third-party manufacturers for commercial manufacturing capabilities;

- launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

- successfully maintaining existing collaborations and entering into new ones throughout the development process as appropriate, from preclinical studies through to commercialization;

- acceptance of the products, if and when approved, by patients, the medical community and third-party payors;

- effectively competing with other products;

- obtaining and maintaining coverage and adequate reimbursement by third-party payors, including government payors, for any products we successfully develop;

- protecting our rights in our intellectual property portfolio; and

- maintaining a continued acceptable safety profile of the products following approval.

If we or our collaborators do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully develop and commercialize our product candidates, which would materially harm our business.

The risks associated with our product candidates not proceeding through clinical development is high. We expect it will be many years before we commercialize any product candidate, if ever. The product candidates we are developing are unproven, which makes it difficult to accurately predict the challenges we may face with respect to our product candidates as they proceed through development. It is also impossible to predict whether our clinical trials will proceed through registrational trials and when or if any of our product candidates will receive regulatory approval. To obtain the requisite regulatory approvals to commercialize any product candidates, we must demonstrate through extensive preclinical studies and lengthy, complex and expensive clinical trials that our product candidates are safe and effective in humans. We anticipate the commencement of our first human clinical trials in late fiscal 2026 or early fiscal 2027. Clinical testing can take many years to complete, and its outcome is inherently uncertain. Commencing any future clinical trials is subject to finalizing the trial design and submitting an application to the FDA or a comparable foreign regulatory authority. Even after we make our submission, the FDA or comparable foreign regulatory authority could disagree that we have satisfied their requirements to commence our clinical trials or disagree with our trial design, which may require us to complete additional studies or trials, amend our protocols or impose stricter conditions on the commencement of clinical trials.

While we believe that data we and our collaborators have obtained from preclinical studies of iBio technology-derived and iBio technology-enhanced product candidates has validated these technologies, our technologies have not yet, and may never lead to, approvable or marketable products. Even if we are successful in further validating our technologies and continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development for many possible reasons, including harmful side effects, limited efficacy or other characteristics that indicate that such product candidates are unlikely to be products that will receive marketing approval and achieve market acceptance. If we and our collaborators do not successfully develop and commercialize product candidates based upon our technologies, we will not obtain product or collaboration revenues in future periods, which likely would result in significant harm to our financial position and adversely affect our stock price.

Clinical trials are very expensive, time-consuming, and difficult to design and implement.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time-consuming. We estimate that clinical trials for our product candidates would take at least several years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. Commencement and completion of clinical trials may be delayed by several factors, including:

- obtaining an IND application with the FDA or foreign equivalent to commence clinical trials;

- identification of, and acceptable arrangements with, one or more clinical sites;

- obtaining IRB or Ethics Committee ("EC") approval to commence clinical trials;

- unforeseen safety issues;

- determination of dosing;

- lack of effectiveness during clinical trials;

- slower than expected rates of patient recruitment;

- inability to monitor patients adequately during or after treatment;

- lower than expected rates of patient completion of clinical trials;

- inability to obtain supply of our drug candidate in a timely manner;

- inability or unwillingness of medical investigators to follow our clinical protocols; and

- unwillingness of the FDA or foreign equivalent, or IRBs/ECs to permit the clinical trials to be initiated.

In addition, we, IRBs/ECs or the FDA or foreign equivalent may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if IRBs/ECs or the FDA or foreign equivalent finds deficiencies in our submissions or conduct of our trials.

Neither we nor our clients, collaborators or potential licensees will be able to commercialize product candidates based on our technologies and services if preclinical studies do not produce successful results or clinical trials do not demonstrate safety and efficacy in humans.

Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and has an uncertain outcome. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. We and our licensees may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent the commercialization of product candidates based on our iBio technologies, including the following:

- Preclinical or clinical trials may produce negative or inconclusive results, which may require additional preclinical testing, additional clinical trials or the abandonment of projects that we expect to be promising. For example, promising animal data may be obtained about the anticipated efficacy of a therapeutic protein product candidate and then human tests may not result in such an effect. In addition, unexpected safety concerns may be encountered that would require further testing even if the therapeutic protein product candidate produced an otherwise favorable response in human subjects.

- Initial clinical results may not be supported by further or more extensive clinical trials. For example, a licensee may obtain data that suggest a desirable immune response from a product candidate in a small human study, but when tests are conducted on larger numbers of people, the same extent of immune response may not occur. If the immune response generated by a product candidate is too low or occurs in too few treated individuals, then the product candidate will have no commercial value.

- Enrollment in any clinical trials that we or our licensee's conduct may be slower than projected, resulting in significant delays. The cost of conducting a clinical trial increases as the time required to enroll adequate numbers of human subjects to obtain meaningful results increases. Enrollment in a clinical trial can be a slower-than-anticipated process because of competition from other clinical trials, because the study is not of interest to qualified subjects, or because the stringency of requirements for enrollment limits the number of people who are eligible to participate in the clinical trial.

- We or our potential licensees might have to suspend or terminate clinical trials if the participating subjects are being exposed to unacceptable health risks. Animal tests do not always adequately predict potential safety risks to human subjects. The risk of any candidate product is unknown until it is tested in human subjects, and if subjects experience adverse events during the clinical trial, the trial may have to be suspended and modified or terminated entirely.

- Regulators or institutional review boards may suspend or terminate clinical research for various reasons, including safety concerns or noncompliance with regulatory requirements.

- Any regulatory approval ultimately obtained may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable.

- The effects of iBio technology-derived or iBio technology-enhanced product candidates may not be the desired effects or may include undesirable side effects.

Significant clinical trial delays could allow our competitors to bring products to market before we or our licensees do and impair our ability to commercialize our technologies and product candidates based on our technologies. Poor clinical trial results or delays may make it impossible to license a product candidate, or reduce its attractiveness to prospective licensees, so that we will be unable to successfully develop and commercialize such a product candidate.

Clinical trials are risky, lengthy, and expensive. We will incur substantial expense for, and devote significant time and resources to, preclinical testing and clinical trials, yet we cannot be certain that these tests and trials will demonstrate that a product candidate is effective and well-tolerated or will ever support its approval and commercial sale. For example, clinical trials require adequate supplies of clinical trial material and sufficient patient enrollment to power the trial. Delays in patient enrollment can result in increased costs and longer development times. Even if we, or a licensee or collaborator, if applicable, successfully complete clinical trials for our clinical product candidate, we or they might not file the required regulatory submissions in a timely manner and may not receive marketing approval for the clinical product candidate. We cannot assure you that our clinical product candidate will successfully progress further through the drug development process or will ultimately result in an approved and commercially viable product.

If we, or our clients and collaborators, are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we, or our clients and collaborators, will not be able to develop or commercialize our, or third-party, product candidates or will not be able to do so as soon as anticipated, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and by similar regulatory authorities outside the United States. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to engage in any clinical trials for any of our product candidates and there is no assurance that we will conduct successful clinical trials or obtain approval to market any of our product candidates from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third parties to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. If any of our product candidates receives marketing approval, the accompanying label may limit the approved use in such a restrictive manner that it is not possible to obtain commercial viability for such product.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive and may take many years. If additional clinical trials are required for certain jurisdictions, these trials can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved, and may ultimately be unsuccessful. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review process for each submitted product application, may cause delays in the review and approval of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept a marketing application as deficient or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Although the FDA and other regulatory authorities have approved plant-based therapeutics in the past, consistent with the oversight of all products, the FDA is monitoring whether these plant-based therapeutics pose any health and human safety risks. While they have not issued any regulation to date that is averse to plant-based vaccines or therapeutics, it is possible that the FDA and other regulatory authorities could issue regulations in the future that could adversely affect our product candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising and promotional activities for such product candidate, among other things, will be subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety, efficacy and other post-marketing information and reports, establishment registration and drug listing requirements, continued compliance with cGMP, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping and current GCP requirements for any clinical trials that we conduct post-approval. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product candidate may be marketed or to the conditions of approval. If our clinical product candidate receives marketing approval, the accompanying label may limit the approved use of our product, which could limit sales.

Alternative technologies may supersede our technologies or make them noncompetitive, which would harm our ability to generate future revenue.

The manufacture of precision antibodies and use of artificial intelligence to do so is intensely competitive. There are currently extensive research efforts in this field, which result in rapid technological progress that can render existing technologies obsolete or economically noncompetitive. If our competitors succeed in developing more effective technologies or render our technologies obsolete or noncompetitive, our business will suffer. Many universities, public agencies and established pharmaceutical, biotechnology, and other life sciences companies with substantially greater resources than we have are developing and using technologies and are actively engaging in the development of products similar to or competitive with our technologies and products. To remain competitive, we must continue to invest in new technologies and improve existing technologies. To make such renewing investment we will need to obtain additional financing and/or collaborations. If we are unable to secure such financing, we will not have sufficient resources to continue such investment. In addition, they also have significantly greater experience in the discovery and development of products, as well as in obtaining regulatory approvals of those products in the United States and in foreign countries. Our current and potential future competitors also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of our competitors.

Our competitors may develop technologies and products or devise methods and processes for protein expression that are faster, safer, more efficient or less costly than that which can be achieved using our technologies which may render our technologies obsolete. Our competitors might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our product candidates. In addition, the pharmaceutical and biotechnology industry is characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to remain current with the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Our competitors may render our technologies obsolete by advancing their existing technological approaches or developing new or different approaches. There has been and continues to be substantial academic and commercial research effort devoted to the development of such methods and processes. If successful competitive methods are developed, it may undermine the commercial basis for our products and our technologies and related services.

For our obesity and cardiometabolic disease, not only will we compete with fully integrated pharmaceutical companies, but we will also compete with various companies that have developed or are trying to develop weight-loss treatments or cardiovascular therapies. Certain of our competitors have substantially greater capital resources, large customer bases, broader product lines, sales forces, greater marketing and management resources, larger research and development staffs with extensive facilities and equipment than we do and have more established reputations as well as global distribution channels. Our most significant competitors, among others, are fully integrated pharmaceutical companies such as Eli Lilly and Company, Novo Nordisk A/S, Amgen Inc., Bristol-Myers Squibb Company, Merck & Co., Inc., Novartis AG, MedImmune, LLC (a wholly owned subsidiary of AstraZeneca plc), Johnson & Johnson, Pfizer Inc., Merck KGaA and Sanofi SA, and more established biotechnology companies such as Genentech, Inc. (a member of the Roche Group), Gilead Sciences, Inc. and its subsidiary Kite Pharma, Inc, and Regeneron Pharmaceuticals. We also compete with additional companies who are more advanced in the obesity and cardiometabolic space, such as Keros Therapeutics, Inc., Scholar Rock, Inc., Biohaven, Ltd., Structure Therapeutics, Inc., Viking Therapeutics, Inc., Veru Inc., Zealand Pharma A/S, Metsera, Inc., Terns Pharmaceuticals, Inc., Skye Bioscience, Inc., SixPeaks Bio AG, Laekna, Inc., Wave Life Sciences Ltd., Arrowhead Pharmaceuticals, Inc., Alnylam Pharmaceuticals, Inc., and Helicore Biopharma Inc., as well as tech enabled drug discovery companies such as Recursion, Inc., AbCellera Biologics, Inc., Cellarity, Inc., BenevolentAI, and others, some of which have substantially greater financial, technical, sales, marketing, and human resources than we do.

We may conduct our initial clinical studies for IBIO-610 and our other product candidates outside of the United States. However, the FDA and other foreign equivalents may not accept data from such studies, in which case our development plans will be delayed, which could materially harm our business.

We may conduct our Phase 1 clinical studies for IBIO-610 and other product candidates in Australia, Canada or other foreign countries. The acceptance of study data from clinical studies conducted outside the United States or another jurisdiction by the FDA or applicable foreign authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical studies are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the studies were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign studies would be subject to the applicable local laws of the foreign jurisdictions where the studies are conducted. There can be no assurance that the FDA or any applicable foreign authority will accept data from studies conducted outside of the United States or the applicable jurisdiction. If the FDA or any applicable foreign authority does not accept such data, it would result in the need for additional studies, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

We believe that clinical data generated in Australia and Canada or other foreign countries will be accepted by the FDA and its foreign equivalents outside of the United States; however, there can be no assurance the FDA or applicable foreign authorities will accept data from any other clinical studies that we may conduct in Australia, Canada or other foreign countries. If the FDA or applicable foreign authorities do not accept any such data, we would likely be required to conduct additional Phase 1 clinical studies, which would be costly and time-consuming, and delay aspects of our development plan, which could harm our business.

Conducting clinical studies outside the United States exposes us to additional risks, including risks associated with:

- additional foreign regulatory requirements;

- foreign exchange fluctuations;

- compliance with foreign manufacturing, customs, shipment and storage requirements;

- cultural differences in medical practice and clinical research; and

- diminished protection of intellectual property in some countries.

Our product candidates may exhibit undesirable side effects when used alone or in combination with other approved pharmaceutical products, which may delay or preclude its development or regulatory approval or limit its use if ever approved.

Throughout the drug development process, we must continually demonstrate the activity, safety, and tolerability of our product candidates in order to obtain regulatory approval to further advance our clinical development, or to eventually market it. Even if any of our product candidates demonstrate adequate biologic activity and clear clinical benefit, any unacceptable side effects or adverse events, when administered alone or in the presence of other pharmaceutical products, may outweigh these potential benefits. We may observe adverse or serious adverse events or drug-drug interactions in preclinical studies or clinical trials of our clinical product candidate, which could result in the delay or termination of its development, prevent regulatory approval, or limit its market acceptance if it is ultimately approved.

Adverse events caused by any of our product candidates or generally by plant-based therapeutics could cause reviewing entities, clinical trial sites or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval. If an unacceptable frequency or severity of adverse events are reported in any clinical trials we may conduct for our product candidates, our ability to obtain regulatory approval for such clinical product candidate may be negatively impacted. In addition, adverse events caused by any product candidate administered in combination with our product candidates could cause similar interruptions and delays, even though not caused by our product candidates.

Furthermore, if any of our products are approved and then cause serious or unexpected side effects, a number of potentially significant negative consequences could result, including:

- regulatory authorities may withdraw their approval of the clinical product candidate or impose restrictions on its distribution or other risk management measures;

- regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

- we may be required to conduct additional clinical trials;

- we could be sued and held liable for injuries sustained by patients;

- we could elect to discontinue the sale of the clinical product candidate; and

- our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected clinical product candidate and could substantially increase the costs of commercialization.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face the risk of product liability exposure in connection with the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for any product candidates or products that we may develop;

- injury to our reputation and significant negative media attention;

- withdrawal of clinical trial participants;

- significant costs to defend the related litigation;

- substantial monetary awards to trial participants or patients;

- loss of revenue;

- reduced resources of our management to pursue our business strategy; and

- the inability to commercialize any products that we may develop.

Prior to commencing human clinical trials, we will seek to obtain product liability insurance coverage. Such insurance coverage is expensive and may not be available in coverage amounts we seek or at all. If we obtain such coverage, we may in the future be unable to maintain such coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Dependence on Third Parties

Our most advanced product candidates depend on intellectual property licensed from third parties and termination of any of these or future licenses could result in the loss of significant rights, which could adversely affect our business, results of operations and financial condition.

We are dependent on patents, know-how and proprietary technology, some of which is owned and some of which is licensed from others. With respect to our obesity and cardiometabolic program, we have a license to four provisional applications for a future U.S. patent application that relate to our leading anti-myostatin antibody product candidate, IBIO-600, alone and when used in combination with Activin A. In addition, we have a license to three provisional applications for a future U.S. patent application that relate to our Activin E engineered antibody candidate, IBIO-610. These licenses exist under two exclusive license agreements (the "AstralBio Licenses") with AstralBio granting us exclusive, worldwide licenses to develop, manufacture, commercialize and otherwise exploit, IBIO-600 and IBIO-610, which are our most advanced preclinical product candidates. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our product candidates. The AstralBio Licenses impose, and we expect that future license and acquisition agreements will impose, various diligence, milestone payments and other obligations on us. If we fail to comply with our obligations under current or future intellectual property license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Any termination of these licenses could result in the loss of significant rights and could harm our ability to develop, manufacture and/or commercialize our product candidates.

Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. Our business also would suffer if any current or future licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor's rights.

Our AI/ML platform leverages internal data as well as data from third parties. Defects in, or loss of access to, our databases or those of third parties may impair our ability to discover additional targets and develop our product candidates.

We use our AI/ML platform to improve our target discovery programs by improving the hit finding and lead optimization process and by helping us identify desired epitope targets on target proteins. Our AI/ML platform accesses and has been trained using third-party databases. If access to this data is lost or limited, or if this data becomes outdated, it may delay or otherwise adversely affect our ability to develop our product candidates. Our AI/ML platform is the subject of several patent filings in the U.S. including one issued patent and one pending patent application directed to our epitope-steering AI engine; two provisional applications for a future patent application directed to our optimized next-generation CD3 T-cell engager antibody EngageTx platform; and a patent application directed to our ShieldTx antibody masking technology. Certain aspects of our AI/ML program are also protected by trade secrets. However, our competitors may render our approaches obsolete, by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies.

Our proprietary software tools are inherently complex and may contain defects or errors. Errors may result from the interface of our hardware or proprietary software tools with our data or third-party systems and data. The risk of errors is particularly significant when new software or hardware is first introduced or when new versions or enhancements of existing software or hardware are implemented. Any errors, defects, disruptions or other performance problems with our software, hardware or data sets could hurt our ability to gather valuable insights that we intend to use to assist in developing our current and future product candidates and drive our drug discoveries. We outsource the majority of the core network infrastructure relating to our AI/ML platform to third-party hosting services. We have limited control, if any, over any of these third parties, and we cannot guarantee that such third-party providers will not experience system interruptions, outages or delays or deterioration in their performance. We have experienced, and expect that in the future we may again experience, interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints.

Furthermore, the development and use of AI/ML present various privacy and security risks that may impact our business. AI/ML are subject to privacy and data security laws, as well as increasing regulation and scrutiny. For example, several jurisdictions around the globe, including Europe and certain U.S. states, have proposed, enacted or are considering laws governing the development and use of AI/ML. We expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices or retrain our AI/ML or prevent or limit our use of AI/ML. For example, the Federal Trade Commission has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/ML or our use is restricted, our preclinical research and development programs may be less efficient, or we may be at a competitive disadvantage. The occurrence of any of the foregoing events could prevent us from leveraging our AI/ML capability and software to help us develop our product candidates more efficiently than existing industry tools and have a material adverse effect on our business, financial condition, results of operations or prospects.

Inappropriate or controversial data practices by data scientists, engineers and end-users of our or our competitors' products could also impair the acceptance of AI products. Though our business practices are designed to mitigate many of these risks, if we enable or offer AI products that are controversial because of their purported or real impact on human rights, privacy, employment, or other social issues, we may experience brand or reputational harm.

Our investments in deploying AI technologies may be substantial and may be more expensive than anticipated. If our AI Drug Discovery Platform does not function reliably, fails to meet expectations in terms of performance, or cannot be fully utilized due to increasing regulation or reputational concerns, we may be unable to provide such services we've contracted for with third parties, our customers may stop using our products, or our competitors may incorporate AI technology into their products or services more successfully than we do, all of which may impair our ability to effectively compete in the market.

For any clinical product candidates we may develop we will rely on third-party contract manufacturers. Any manufacturing problems experienced by us could result in a delay or interruption in the supply of our clinical product candidate until the problem is cured or until we locate and qualify an alternative source of manufacturing and supply.

We currently do not intend to manufacture any clinical product candidates we may develop and currently intend to rely upon a third-party manufacturer to manufacture such product candidates. If we were to experience any prolonged disruption for our manufacturing, we could be forced to seek additional third-party manufacturing contracts, thereby increasing our development costs and negatively impacting our timelines and any commercialization costs. Although we believe there are other manufacturers that could manufacture any of our product candidates we develop, they may not do so on favorable term. In addition, if we change manufacturers at any point once we commence clinical trials or after approval of a product candidate, we will be required to demonstrate comparability between the product manufactured by the old manufacturer and the product manufactured by the new manufacturer. If we are unable to do so we may need to conduct additional clinical trials with product manufactured by the new manufacturer.

If we or any outsourced manufacturer of our products are not able to manufacture sufficient quantities of our clinical product candidate, our development activities would be impaired. In addition, any manufacturing facility where any of our clinical product candidates are manufactured will be subject to ongoing, periodic inspection by the FDA or other comparable regulatory agencies to ensure compliance with cGMP. Any failure to follow and document the manufacturer's adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of clinical bulk drug substance and finished product for clinical trials, which may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for our clinical product candidate. We also may encounter problems with the following:

- achieving adequate or clinical-grade materials that meet FDA or other comparable regulatory agency standards or specifications with consistent and acceptable production yield and costs;

- failing to develop an acceptable formulation to support late-stage clinical trials for, or the commercialization of, our clinical product candidate;

- being unable to increase the scale of or the capacity for, or reformulate the form of our clinical product candidate, which may cause us to experience a shortage in supply or cause the cost to manufacture our clinical product candidate to increase;

- we cannot assure you that we will be able to manufacture our clinical product candidate at a suitable commercial scale, or that we will be able to find alternative manufacturers acceptable to us that can do so;

- our facility closing as a result of regulatory sanctions, pandemic or a natural disaster;

- shortages of qualified personnel, raw materials or key contractors;

- failing to obtain FDA approval for commercial scale manufacturing; and

- ongoing compliance with cGMP regulations and other requirements of the FDA or other comparable regulatory agencies.

If we encounter any of these problems or are otherwise delayed, or if the cost of manufacturing is not economically feasible or we cannot find another third-party manufacturer, we may not be able to produce our clinical product candidate in a sufficient quantity to meet future demand.

These risks are likely to be exacerbated by our limited experience with our current products and manufacturing processes. If demand for our products materializes, we may have to invest additional resources to purchase materials, hire and train employees, and enhance our manufacturing processes or those of third-party manufacturers. It may not be possible for us to manufacture our clinical product candidate at a cost or in quantities sufficient to make its clinical product candidate commercially viable. Any of these factors may affect our ability to manufacture our products and could reduce gross margins and profitability.

Reliance on third-party manufacturers and suppliers entails risks to which we would not be subject if we manufacture our clinical product candidate ourselves, including:

- reliance on the third parties for regulatory compliance and quality assurance;

- the possible breach of the manufacturing agreements by the third parties because of factors beyond our control or the insolvency of any of these third parties or other financial difficulties, labor unrest, natural disasters or other factors adversely affecting their ability to conduct their business; and

- possibility of termination or non-renewal of the agreements by the third parties, at a time that is costly or inconvenient for us, because of our breach of the manufacturing agreement or based on their own business priorities.

If we rely on a third-party contract manufacturer or its suppliers fail to deliver the required commercial quantities of our clinical product candidate required for our clinical trials and, if approved, for commercial sale, on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement manufacturers or suppliers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality, and on a timely basis, we would likely be unable to meet demand for our products and would have to delay or terminate our pre-clinical or clinical trials, and we would lose potential revenue. It may also take significant time to establish an alternative source of supply for our clinical product candidate and to have any such new source approved by the FDA or any applicable foreign regulatory authorities. Furthermore, any of the above factors could cause the delay or suspension of initiation or completion of clinical trials, regulatory submissions or required approvals of our clinical product candidate, cause it to incur higher costs and could prevent us from commercializing our clinical product candidate successfully.

If we are unable to establish new collaborations and maintain both new and existing collaborations, or if these collaborations are not successful, our business could be adversely affected.

Our current business plan contemplates that we will in the future derive revenues or payments from collaborators and licensees that successfully utilize iBio technologies in connection with the production, development and commercialization of vaccines and therapeutic protein product candidates. Our realization of these revenues and payments including dependence on existing collaborations, and any future collaborations we enter into, is subject to a number of risks, including the following:

- collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;

- collaborators may not perform their obligations as expected;

- collaborators may not pursue development and, if successful, commercialization of product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators' strategic focus or available funding, or external factors, such as an acquisition, which divert resources or create competing priorities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

- collaborators with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products; or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

- collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

- collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

- collaborations may be terminated for the convenience of the collaborator and, if terminated, we would potentially lose the right to pursue further development or commercialization of the applicable product candidates;

- collaborators may learn about our technology and use this knowledge to compete with us in the future;

- results of collaborators' preclinical or clinical studies could produce results that harm or impair other products using our technology;

- there may be conflicts between different collaborators that could negatively affect those collaborations and others; and

- the number and type of our collaborations could adversely affect our attractiveness to future collaborators or acquirers.

If our collaborations do not result in the successful development and commercialization of products or if one or more of our collaborators terminates its agreement with us, we may not receive any future research and development funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our continued development of our product candidates could be delayed, and we may need additional resources to develop additional product candidates. There can be no assurance that our collaborations will produce positive results or successful products on a timely basis or at all.

We seek to establish and collaborate with additional pharmaceutical and biotechnology companies for development and potential commercialization of iBio technology-produced and iBio technology-enhanced product candidates. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration depends, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of several factors. If we fail to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development or the development of one or more of our other product candidates, or increase our expenditures and undertake additional development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all.

If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our product portfolio and our business may be materially and adversely affected.

If third parties on whom we or our licensees will rely for the conduct of preclinical studies and clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business may suffer.

We have limited resources dedicated to designing, conducting, and managing our preclinical studies and clinical trials. We do not have the ability to independently conduct the preclinical studies and clinical trials required to obtain regulatory approval for our product candidates. We have not yet contracted with any third parties to conduct clinical trials of product candidates we develop independently of collaborators. We will depend on licensees or on independent clinical investigators, contract research organizations and other third-party service providers to conduct the clinical trials of our product candidates. We will rely on these vendors and individuals to perform many facets of the clinical development process on our behalf, including conducting preclinical studies and will rely on them for the recruitment of sites and subjects for participation in our clinical trials, maintenance of good relations with the clinical sites, and ensuring that these sites are conducting our trials in compliance with the trial protocol and applicable regulations.

We will rely heavily on these parties for successful execution of our clinical trials but will not control many aspects of their activities. For example, the investigators participating in our clinical trials will not be our employees. However, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates. If these third parties fail to perform satisfactorily, or do not adequately fulfill their obligations under the terms of our agreements with them, we may not be able to enter into alternative arrangements without undue delay or additional expenditures, and therefore the preclinical studies and clinical trials of our clinical product candidate may be delayed or prove unsuccessful.

Further, the FDA, the EMA, or similar regulatory authorities in other countries, may inspect some of the clinical sites participating in our clinical trials or our third-party vendors' sites to determine if our clinical trials are being conducted according to good clinical practices, or GCPs, or similar regulations. If we or a regulatory authority determine that our third-party vendors are not in compliance with or have not conducted our clinical trials according to applicable regulations, we may be forced to exclude certain data from the results of the trial, or delay, repeat or terminate such clinical trials.

We rely on third parties to supply the raw materials needed to operate our research and development activities and do not have any long-term commitments from such suppliers.

We currently rely on third parties for the raw materials needed to operate our research and development activities. We do not have any long-term commitments from any raw material suppliers and therefore cannot guarantee that there will be adequate supply of our raw materials. Natural disasters or other disruptions at any of our suppliers' facilities may impair or delay the delivery of our products. Influenza or other pandemics, such as the coronavirus, could disrupt production of our products, reduce demand for certain of our products, or disrupt the marketplace in the food service or retail environment with consequent material adverse effects on our results of operations. To the extent we are unable to, or cannot, financially mitigate the likelihood or potential impact of such events, or effectively manage such events if they occur, particularly when a product is sourced from a single location, there could be a material adverse effect on our business and results of operations, and additional resources could be required to restore our supply chain. Although we believe we have sufficient supply of our other raw materials at this time, due to supply chain shortages, we may not be able to obtain such materials in the future is our current suppliers should be unable to satisfy our needs. Such suppliers may not be able to provide us with engines in a timely manner due to supply chain shortages and even if other suppliers are able to fulfill our needs they may not be able to do so at the same price as we currently pay for such materials, which could result in lower profit margins or us increasing the price of our services in order to maintain profit margins which could adversely impact demand for our services.

Any claims beyond our insurance coverage limits, or that are otherwise not covered by our insurance, may result in substantial costs and a reduction in our available capital resources.

We maintain property insurance, employer's liability insurance, product liability insurance, general liability insurance, business interruption insurance, and directors' and officers' liability insurance, among others. Although we maintain what we believe to be adequate insurance coverage, potential claims may exceed the amount of insurance coverage or may be excluded under the terms of the policy, which could cause an adverse effect on our business, financial condition and results from operations. Generally, we would be at risk for the loss of inventory that is not within customer specifications. These amounts could be significant. In addition, in the future we may not be able to obtain adequate insurance coverage, or we may be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage.

We may be subject to various litigation claims and legal proceedings.

We, as well as certain of our directors and officers, may be subject to claims or lawsuits during the ordinary course of business. Regardless of the outcome, these lawsuits may result in significant legal fees and expenses and could divert management's time and other resources. If the claims contained in these lawsuits are successfully asserted against us, we could be liable for damages and be required to alter or cease certain of our business practices. Any of these outcomes could cause our business, financial performance and cash position to be negatively impacted.

Risks Related to Intellectual Property

If we or our licensors are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficiently broad, competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Our success depends in part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and product candidates, and by maintenance of our trade secrets through proper procedures.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States and we may fail to seek or obtain patent protection in all major markets. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned patents or pending patent applications, or that we were the first to file for patent protection of such inventions, nor can we know whether those from whom we license patents were the first to make the inventions claimed or were the first to file. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the U.S. PTO, or become involved in opposition, derivation, reexamination, *inter partes* review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if our pending or future patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and ultimately unsuccessful.

Our commercial success depends upon our ability, and the ability of our collaborators, to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries. Competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could adversely affect us and our collaborators.

While no such litigation has been brought against us and we have not been held by any court to have infringed a third party's intellectual property rights, we cannot guarantee that our technology, products or use of our products do not infringe third-party patents. It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000, and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing date, which is referred to as the priority date. Therefore, patent applications covering our products or technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our products or the use of our products.

We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference or derivation proceedings before the U.S. PTO and similar bodies in other countries. Third parties may assert infringement claims against us based on existing intellectual property rights and intellectual property rights that may be granted in the future.

If we are found to infringe a third party's intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

In spite of our efforts, our licensors might allege that we have materially breached our obligations under such license agreements and might therefore attempt to terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties might have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of our lead products or other product candidates that we may identify. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- the sublicensing of patent and other rights under our collaborative development relationships;

- our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

- the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

- the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we are unable to protect our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also seek to enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We may be subject to claims challenging the inventorship of our patent filings and other intellectual property.

Many of our employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies. These employees typically executed proprietary rights, non-disclosure and non-competition agreements in connection with their previous employers. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors' ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, while we require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. The following examples are illustrative:

- others may be able to make products that are similar to our product candidates but that are not covered by the claims of the patents that we license;

- our licensors or collaborators might not have been the first to make the inventions covered by an issued patent or pending patent application;

- our licensors or collaborators might not have been the first to file patent applications covering an invention;

- others may independently develop similar or alternative technologies or duplicate any of our or our licensors' technologies without infringing our intellectual property rights;

- pending patent applications may not lead to issued patents;

- issued patents may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

- our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- we may not develop or in-license additional proprietary technologies that are patentable;

- the patents of others may have an adverse effect on our business; and

- we may choose not to file a patent application for certain trade secrets or know-how, and a third party may subsequently obtain a patent covering such intellectual property.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we should fail to comply with various patent laws our patent protection could be reduced or eliminated.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

Changes in patent law, including recent patent reform legislation, could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in

September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our or our licensor's patents or patent applications. In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Risks Related to iBio's Operations

In the past we have identified and remediated material weaknesses in our internal controls, and we cannot provide assurances additional material weaknesses will not occur in the future.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud, or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price. Although a previously identified material weakness in our internal controls has been remediated since June 2023, there can be no assurance that the internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.

Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. As a growing company, implementing and maintaining effective controls may require more resources, and we may encounter internal control integration difficulties. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

The loss of one or more of our executive officers or key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our key executive officers. To continue to develop our pipeline and execute our strategy, we also must attract and retain highly skilled personnel in our industry.

A failure by iBio to hire and retain an appropriately skilled and adequate workforce could adversely impact the ability to operate our R&D facility efficiently.

iBio's operations will depend, in part, on our ability to attract and retain an appropriately skilled and sufficient workforce to operate our R&D facility. These employees may voluntarily terminate their employment with us at any time. The R&D facility is located in San Diego, California, a growing biotechnology hub and competition for skilled workers will continue to increase as the industry undergoes further growth in the area. There can be no assurance that we will be able to retain key personnel, or to attract and retain additional qualified employees especially in light of our cash position. Our inability to attract and retain key personnel as we grow in two locations may have a material adverse effect on our business.

Use of our laboratory space in San Diego is critical to our success. A natural disaster or other disruptions at our laboratory would adversely affect our business, financial condition, and results of operations.

We currently conduct all of our pre-clinical research at our laboratory in San Diego using specialized equipment that we have purchased. Any natural disaster or other serious disruption to our facility due to fire, flood, earthquake, or any other unforeseen circumstance would adversely affect our business, financial condition, and results of operations. Although we do believe that we could find alternative space in the case of a natural disaster, there can be no assurance that we will find suitable space near the location of our employees or that our equipment will survive a natural disaster. The occurrence of any disruption at our laboratory, even for a short period of time, may have an adverse effect on our research and development operations, during and after the period of the disruption. Although we maintain property, casualty, and business interruption insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all potential natural disasters or other disruptions to our laboratory.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

We intend to grow our business operations as demand increases and increase the number of our employees to accommodate such potential growth, which may cause us to experience periods of rapid growth and expansion. This potential future growth could create a strain on our organizational, administrative and operational infrastructure, including manufacturing operations, quality control, technical support and other administrative functions. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls.

As our commercial operations and sales volume grow, we will need to continue to increase our capacity for manufacturing, customer service, billing and general process improvements and expand our internal quality assurance program, among other things. We may also need to purchase additional equipment, some of which can take several months or more to procure, set up and validate, and increase our manufacturing, maintenance, software and computing capacity to meet increased demand. These increases in scale, expansion of personnel, purchase of equipment or process enhancements may not be successfully implemented.

If we are unable to protect the confidentiality of our partners' or collaborators' proprietary information, we may be subject to claims.

The research and development processes developed by us or our partners' or collaborators' products are subject to trade secret protection, patents or other intellectual property protections owned or licensed by such partners. While we make significant efforts to protect our partners' proprietary and confidential information, including requiring our employees to enter into agreements protecting such information, if any of our employees breaches the non-disclosure provisions in such agreements, or if our partners make claims that their proprietary information has been disclosed, our reputation may suffer damage and we may become subject to legal proceedings that could require us to incur significant expenses and divert our management's time, attention and resources.

If we acquire companies, products or technologies, we may face integration risks and costs associated with those acquisitions that could negatively impact our business, results from operations and financial condition.

If we are presented with appropriate opportunities, we may acquire or make investments in complementary companies, products or technologies. We may not realize the anticipated benefit of any acquisition or investment. If we acquire companies or technologies, we will face risks, uncertainties and disruptions associated with the integration process, including difficulties in the integration of the operations of an acquired company, integration of acquired technology with our products, diversion of our management's attention from other business concerns, the potential loss of key employees or customers of the acquired business, and impairment charges if future acquisitions are not as successful as we originally anticipate. In addition, our operating results may suffer because of acquisition-related costs or amortization expenses or charges relating to acquired intangible assets. Any failure to successfully integrate other companies, products, or technologies that we may acquire may have a material adverse effect on our business and results of operations. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our existing stockholders.

Our business and operations would suffer in the event of computer system failures.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusions, including by computer hackers, foreign governments, and cyber-terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our current or future product development programs. For example, the loss of clinical trial data from completed or any future ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, and the further development of our product candidates could be delayed.

We rely extensively on our information technology systems and are vulnerable to damage and interruption, including cybersecurity and data leakage risks.

We rely on our information technology systems and infrastructure to process transactions, summarize results and manage our business, including maintaining client and supplier information. Additionally, we utilize third parties, including cloud providers, to store, transfer and process data. Our information technology systems, as well as the systems of our suppliers and other partners, whose systems we do not control, are vulnerable to outages and an increasing risk of continually evolving deliberate intrusions to gain access to company sensitive information. Likewise, data security incidents and breaches by employees and others with or without permitted access to our systems pose a risk that sensitive data may be exposed to unauthorized persons or to the public. A cyber-attack or other significant disruption involving our information technology systems, or those of our vendors, suppliers and other partners, could also result in disruptions in critical systems, corruption or loss of data and theft of data, funds or intellectual property. A security breach of any kind, including physical or electronic break-ins, computer viruses and attacks by hackers, employees or others, could expose us to risks of data loss, litigation, government enforcement actions, regulatory penalties and costly response measures, and could seriously disrupt our operations. We may be unable to prevent outages or security breaches in our systems. We remain potentially vulnerable to additional known or yet unknown threats as, in some instances, we, our suppliers and our other partners may be unaware of an incident or its magnitude and effects. We also face the risk that we expose our vendors or partners to cybersecurity attacks. Any or all of the foregoing could harm our reputation and adversely affect our results of operations and our business reputation.

Any failure to maintain the security of information relating to our patients, customers, employees and suppliers, whether as a result of cybersecurity attacks or otherwise, could expose us to litigation, government enforcement actions and costly response measures, and could disrupt our operations and harm our reputation.

In connection with the pre-clinical and clinical development, sales and marketing of our products and services, we may from time to time transmit confidential information. We also have access to, collect or maintain private or confidential information regarding our clinical trials and the patients enrolled therein, employees, and suppliers, as well as our business. Cyberattacks are rapidly evolving and becoming increasingly sophisticated. It is possible that computer hackers and others might compromise our security measures, or security measures of those parties that we do business with now or in the future, and obtain the personal information of patients in our clinical trials, vendors, employees and suppliers or our business information. A security breach of any kind, including physical or electronic break-ins, computer viruses and attacks by hackers, employees or others, could expose us to risks of data loss, litigation, government enforcement actions, regulatory penalties and costly response measures, and could seriously disrupt our operations. Any resulting negative publicity could significantly harm our reputation, which could cause us to lose market share and have an adverse effect on our results of operations.

Changes in general economic conditions, geopolitical conditions, domestic and foreign trade policies, monetary policies and other factors beyond our control may adversely impact our business and operating results.

Continuing concerns over U.S. health care reform legislation and energy costs, geopolitical issues, the availability and cost of credit and government stimulus programs in the United States and other countries have contributed to increased volatility and diminished expectations for the global economy. These factors, combined with low business and consumer confidence, could precipitate an economic slowdown and recession. Additionally, political changes in the U.S. and elsewhere in the world have created a level of uncertainty in the markets. If the economic climate does not improve or deteriorate, our business, as well as the financial condition of our suppliers and our third-party payors, could be adversely affected, resulting in a negative impact on our business, financial condition and results of operations.

Inflation rates, particularly in the United States, have increased recently to levels not seen in years, and increased inflation may result in increases in our operating costs (including our labor costs), reduced liquidity and limits on our ability to access credit or otherwise raise capital. In an inflationary environment, such cost increases may outpace our expectations, causing us to use cash faster than forecasted. In addition, the Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation, which coupled with reduced government spending and volatility in financial markets may have the effect of further increasing economic uncertainty and heightening these risks.

Changes in U.S. or international social, political, regulatory and economic conditions or in laws and policies governing trade, manufacturing, development and investment in the countries where we currently conduct our business could adversely affect our business, reputation, financial condition and results of operations. Changes or proposed changes in U.S. or other countries' trade policies may result in restrictions and economic disincentives on international trade. The U.S. government has recently imposed, or is currently considering imposing, tariffs on certain trade partners. Tariffs, economic sanctions and other changes in U.S. trade policy have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. Further, any emerging protectionist or nationalist trends (whether regulatory- or consumer-driven) either in the United States or in other countries could affect the trade environment. Our business, like many other corporations, would be impacted by changes to the trade policies of the United States and foreign countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have the potential to adversely impact the U.S. economy or certain sectors thereof, the global economy, and our industry, and as a result, could have a material adverse effect on our business, financial condition and results of operations.

Actual events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems.

In addition, the global macroeconomic environment could be negatively affected by, among other things, pandemics or epidemics, instability in global economic markets, increased U.S. trade tariffs and trade disputes with other countries, instability in the global credit markets, supply chain weaknesses, instability in the geopolitical environment as a result of the Russian invasion of Ukraine, the war in the Middle East and other political tensions, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets.

We are actively monitoring the effects these disruptions and increasing inflation could have on our operations. These conditions make it extremely difficult for us to accurately forecast and plan future business activities.

Global climate change and related regulations could negatively affect our business.

There are concerns that increased levels of greenhouse gases in the atmosphere have caused, and may continue to cause, increases in global temperatures, changes in weather patterns and an increase in the frequency and severity of natural disasters and extreme weather events. Climate change has the potential to impact our business in numerous ways. The physical impacts of climate change, such as an increase in the frequency and severity of storms and flooding, may increase volatility in the supply chain, which could affect the availability, quality and cost of raw materials, and disruption to our clinical trials. We could also face indirect financial risks passed through the supply chain and disruptions that could result in increased operating expenses. In addition, governmental authorities in various countries have enacted or proposed, and are likely to continue to propose, legislation and regulation regarding public reporting, business practices and marketing of goods related to sustainability and social matters, including reducing or mitigating the impacts of climate change. Various countries and regions are following different approaches to the regulation of these matters, which could increase the complexity of, and potential cost related to complying with, such regulations and lead to risks associated with non-compliance. Any of the foregoing may require us to make additional investments. Failure to monitor, adapt, build resilience and develop solutions against the physical and transitional impacts from climate change may negatively impact our results of operations.

Risks Related to Our Common Stock

Our stockholders will experience substantial dilution from the issuance of shares of common stock upon the exercise of the warrants issued in our recent underwritten public offering. Raising additional capital may also cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates. Further, our stockholders will experience substantial dilution from the issuance of certain development milestone payments if paid in equity.

Up to 143,080,000 shares of common stock are issuable upon the exercise of the warrants issued or issuable in connection with the 2025 Offering, the issuance of which will result in substantial dilution to the existing holders of our common stock and will increase the number of shares eligible for resale in the public market.

Until such time as we can generate substantial development, manufacturing, license or product revenues, we expect to finance our cash needs through a combination of equity offerings, collaborations, strategic alliances, service contracts, manufacturing contracts, facility build-out and technology transfer contracts, licensing and other arrangements. Sources of funds may not be available or, if available, may not be available on terms satisfactory to us.

If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, which are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, our business, operating results, financial condition and prospects could be materially and adversely affected, and we may be unable to continue our operations.

To the extent that we raise additional capital through a public or private offering and sale of equity securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Sales of our common stock offered through current or future equity offerings may result in substantial dilution to our stockholders. The sale of a substantial number of shares of our common stock to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

We have the option to pay the contingent development milestone consideration owed to the RubrYc shareholders in shares of our common stock. Our stockholders will experience substantial dilution from the issuance of shares of common stock to pay the contingent development milestone consideration, should we elect to pay such development milestones in shares of common stock in lieu of cash and may not realize a benefit from the acquisition of substantially all of the assets RubrYc commensurate with the ownership dilution they will experience in connection therewith.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock. Our ability to publicly or privately sell equity securities and the liquidity of our common stock could be adversely affected if our common stock is delisted.

Our common stock is currently listed for trading on The Nasdaq Capital Market, and the continued listing of our common stock on The Nasdaq Capital Market is subject to our compliance with a number of listing standards. On July 29, 2025, we received a notice from Nasdaq that because the closing bid price for our common stock had fallen below $1.00 per share for 30 consecutive business days, we no longer complied with the Minimum Bid Price Requirement for continued listing on The Nasdaq Capital Market. We have a compliance period of 180 calendar days, or until January 26, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2), and may also be eligible for additional time to comply. During this 180-day period, we anticipate reviewing our options to regain compliance with the Minimum Bid Price Requirement, including the possibility of conducting a reverse stock split.

If we fail to regain compliance with the Minimum Bid Price Requirement, or if we fail to continue to meet all applicable continued listing requirements for Nasdaq in the future, Nasdaq could delist our securities. There can be no assurance that we would be eligible for additional time to regain compliance, if applicable, that we will regain such compliance, or that we will maintain compliance with all applicable continued listing requirement for Nasdaq in the future, and Nasdaq could make a determination to delist our common stock.

Any delisting determination by Nasdaq could seriously decrease or eliminate the value of an investment in our common stock and other securities linked to our common stock. Delisting from Nasdaq would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock, and could adversely affect our ability to raise additional financing through the public or private sale of equity securities or result in potential breaches under or terminations of our agreements with third parties. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

Provisions in our certificate of incorporation, bylaws and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions of our certificate of incorporation, bylaws and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change in control that a stockholder may consider favorable. Pursuant to our certificate of incorporation, our Board of Directors may issue additional shares of common stock or preferred stock. Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protect the continuity of our management. Specifically, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in our best interest, shares could be issued by our Board of Directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

- diluting the voting or other rights of the proposed acquirer or insurgent stockholder group,

- putting a substantial voting bloc in institutional or other hands that might undertake to support the incumbent Board of Directors, or

- effecting an acquisition that might complicate or preclude the takeover.

Our certificate of incorporation also allows our Board of Directors to fix the number of directors in the by-laws. Our certificate of incorporation does not contemplate cumulative voting in the election of directors and thus, under Delaware law, cumulative voting in the election of directors is not permitted. Our Board of Directors is divided into three classes, each of which serves for a staggered term of three years. This division of our Board of Directors could have the effect of impeding an attempt to take over our company or change or remove management, since only one class will be elected annually. Thus, only approximately one-third of the existing Board of Directors could be replaced at any election of directors.

The effect of these provisions may be to delay or prevent a tender offer or takeover attempt that a stockholder may determine to be in his, her or its best interest, including attempts that might result in a premium over the market price for the shares held by the stockholders.

Our Second Amended and Restated Bylaws provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Second Amended and Restated Bylaws provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or any action asserting a claim governed by the internal affairs doctrine. The federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended and the forum selection provision does not apply to claims arising exclusively under the Exchange Act or the Investment Company Act, or any other claim for which the federal courts have exclusive jurisdiction.

This forum selection provision may limit a stockholder's ability to bring certain claims in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. If a court were to find this forum selection provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

The issuance of preferred stock could adversely affect the rights of the holders of shares of our common stock.

Our Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock without any further action on the part of our stockholders. Our Board of Directors has the authority to fix and determine the voting rights, rights of redemption and other rights and preferences of preferred stock. Our Board of Directors may, at any time, designate a new series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock, and the right to the redemption of the shares, together with a premium, before the redemption of our common stock and authorize the issuance of such series of preferred stock, which may have a material adverse effect on the rights of the holders of our common stock. In addition, our Board of Directors, without further stockholder approval, may, at any time, issue large blocks of preferred stock. In addition, the ability of our Board of Directors to designate and issue shares of preferred stock without any further action on the part of our stockholders may impede a takeover of our company and may prevent a transaction that is favorable to our stockholders.

We do not intend to pay dividends in the foreseeable future.

We have never paid cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and currently do not plan to pay any cash dividends in the foreseeable future. As a result, only appreciation of the price of our common stock will provide a return to stockholders for the foreseeable future.

Holders of our warrants issued in our offerings have no rights as common stockholders until they exercise their warrants and acquire our common stock.

Until the holders of the warrants we issued in our offerings acquire shares of our common stock by exercising their warrants, the holders of the warrants have no rights as a stockholder with respect to the shares of common stock underlying their securities. Upon exercise of the warrants they will be entitled to the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

Whether the outstanding warrants will have any value will depend on the market conditions for, and the price of, our common stock, which conditions will depend on factors related and unrelated to the success of our clinical development program, and cannot be predicted at this time. If our common stock price does not increase to an amount sufficiently above the exercise price of the warrants during the periods the warrants are exercisable, holders of warrants will be unable to recover any of their investment in the warrants.

Because there is no established public trading market for any of our warrants we issued, the liquidity of each such security is limited. We do not expect a market to develop, nor do we intend to apply to list the warrants on any securities exchange. Upon exercise of the warrants, our stockholders will experience dilution.

The market price of our common stock has been and may continue to be volatile and adversely affected by various factors.

Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future. By way of example, on August 11, 2025, the price of our common stock closed at $0.59 per share while on March 3, 2025, our stock price closed at $6.41 per share. We may incur rapid and substantial decreases in our stock price in the foreseeable future that are unrelated to our operating performance or prospects. The stock market in general and the market for biotechnology and pharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience losses on their investment in our common stock. The market price of our common stock could fluctuate significantly in response to various factors and events, including:

- investor reaction to our business strategy;

- the success of competitive products or technologies;

- our continued compliance with the listing standards of the NYSE American;

- results of our preclinical and clinical trials;

- actions taken by regulatory agencies with respect to our products, clinical studies, manufacturing process or sales and marketing terms;

- variations in our financial results or those of companies that are perceived to be similar to us;

- developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;

- our ability or inability to raise additional capital and the terms on which we raise it;

- declines in the market prices of stocks generally;

- trading volume of our common stock;

- sales of our common stock by us or our stockholders;

- announcements of licensing or other business development initiatives;

- general economic, industry and market conditions; and

- other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations, disrupt the operations of our suppliers or result in political or economic instability.

These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. Since the stock price of our common stock has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our common stock could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current prices or that future sales of our common stock will not be at prices lower than those sold to investors.

Reports published by securities or industry analysts, including projections in those reports that exceed our actual results, could adversely affect our common stock price and trading volume.

Securities research analysts, including those affiliated with our underwriters from prior offerings, establish and publish their own periodic projections for our business. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match securities research analysts' projections. Similarly, if one or more of the analysts who writes reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business or if one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, our stock price or trading volume could decline. While we expect securities research analyst coverage to continue going forward, if no securities or industry analysts begin to cover us, the trading price for our stock and the trading volume could be adversely affected.

We are a "smaller reporting company", and the reduced disclosure requirements applicable to smaller reporting companies may make our common stock less attractive to investors.

We are a "smaller reporting company" as defined in Rule 12b-2 promulgated under the Exchange Act. We may remain a smaller reporting company until we have a non-affiliate public float in excess of $250 million or annual revenues in excess of $100 million and a non-affiliate public float in excess of $700 million, each as determined on an annual basis. For so long as we remain smaller reporting company, we are permitted and may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

- an exemption from compliance with the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, on the design and effectiveness of our internal controls over financial reporting; and

- scaled reporting and disclosure requirements including about our executive compensation arrangements.

We cannot predict whether investors will find our common stock less attractive if we rely on such exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

We maintain a cyber risk management protocol designed to identify, assess, manage, mitigate, and respond to cybersecurity threats.

The underlying processes and controls of our cyber risk management protocol incorporate recognized best practices and standards for cybersecurity and information technology, including the National Institute of Standards and Technology ("NIST") Cybersecurity Framework ("CSF").

In addition, we maintain policies over areas such as information security, access on/offboarding, and access and account management, to help govern the processes put in place by management designed to protect our IT assets, data, and services from threats and vulnerabilities. We consult with a third-party specialist with regard to our cyber risk management processes and controls.

Our management team is responsible for oversight and administration of our cyber risk management protocol, and for informing senior management and other relevant stakeholders regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents. iBio's management team has prior experience selecting, deploying, and overseeing cybersecurity technologies, initiatives, and processes and relies on threat intelligence as well as other information obtained from governmental, public, or private sources. Our Audit Committee also provides oversight of risks from cybersecurity threats.

As part of its review of the adequacy of our system of internal controls over financial reporting and disclosure controls and procedures, the Audit Committee is specifically responsible for reviewing the adequacy of our computerized information system controls and security related thereof. The cybersecurity stakeholders, including member(s) of management assigned with cybersecurity oversight responsibility and/or third-party consultants providing cyber risk services, brief the Audit Committee on cyber vulnerabilities identified through the risk management process, the effectiveness of our cyber risk management program, and the emerging threat landscape and new cyber risks on at least an annual basis. This includes updates on iBio's processes to prevent, detect, and mitigate cybersecurity incidents. In addition, cybersecurity risks are reviewed by our Board of Directors at least annually, as part of the Company's corporate risk oversight processes.

We face risks from cybersecurity threats that could have a material adverse effect on our business, financial condition, results of operations, cash flows or reputation. iBio acknowledges that the risk of cyber incidents is prevalent in the current threat landscape and that a future cyber incident may occur in the normal course of its business. To date, we have not had a cybersecurity incident. We proactively seek to detect and investigate unauthorized attempts and attacks against our IT assets, data, and services, and to prevent their occurrence and recurrence where practicable through changes or updates to internal processes and tools and changes or updates to service delivery; however, potential vulnerabilities to known or unknown threats will remain. Further, there is increasing regulation regarding responses to cybersecurity incidents, including reporting to regulators, investors, and additional stakeholders, which could subject us to additional liability and reputational harm. See Item 1A. "Risk Factors" for more information on cybersecurity risks.

Item 2. Properties.

Biopharmaceutical R&D Facility

On September 11, 2021, iBio entered into a lease with SAN DIEGO INSPIRE 4, LLC for approximately 11,383 square feet of lab and office space at 11750 Sorrento Valley Road in San Diego, CA. The lease commenced in September 2022. The lease is for seven years and four months. The lease is triple net with base rent starting at $4.50 per month per square foot escalating approximately 3.0% per year during the lease term. We will use the facility primarily for R&D associated with its AI Drug Discovery Platform and our biologic product portfolio. We believe that the facility is adequate for our current operations and needs.

Item 3. Legal Proceedings.

Lawsuits

We are not currently subject to any material legal proceedings. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities. Litigation, regardless of the outcome, could have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on the Nasdaq Stock Market LLC under the trading symbol "IBIO."

Holders

On August 20, 2025, there were 21 stockholders of record of our common stock, one of which was Cede & Co., a nominee for Depository Trust Company, or DTC. All of the shares of our common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC and are therefore considered to be held of record by Cede & Co. as one stock.

Dividends

We have never declared or paid any cash dividends on our common stock. Dividends on our common stock cannot be declared or paid or set aside for payment or other distribution unless all accrued dividends on all outstanding shares of Preferred Tracking Stock are paid in full.

Recent Sales of Unregistered Securities

There were no sales of unregistered securities during the quarter ended June 30, 2025 other than as set forth in documents previously filed by the Company with the SEC.

Issuer Purchases of Equity Securities

We did not purchase any of our equity securities during the fiscal year ended June 30, 2025.

For information regarding our equity compensation plans, see PART III ITEM 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read together with our financial statements and the notes thereto and other information included elsewhere in this Annual Report. Unless the context requires otherwise, references in this Report to "iBio," the "Company," "we," "us," or "our" and similar terms mean iBio, Inc.

Overview

We are a preclinical stage biotechnology company leveraging the power of AI for the development of hard-to-drug precision antibodies in the cardiometabolic and obesity space. Our core mission is to harness the potential of AI and ML to unveil novel biologics which other scientists have been unable to develop. Through our innovative AI Drug Discovery Platform, we have been able to identify differentiated molecules aimed to address unmet needs by current GLP-1 receptor agonists.

We believe the future of obesity care lies not just in weight loss—but in quality weight loss. Current interventional therapies such as GLP-1 receptor agonists have ushered in a breakthrough era, yet challenges remain: muscle loss, fat

regain after treatment cessation, and long-term tolerability. We are developing second-generation therapies to meet these unmet needs, using the power of AI-guided antibody design and advanced screening technologies. Our obesity strategy is built on three key principles. First, we are aiming to develop next-generation antibody therapeutics addressing limitations of current approved treatments, offering options with a goal to preserve muscle mass, target fat selectively, and provide durable weight loss with improved tolerability. Second, we are focusing on targets with strong human validation, which we believe both helps reduce development risk and increase the likelihood of clinical success. Lastly, we are applying our integrated AI Drug Discovery Platform and deep scientific expertise to rapidly generate development-ready biologics, enabling us to move with speed and precision in a competitive and fast-evolving field. We anticipate the commencement of our first human clinical trials in late fiscal 2026 or early fiscal 2027. As we continue to leverage our technology stack and develop our existing immune-oncology pre-clinical pipeline, we are also seeking strategic partners with the capabilities to more rapidly advance these programs towards the clinic.

Our current therapeutics are all in preclinical development and we have not completed any clinical trials in humans for any therapeutic protein product candidate produced using our technology and there is a risk that we will be unsuccessful in developing or commercializing any product candidates. The current pre-clinical product candidate pipeline is set forth below.


Program
Potential Indications
Early Discovery
Late Discovery
Lead Optimization
IND-Enabling
Anticipated Near-Term Catalysts
IBIO-610
Activin-E
Obesity
Myostatin x Activin A
PH-HFpEF
Obesity
IBIO-600
Long-Acting Anti-Myostatin
SMA*
Sarcopenia
Other muscle-loss disorders
Obesity
Amylin Receptor
Obesity
Target 4
Obesity
Partnered with

<u>IBIO-610</u>

Activin E, like myostatin, is part of the TGF-β superfamily and has been implicated in the regulation of energy homeostasis and overall metabolic health. Human genetic studies provide compelling support for Activin E as a therapeutic target, as individuals carrying loss-of-function variants of the INHBE gene exhibit reduced visceral fat, improved lipid profiles, and lower risk of cardiometabolic diseases.

By leveraging our AI Drug Discovery Platform, we believe we have successfully identified the first antibody inhibiting Activin E. Preclinical data from multiple *in vitro* cell-based assays, including one on a human adipocyte cell line, demonstrated robust blockade of Activin E-mediated signaling. The antibody has been evaluated in multiple pre-clinical studies in a model of DIO in mice, both alone with bi-weekly dosing and in combination with semaglutide dosed daily. These results suggest IBIO-610 may induce fat-selective weight loss.

In a DIO mouse model, IBIO-610 was administered biweekly at 10 mg/kg for four weeks to evaluate its effects as a monotherapy. Treated mice were observed to have a 8.9% reduction in body weight compared to baseline and placebo, with body composition analysis revealing a 26% reduction in fat mass and no measurable loss of lean mass. Outlier non-responder mice were excluded.

To test potential combination therapy with incretin treatments, IBIO-610 was dosed biweekly alongside daily semaglutide. While semaglutide alone produced a 27.8% reduction in body weight (baseline and placebo adjusted), the combination resulted in a more pronounced 35.3% weight loss, without any additive effect on food intake. The combination also led to a greater reduction in visceral fat compared to semaglutide alone, suggesting complementary mechanisms that enhance metabolic benefit.

IBIO-610 was also tested as a maintenance therapy following cessation of semaglutide treatment. In this model, DIO mice were first dosed with semaglutide for two weeks, leading to approximately 18% weight loss. Upon stopping semaglutide, control mice regained 71% of the lost weight within three weeks, with fat mass levels returning to those of untreated animals. In contrast, mice receiving IBIO-610 at the time of semaglutide discontinuation regained only 28% of the lost weight and retained significantly lower fat mass at study termination, highlighting the potential of IBIO-610 to prevent rebound weight gain.

Myostatin x Activin A Bispecific Antibody

Activin A is another member of the TGF-β family and is known to modulate muscle growth among its various biological functions. The therapeutic potential of targeting Activin A has been observed in garetosmab, an Activin A antagonist antibody that exhibited promising outcomes in early clinical trials and in published NHP data.

Building on these insights, we initiated a program to develop a bispecific antibody targeting both myostatin and Activin A. Leveraging our StableHu platform and mammalian display, this program is in late discovery, where multiple parameters, such as binding affinity, expression levels, and stability, are being optimized. Early *in vitro* findings in human muscle progenitor cells suggest that the bispecific candidate induces a stronger differentiation of progenitor cells into mature muscle cells compared to antibodies targeting only myostatin or Activin A alone. Increased muscle fusion index in human muscle stem cells, as shown in the chart below, is a surrogate of muscle growth.

IBIO-600

Myostatin, also known as GDF8, is a member of the TGF-β family that regulates and limits skeletal muscle growth. A loss of function in the myostatin gene eliminates this inhibitory effect, leading to increased muscle mass and strength. This genetic alteration results in significant muscle hypertrophy (increased size) and hyperplasia (increased number of muscle fibers). While these effects can enhance muscle development, they may also have implications for overall metabolism and cardiovascular health.

In April 2024, as result of our collaboration with AstralBio, we initiated a program to discover and develop a long-acting anti-myostatin antibody. Using our StableHu platform coupled with mammalian display, we optimized hit antibodies across multiple parameters, including affinity for myostatin, binding to the FcRn receptor, expression levels in mammalian cells, and resistance to poly-reactivity and aggregation. The final candidate, IBIO-600, was also observed to have a beneficial profile between thermostability and resistance to stress conditions during initial testing.

In vitro, IBIO-600 was evaluated in human muscle progenitor cells, where it potently inhibited myostatin. This inhibition facilitated the differentiation of progenitor cells into mature human muscle cells. In interim data from a preclinical study in obese mice, we observed that IBIO-600 dose-dependently prevented lean mass loss when administered in combination with a GLP-1 receptor agonist.

In November 2024, we initiated a study in obese and elderly NHPs for IBIO-600. The primary goal of the study was to assess the PK profile of IBIO-600. The study consisted of two dose levels, a low dose of 5 mg/kg and a high dose of 50 mg/kg, with a single subcutaneous injection in each case. In addition to monitoring PK in serum, the study analyzed body composition changes over time by employing DEXA scans, measuring lean and fat mass.

The study consisted of six NHPs, sorted randomly into the low and high dose groups. IBIO-600 promoted an increase in lean mass and a reduction in fat mass from baseline values. Standard PK calculations indicated the half-life of IBIO-600 in NHPs was approximately 40 to 52 days. By using multiple allometric scaling approaches, we estimated the half-life in humans of IBIO-600 as falling with a range of 57-147 days.

Following the NHP pharmacokinetic study, we initiated Chemistry, Manufacturing, and Controls manufacturing and nonclinical toxicology activities to support advancement of IBIO-600 toward clinical development. We have established a stable cell line, completed process and formulation development, and manufactured a GLP toxicology batch at 200L scale. In parallel, we launched a nonclinical toxicology program, initiating both rat and NHP dose range finding studies as well as a rat GLP tox study, with plans underway for an NHP GLP tox study. All studies are progressing as planned, with no notable safety findings observed to date. We intend to continue progressing the development of IBIO-600 through IND in sarcopenia, other muscle loss disorders and obesity.

Recent Financial Developments

Underwritten Public Offering

On August 19, 2025, we entered into an Underwriting Agreement with Leerink Partners LLC ("Leerink"), as representative of the underwriters named in Schedule A thereto, relating to the offering, issuance and sale of 2025 Pre-Funded Warrants to purchase an aggregate of 71,540,000 shares of Common Stock and accompanying Series G Warrants to purchase (i) an aggregate of up to 35,770,000 shares of Common Stock (or, for those investors who so choose, pre-funded warrants to purchase up to 35,770,000 shares of Common Stock in lieu thereof) and (ii) Series H Warrants to purchase an aggregate of up to 35,770,000 shares of Common Stock (or, for those investors who so choose, pre-funded warrants to purchase up to 35,770,000 shares of Common Stock in lieu thereof) (the 2025 Offering). The combined public offering price per 2025 Pre-Funded Warrant and accompanying Series G Warrant was $0.699. The closing of the 2025 Offering took place on August 22, 2025. We received net proceeds from the 2025 Offering of approximately $46.5 million after deducting underwriting discounts and commissions and offering expenses payable by us in connection with the 2025 Offering. We may also receive up to an aggregate of $50 million of additional gross proceeds if the Series G Warrants and Series H Warrants are exercised in full for cash.

Each 2025 Pre-Funded Warrant and the pre-funded warrants issuable upon exercise of the Series G Warrants or Series H Warrants will have an exercise price per share of Common Stock equal to $0.001 and will be immediately exercisable from their date of issuance for one share of Common Stock, subject to certain beneficial ownership and other limitations. The Series G Warrants and Series H Warrants will each be exercisable from their date of issuance and will have an exercise price equal to $0.70 per whole share of Common Stock (or $0.699 per pre-funded warrant) and in the case of the Series G Warrants, the accompanying Series H Warrant. The Series G Warrants will expire on the date that is the earlier of (i) 30 trading days following our public announcement of a Trial Initiation Milestone and (ii) five years from the date of issuance. In addition, to the extent the proportion of the unexercised portion of the Series G Warrant relative to the originally issued Series G Warrant is greater than the proportion of the unexercised portion of the originally issued 2025 Pre-Funded Warrant relative to the originally issued 2025 Pre-Funded Warrant, each Series G Warrant will immediately expire in proportion to the extent that the corresponding 2025 Pre-Funded Warrant held by a holder is exercised prior to the occurrence of the Trial Initiation Milestone. When issued upon exercise of the Series G Warrants, the Series H Warrants will expire on the four-year anniversary of the closing date of the 2025 Offering.

AstralBio Activin E License Agreement

On April 21, 2025, we entered into the Activin E License Agreement with AstralBio, pursuant to which AstralBio has licensed to us, on an worldwide exclusive basis and with the right to grant sublicenses, the AstralBio Licensed Patents (as defined in the Activin E License Agreement) and AstralBio Licensed Know-How (as defined in the Activin E License Agreement) to develop, manufacture and commercialize and otherwise exploit any product directed to Activin E that contains the Activin E Licensed Product.

Inducement of Existing Warrants

On April 29, 2025, we entered into a warrant inducement agreement (the "Inducement Agreement") with holders (the "Holders") of certain existing warrants (the "Existing Warrants") to purchase shares of our Common Stock. Pursuant to the Inducement Agreement, the Holders agreed to exercise for cash on April 29, 2025 Existing Warrants to purchase an aggregate of 5,626,685 shares of Common Stock at a reduced exercise price of $0.86 per share, which was the Minimum Price, as defined in the rules of the Nasdaq Capital Market, as of the close of trading on April 28, 2025. In consideration of the Holders' agreement to exercise the Existing Warrants in accordance with the Inducement Agreement, we agreed to issue warrants (the "Inducement Warrants") to purchase up to 11,253,370 shares of Common Stock (the "Inducement Warrant Shares"), for consideration of $0.125 per Inducement Warrant. We received aggregate gross proceeds of approximately $6.2 million from the exercise of the Existing Warrants and the sale of the Inducement Warrants, before deducting financial advisory fees and other expenses payable by us. We agreed in the Inducement Agreement to file a resale registration statement within 45 days of the date of the Inducement Agreement providing for the resale of the Inducement Warrant Shares by the Holders of the Inducement Warrant Shares. The registration statement was filed with the SEC on June 13, 2025 and declared effective by the SEC on June 23, 2025.

The Inducement Warrants have an exercise price of $0.86 per share, are exercisable upon issuance and will expire on the five-year anniversary of the date of issuance. The exercise price and the number of shares of Common Stock issuable upon exercise of each Inducement Warrant are subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock. In addition, in certain circumstances, upon a fundamental transaction (as defined in the Inducement Warrants), a holder of Inducement Warrants will be entitled to receive, upon exercise of the Inducement Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the Inducement Warrants immediately prior to the fundamental transaction.

We engaged Chardan to act as our financial advisor in connection with the transactions summarized above and paid Chardan an aggregate fee equal to approximately $217,000 in connection with the transactions contemplated by the Inducement Agreement. In addition, we incurred approximately $150,000 of transaction related costs. We expect to use the net proceeds from these transactions for working capital and other general corporate purposes.

Results of Operations

Revenue

Our ongoing business is primarily focused on i) development of our pipeline for which we do not expect revenue for many years, if at all, and ii) on advancing our AI-driven discovery platform to develop molecules against hard to drug targets. To date this platform has not generated any material revenue, though we may realize revenue from it in the future. Revenue in the amount of $0.4 million was recognized for services provided to a collaborative partner during the year ended June 30, 2025. During the year ended June 30, 2024, we reported revenue in the amount of $0.2 million related to research activities performed and license fees.

Research and Development Expenses ("R&D")

R&D expenses for the fiscal year ended June 30, 2025 and 2024 were approximately $8.3 million and $5.2 million, respectively, an increase of approximately $3.1 million or approximately 60%. The increase in R&D expenses were primarily due to increased spending on consultants and outside services of $2.7 million and consumable supplies of $0.4 million as a result of advancing research activities to support the Company's IBIO-600, IBIO-610 and other preclinical pipeline assets.

General and Administrative Expenses ("G&A")

G&A expenses for the fiscal year ended June 30, 2025 and 2024 were approximately $10.7 million and $11.7 million, respectively, a decrease of $1.0 million or 8%. The decrease is primarily attributable to a reduction in personnel-related costs of $0.7 million, lower insurance premiums due to negotiated rates $0.3 million, a decrease in depreciation of $0.2 million, a reduction in legal fees of $0.1 million. The decreases were partially offset by increased franchise taxes of $0.2 million and travel expenses of $0.1 million.

Total Operating Expenses

Total operating expenses, consisting primarily of R&D and G&A expenses, for fiscal year ended June 30, 2025 were approximately $19.0 million, compared to approximately $16.9 million for fiscal year ended June 30, 2024.

Other Income

Other income for the fiscal years ended June 30, 2025 and 2024 were $0.2 million and $1.2 million, respectively, a decrease of approximately $1.0 million. The decrease is mainly attributable to the sale of an intangible asset in fiscal year 2024 that did not recur in fiscal year 2025.

Net Loss from Continuing Operations

Net loss from continuing operations for the fiscal year ended June 30, 2025 was $18.4 million, or $1.75 per share, compared to approximately $15.4 million, or $4.03 per share, in 2024. The increase is mainly attributable to increased research and development activities.

Net Loss from Discontinued Operations

On November 2, 2022, we announced our plans to divest our contract development and manufacturing organization (iBio CDMO) in order to complete our transformation into an AI-driven, precision antibody drug discovery and development company. In conjunction with the divestment, we completed a workforce reduction and discontinued the CDMO operations. CDMO operations were classified as discontinued operations on our financial statements through the fiscal year ended June 30, 2024. The loss from Discontinued Operations for the year ended June 30, 2024 was approximately $9.5 million.

Net Loss

Our net loss for the fiscal year ended June 30, 2025 was approximately $18.4 million, or $1.75 per share, compared to our net loss of approximately $24.9 million, or $6.50 per share, in the fiscal year ended June 30, 2024, which included the results of both continued and discontinued operations.

Liquidity and Capital Resources

We have incurred net losses and generated negative cash flows from operations for many years. For the year ended June 30, 2025, we incurred a net loss of approximately $18.4 million and had negative cash flows from operations of approximately $15.3 million. Historically, our liquidity needs have been met by the sale and issuances of common shares including the issuances of common shares through the exercise of warrants. As of June 30, 2025, we had total current assets of approximately $9.7 million, of which approximately $8.6 million was cash and cash equivalents. As of June 30, 2025, we had an operating capital deficit of $15.3 million which compares to the $18.6 million operating capital deficit it maintained as of June 30, 2024.

The history of significant losses, the negative cash flow from operations, the limited cash resources on hand and the dependence by us on our ability to obtain additional financing to fund our operations after the current cash resources are exhausted raised substantial doubt about our ability to continue as a going concern. In evaluating our ability to continue as a going concern, we took into account the potential mitigating effects of management's previously disclosed plans to mitigate the substantial doubt about our ability to continue as a going concern, which plans are in the process of being fully implemented.

In an effort to mitigate the substantial doubt about continuing as a going concern and increasing cash reserves, we have raised funds from time to time through equity offerings or other financing alternatives, entered into a collaboration agreement to discover and develop novel antibodies for obesity and other cardiometabolic diseases and sold certain intellectual property rights. Potential options being considered to further increase liquidity include focusing product development on a select number of product candidates, the sale or out-licensing of certain product candidates, raising money from the capital markets, collaborations, or a combination thereof. However, we anticipate that our expenses will increase as we continue our research and development activities and conduct clinical trials. We made significant progress implementing these plans, which progress is described below.

On July 3, 2024, we entered into an At Market Issuance Sales Agreement (the "ATM Agreement") with Chardan and Craig-Hallum (collectively, the "Sales Agents") providing for the issuance and sale by us of our Common Stock, from time to time, through the Sales Agents, with certain limitations on the amount of Common Stock that may be offered and sold by us as set forth in the ATM Agreement (the "ATM"). Offers and sales of shares of Common Stock by us, if any, under the ATM Agreement, are subject to the effectiveness of our shelf registration statement on Form S-3, filed with the SEC on July 3, 2024, which became effective on August 6, 2024. The aggregate market value of the shares of Common Stock eligible for sale under the ATM prospectus supplement included in the Registration Statement is currently $7,350,000, which is based on the limitations of General Instruction I.B.6 of Form S-3. Under the ATM Agreement, our Sales Agents sold 3,184,899 shares during the fiscal year ended June 30, 2025. We received net proceeds of approximately $2,617,000. Subsequent to June 30, 2025, we sold an additional 305,424 shares under the ATM agreement and received net proceeds of approximately $219,000.

On January 10, 2025, we entered into a securities purchase agreement (the "2025 Purchase Agreement") with certain of our officers and directors (the "Investors"), pursuant to which we issued, in a private placement priced at-the-market (the "2025 Private Placement"), an aggregate of 240,807 shares (the "Shares") of Common Stock. The purchase price of each Share was $2.72, the last reported closing price of the Common Stock on the date of execution of the 2025 Purchase Agreement, which closing price was greater than the book value of the Common Stock on the date of the execution of the 2025 Purchase Agreement. The 2025 Private Placement closed on January 10, 2025 and we received aggregate gross proceeds from the 2025 Private Placement of approximately $655,000, before deducting offering expenses payable by us.

On April 29, 2025, we entered into a warrant inducement agreement (the "Inducement Agreement") with institutional investors that are holders (the "Holders") of certain existing warrants (the "Existing Warrants") to purchase shares of our Common Stock. Pursuant to the Inducement Agreement, the Holders agreed to exercise for cash on April 29, 2025 the Existing Warrants to purchase an aggregate of 5,626,685 shares of Common Stock at a reduced exercise price of $0.86 per share, which was the Minimum Price, as defined in the rules of the Nasdaq Capital Market, as of the close of trading on April 28, 2025. In consideration of the Holders' agreement to exercise the Existing Warrants in accordance with the Inducement Agreement, we agreed to issue new warrants (the "Inducement Warrants") to purchase up to 11,253,370 shares of Common Stock, which is equal to 200% of the number of shares of Common Stock issued upon exercise of the Existing Warrants (the "Inducement Warrant Shares"), for consideration of $0.125 per Inducement Warrant. We received aggregate gross proceeds of approximately $6.2 million from the exercise of the Existing Warrants and the sale of the Inducement Warrants, before deducting offering fees and other expenses payable by us.

On August 19, 2025, we entered into the Underwriting Agreement, relating to the offering, issuance and sale of the 2025 Pre-Funded Warrants to purchase an aggregate of 71,540,000 shares of Common Stock and accompanying Series G Warrants" to purchase (i) an aggregate of up to 35,770,000 shares of Common Stock (or, for those investors who so choose, pre-funded warrants to purchase up to 35,770,000 shares of Common Stock in lieu thereof) and (ii) Series H Warrants to purchase an aggregate of up to 35,770,000 shares of Common Stock (or, for those investors who so choose, pre-funded warrants to purchase up to 35,770,000 shares of Common Stock in lieu thereof). The combined public offering price per 2025 Pre-Funded Warrant and accompanying Series G Warrant was $0.699. The closing of the 2025 Offering took place on August 22, 2025. We received net proceeds from the 2025 Offering of approximately $46.5 million after deducting underwriting discounts and commissions and offering expenses payable by us in connection with the 2025 Offering. We may also receive up to an aggregate of $50 million of additional gross proceeds if the Series G Warrants and Series H Warrants are exercised in full for cash.

Based on management's plans described above, our cash and cash equivalents are anticipated to be sufficient to support operations beyond twelve (12) months from the date of the filing of this Annual Report, which amounted to approximately $52.1 million. Accordingly, we concluded we have substantially mitigated the substantial doubt about our ability to continue as a going concern.

Net Cash Used in Operating Activities

In fiscal year 2025, net cash used in operating activities was $15.3 million, compared to net cash used in operating activities of $18.6 million in 2024, a decrease of approximately $3.3 million or approximately 18%. The use of cash was primarily attributable to funding our ongoing operations and consists of net loss adjusted for the effects of changes in operating assets and liabilities.

Net Cash Provided by Investing Activities

In fiscal year 2025, net cash provided by investing activities was $0.7 million, which consisted of payments received for principal and interest on the promissory note receivable offset by the purchase of fixed assets, a decrease of $0.2 million. In fiscal year 2024, net cash provided by investing activities was $0.9 million, which primarily consisted of proceeds from the sale of intellectual property rights to Otsuka of $1 million and proceeds from the sale of fixed assets of $0.1 million, offset by the purchase of fixed assets of $0.2 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in fiscal year 2025 was approximately $8.9 million and was attributable to the proceeds from the inducement of Existing Warrants and the sale of securities partially offset by payments towards debt, including the finance lease obligations, term promissory note and equipment financing loan. Net cash provided by financing activities in fiscal year 2024 was approximately $24.5 million and primarily related to proceeds from sales of Common Stock offset by payments made to settle all obligations related to the term note payable. The decrease of $15.6 million was primarily due to a decrease in proceeds from the sale of Common Stock and pre-funded warrants.

Funding Requirements

We have incurred significant losses and negative cash flows from operations since our spin-off from Integrated BioPharma in August 2008. As of June 30, 2025, our accumulated deficit was approximately $332.2 million, and we used approximately $5.6 million of net cash in fiscal year 2025.

We plan to fund our future business operations using cash on hand, through proceeds realized in connection with the commercialization of our technologies, through potential proceeds from the sale or out-licensing of assets, grant revenue or collaborations, and through proceeds from the sale of additional equity or other securities. However, there can be no assurance that we will be successful in implementing these plans, many of which will take several years before we realize proceeds. We cannot be certain that such funding will be available on favorable terms or available at all. If we are unable to raise funds when required or on favorable terms, this assumption may no longer be operative, and we may have to: a) significantly delay, scale back, or discontinue the product application and/or commercialization of our proprietary technologies; b) seek collaborators for our technology and product candidates on terms that are less favorable than might otherwise be available; c) relinquish or otherwise dispose of rights to technologies, product candidates, or products that we would otherwise seek to develop or commercialize; or d) possibly cease operations.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPE"s), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually limited purposes. As of June 30, 2025, we were not involved in any SPE transactions.

Critical Accounting Estimates

A critical accounting policy is one that is both important to the portrayal of a company's financial condition and results of operations and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Our consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All applicable U.S. GAAP accounting standards effective as of June 30, 2025, have been taken into consideration in preparing the consolidated financial statements. The preparation of consolidated financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, consequently, actual results could differ from those estimates. We base our estimates, to the extent possible, on historical experience. Historical information is modified as appropriate based on current business factors and various assumptions that we believe are necessary to form a basis for making judgments about the carrying value of assets and liabilities. We evaluate our estimates on an ongoing basis and make changes when necessary. Actual results could differ from our estimates.

Critical accounting estimates are those estimates made in accordance with U.S. GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the Company. The following accounting estimate had a material impact on the results of operations of the Company for the year ended June 30, 2025.

Impairment of Indefinite-Lived Intangible Assets

For indefinite life intangible assets, we perform an impairment test annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable.

Evaluating for impairment requires judgment, including the estimation of future cash flows, future growth rates and profitability and the expected life over which cash flows will occur. Changes in our business strategy or adverse changes in market conditions could impact impairment analyses and require the recognition of an impairment charge. Although we base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ from these estimates.

During the fourth quarter of fiscal year 2025, we performed our annual impairment testing of the IBIO-101 therapeutic technology (or "IP"), classified as an indefinite-lived intangible asset, which had a carrying amount of $5 million at June 30, 2025. We engaged a third party to perform valuation assistance with estimating the fair value of IBIO-101 and preparing a market capitalization reconciliation. The Multi-Period Excess Earnings Method ("MPEEM") under the income approach was utilized to value the indefinite-lived asset. The MPEEM determines the value of a specified asset by calculating the present value of future earnings attributed to the asset. Since IBIO-101 is currently in its pre-clinical development phase, a probability of success was applied to the cash flows to account for the probability of reaching each step of development. The MPEEM requires that charges for the use of other contributory assets be subtracted under the theory that the owner of the subject asset does not own the other contributory assets and would have to rent/lease them in order to earn the cash flows related to the subject asset.

The resulting probability of success adjusted "excess earnings" were discounted to the present value using a 15% discount rate, which was based on iBio's weighted average cost of capital. The sum of the discounted excess earnings and the present value of the tax benefit related to amortization of the IBIO-101 indefinite-lived intangible indicated that the fair value was $5.9 million as of the June 30, 2025 valuation date. Given that the carrying amount of the asset was $5 million at June 30, 2025, it was concluded that no impairment existed.

We will continue to monitor the value of the IP as part of our annual accounting policy for impairment of long-lived assets. The primary impairment indicators that may arise in the near future are (1) any sustained decline in our common stock market price and (2) FDA decisions on similar competing technologies that are applying for Phase 1 approval.

We continue to operate in a highly competitive environment, rising interest rates (and cost of capital) and experience liquidity challenges. Accordingly, we may have to adjust our cash flow projections and valuation assumptions in the near future to account for market trends and any changes to our research and development plans. Any such future adjustments may lead to material future impairments in the IP and other related assets.

Our remaining critical accounting estimates remain consistent with the information disclosed in the same section in our last annual report on Form 10-K for the year ended June 30, 2024.

In addition to the aforementioned critical accounting estimates, the following accounting policies and estimates have been highlighted as significant because changes to certain judgments and assumptions inherent in these policies could affect our consolidated financial statements:

- revenue recognition;

- legal and contractual contingencies;

- research and development expenses; and

- share-based compensation expenses.

We base our estimates, to the extent possible, on historical experience. Historical information is modified as appropriate based on current business factors and various assumptions that we believe are necessary to form a basis for making judgments about the carrying value of assets and liabilities. We evaluate our estimates on an ongoing basis and make changes when necessary. Actual results could differ from our estimates. See Note 4 – Summary of Significant Accounting Policies - for a complete discussion of our significant accounting policies and estimates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The information under this Item is not required to be provided by smaller reporting companies.

Item 8. Financial Statements and Supplementary Data.

Financial statements and notes thereto appear on pages F-1 to F-48 of this Annual Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, under the direction of our Chief Executive Officer (our Principal Executive Officer) and Chief Financial Officer (our Principal Financial Officer) have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as amended), as of June 30, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company's disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on our evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of June 30, 2025.

Management's Report on Internal Control over Financial Reporting

It is the responsibility of the management of iBio to establish and maintain effective internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance to iBio's management and board of directors regarding the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles.

iBio's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of iBio; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of iBio are being made only in accordance with authorizations of management and directors of iBio; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of iBio's assets that could have a material effect on the financial statements of iBio.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has performed an assessment of the effectiveness of iBio's internal control over financial reporting as of June 30, 2025, based upon criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework).

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of June 30, 2025.

Changes in Internal Control Over Financial Reporting

Except as otherwise described herein, there were no changes in our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during the quarter ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Insider Trading Arrangements

During the three months ended June 30, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Disclosure of Material Event

Amended and Restated Employment Agreements

On September 3, 2025, we entered into amended and restated employment agreements (each an "A&R Employment Agreement") with each of Felipe Duran and Marc Banjak (for purposes of this discussion, each an "Executive"). Mr. Duran's A&R Employment Agreement provides that Mr. Duran will continue to serve as our Chief Financial Officer, effective as of July 1, 2025, and will receive a base salary of $415,500 per year and is eligible to receive a discretionary incentive bonus with a target of 40% of his annual base salary. Mr. Banjak's A&R Employment Agreement provides that Mr. Banjak will continue to serve as our Chief Legal Officer, effective as of July 1, 2025, and will receive a base salary of $400,000 per year and is eligible to receive a discretionary incentive bonus with a target of 40% of his annual base salary.

Each A&R Employment Agreement also provides that Executive is eligible for additional grants of equity compensation from time to time, subject to approval of the Board, pursuant to our 2023 Omnibus Incentive Plan (the "2023 Plan"), or any successor plan. We also provide each Executive with directors' and officers' liability insurance. Each A&R

Employment Agreement provides that Executive is eligible to participate in all benefit plans generally made available to our other executive officers.

Each Executive's employment is on an "at will" basis and may be terminated at any time by him or the Company. If Executive is terminated for any reason or no reason, he is entitled to receive the following standard termination benefits: his accrued and unpaid base salary, any unreimbursed expenses accrued through the termination date, any earned but unpaid annual bonus from a prior year and any amounts payable under any benefit plans in which Executive was a participant (the "Standard Termination Benefits").

In the event of a termination by us without Cause or by Executive for Good Reason (as such terms are defined in each A&R Employment Agreement), in addition to the Standard Termination Benefits, the Executive will receive: (i) an amount equal to his then current base salary for nine months, to be paid out in equal installments in accordance with our regular payroll dates; (ii) a pro rata share of any bonus earned by him during the fiscal year in which the separation occurs based on the actual attainment of metrics upon which the bonus is calculated (as recommended by the Compensation Committee and determined by the Board of Directors) to be paid in a lump sum at the time we pay bonuses to similarly-situated employees; and (iii) if the Executive elects continuation coverage for health insurance under COBRA, we will pay the full cost of this benefit for a period of nine months following the termination.

Each A&R Employment Agreement further provides that in the event of a termination by Executive for Good Reason within twelve months after a "Sale Event" (as defined in the 2023 Plan) or by us without Cause during the period commencing one month prior and ending twelve months after a Sale Event, in addition to the Standard Termination Benefits, Executive will receive: (i) an amount equal to his then current base salary for twelve months, paid out in equal installments in accordance with our regular payroll dates; (ii) an amount equal to the target bonus for which Executive would have been eligible during the fiscal year in which he terminates employment, to be paid within thirty (30) days of his execution of a separation agreement; (iii) vesting of any unvested time-vested equity awards held by him and (iv) if he elects continuation coverage for health insurance under COBRA, we will pay the full cost of this benefit for a period of twelve months following the termination. Severance payments begin upon expiration of the revocation period under a general release of claims.

Each Executive has agreed to assign to the Company all of his rights in any Inventions, including all Intellectual Property Rights (as such terms are defined in each A&R Employment Agreement) that are made, conceived or reduced to practice, in whole or in part, alone or with others, by him during his employment with the Company and has agreed to comply with certain non-solicitation, non-interference and non-disparagement provisions.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

Not applicable

Certain information required by Part III is omitted from this Annual Report because we intend to file our definitive proxy statement for our 2025 Annual Meeting of Stockholders (the "2025 Annual Meeting"), pursuant to regulation 14A of the Exchange Act, not later than 120 days after the end of the fiscal year covered by this Annual Report and certain information to be included in the definitive proxy statement is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance

Except for the information set forth below, the required information is incorporated by reference from our definitive proxy statement for our 2025 Annual Meeting, including, but not necessarily limited to, the sections entitled "Information Regarding the Board of Directors and Corporate Governance," "Executive Officers Who Are Not Directors," and "Delinquent Section 16(a) Reports" in the definitive proxy statement to be filed with the SEC relating to our 2025 Annual Meeting is incorporated herein by reference.

Code of Ethics

We have adopted a written code of business conduct and ethics, as amended and restated in July 2024, within the meaning of Item 406 of SEC Regulation S-K, which applies to all of our employees, including our principal executive officer and our chief financial officer, a copy of which is filed as an exhibit hereto and can be found on our website at www.ibioinc.com. If we make any waivers or substantive amendments to the code of ethics that are applicable to our principal executive officer or our chief financial officer, we will disclose the nature of such waiver or amendment on our internet website at www.ibioinc.com in a timely manner.

Item 11. Executive Compensation

The required information is incorporated by reference from our definitive proxy statement to be filed with the SEC relating to our 2025 Annual Meeting, including, but not necessarily limited to, the sections entitled "Executive Compensation" and "Director Compensation for 2025 Fiscal Year."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Except for the information set forth below, the required information is incorporated by reference from our definitive proxy statement to be filed with the SEC relating to our 2025 Annual Meeting, including, but not necessarily limited to, the section entitled "Security Ownership of Certain Beneficial Owners and Management."

Equity Compensation Plan Information

The following table provides information regarding the status of stock compensation plans at June 30, 2025:

	Number of Shares of Common Stock to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Options Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the previous columns)
Equity compensation plan approved by stockholders	1,185,924	$ 5.92	396,433
Equity compensation plans not approved by stockholders	—	$ —	—
Total	1,185,924	$ $ 5.92	396,433

Item 13. Certain Relationships and Related Transactions, and Director Independence

The required information is incorporated by reference from our definitive proxy statement to be filed with the SEC relating to our 2025 Annual Meeting, including, but not necessarily limited to, the sections entitled ""Transactions With Related

Persons, Promoters and Certain Control Persons" and "Information Regarding the Board of Directors and Corporate Governance - Independence of the Board of Directors."

Item 14. Principal Accountant Fees and Services

The required information is incorporated by reference from our definitive proxy statement to be filed with the SEC relating to our 2025 Annual Meeting, including, but not necessarily limited to, the section entitled, "Fees Paid to the Independent Registered Public Accounting Firm."

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)   Exhibits and Index

    (1)   A list of the financial statements filed as part of this Annual Report is set forth in the index to financial statements at page F-1 and is incorporated herein by reference.

    (2)   An exhibit index immediately preceding the signature page hereto is incorporated by reference or filed with this Annual Report is provided below:

Item 16. Form 10-K Summary

Not Applicable

Exhibit No.	Description
1.1	Controlled Equity Offering[SM] Sales Agreement, dated as of November 25, 2020, by and between iBio, Inc. and Cantor Fitzgerald & Co. (incorporated herein by reference to Exhibit Number 1.1 to the Company's registration statement on Form S-3 (File No. 333-250973) filed by the Company with the Securities and Exchange Commission on November 25, 2020 – Commission File No. 001-35023)
1.2	Underwriting Agreement, dated December 6, 2022, by and between iBio, Inc. and H.C. Wainwright & Co., LLC (incorporated herein by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 8, 2022 – Commission File No. 001-35023)
1.3	Placement Agency Agreement, dated December 5, 2023, by and between iBio, Inc. and A.G.P./Alliance Global Partners and Brookline Capital Markets, a division of Arcadia Securities, LLC (incorporated herein by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2023- File No. 001-35023)
1.4	At Market Issuance Sales Agreement, dated July 3, 2024, by and among the Company, Chardan Capital Markets, LLC and Craig-Hallum Capital Group LLC (Incorporated herein by reference to Exhibit Number 1.1 to the Company's registration statement on Form S-3 (File No. 333-280680, as filed with the Securities and Exchange Commission on July 3, 2024)
1.5	Underwriting Agreement, dated as of August 19, 2025, by and between iBio, Inc. and Leerink Partners LLC, as Representative of the several Underwriters incorporated herein by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 2025- File No. 001-35023)
3.1	Certificate of Incorporation of iBioPharma, Inc., Certificate of Merger between INB Biotechnologies, Inc. and iBioPharme, Inc., Certificate of Ownership and Merger of iBio Pharma Name Change Sub, Inc. with iBioPharma, Inc., dated August 10, 2009, Certificate of Amendment of the Certificate of Incorporation of iBio, Inc., dated December 10, 2010, Certificate of Amendment of the Certificate of Incorporation of iBio, Inc., dated December 18, 2013, Certificate of Designation, Preferences and Rights of the iBio CMO Preferred Tracking Stock, dated February 23, 2017, and the Certificate of Amendment of the Certificate of Incorporation, dated December 20, 2017, (incorporated herein by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on May 11, 2018 – Commission File No. 001-35023)

3.2	Certificate of Amendment of the Certificate of Incorporation of iBio, Inc., dated June 8, 2018 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on June 8, 2018 – Commission File No. 001-35023)
3.3	Certificate of Designation, Preferences, Rights and Limitations of the Series A Convertible Preferred Stock of iBio, Inc., dated June 22, 2018 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2018 – Commission File No. 001-35023)
3.4	Certificate of Designation, Preferences Rights and Limitations of the Series B Convertible Preferred Stock of iBio, Inc., dated June 22, 2018 (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2018 – Commission File No. 001-35023)
3.5	Certificate of Designation, Preferences, Rights and Limitations of the Series C Convertible Preferred Stock of iBio, Inc., dated October 28, 2019 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 29, 2019 – Commission File No. 001-35023)
3.6	Second Amended and Restated Bylaws of iBio, Inc. (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 1, 2022 – Commission File No. 000-53125)
3.7	Certificate of Designation of Preferences, Rights and Limitations of Series 2022 Convertible Preferred Stock, dated May 9, 2022, (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2022 – Commission File No. 001-35023)
3.8	Certificate of Amendment of the Certificate of Incorporation of iBio, Inc., dated October 5, 2022 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 7, 2022 – Commission File No. 001-35023)
3.9	Certificate of Amendment of the Certificate of Incorporation of iBio, Inc., dated November 28, 2023 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 28, 2023 – Commission File No. 001-35023)
4.1	Form of Common Stock Certificate of iBioPharma, Inc. (incorporated herein by reference to Exhibit 4.1 to the Company's Form 10-12G filed with the Securities and Exchange Commission on July 11, 2008 – Commission File No. 000-53125)
4.2*	Description of Securities of iBio, Inc.
4.3	Term Note of IBIO CDMO LLC (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2021 – Commission File No. 001-35023)
4.4	iBio, Inc. Warrant to Purchase Stock (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2021 – Commission File No. 001-35023)
4.5	Form of Pre-Funded Common Stock Purchase Warrant iBio, Inc. (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2022 – Commission File No. 001-35023)

4.6	Form of Series A Common Stock Purchase Warrant iBio, Inc. (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2022 – Commission File No. 001-35023)
4.7	Form of Series B Common Stock Purchase Warrant iBio, Inc. (incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2022 – Commission File No. 001-35023)
4.8	Form of Underwriter Common Stock Purchase Warrant iBio, Inc. (incorporated herein by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2022 – Commission File No. 001-35023)
4.9	Form of Pre-Funded Warrant to Purchase Shares of Common Stock iBio, Inc. (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2023- File No. 001-35023)
4.10	Form of Series C Common Warrant to Purchase Shares of Common Stock iBio, Inc. (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2023- File No. 001-35023)
4.11	Form of Series D Common Warrant to Purchase Shares of Common Stock iBio, Inc. (incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2023- File No. 001-35023)
4.12	Form of Warrant to Purchase Shares of Common Stock iBio, Inc. (incorporated herein by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2023- File No. 001-35023)
4.13	Form of Pre-Funded Warrants to Purchase Shares of Common Stock iBio, Inc. (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2024- File No. 001-35023)
4.14	Form of Series E Warrants to Purchase Shares of Common Stock iBio, Inc. (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2024- File No. 001-35023)
4.15*	Form of Series F Warrants to Purchase Shares of Common Stock
4.16	Form of Pre-Funded Warrant to Purchase Shares of Common Stock iBio, Inc. (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 2025- File No. 001-35023)
4.17	Form of Series G Warrant to Purchase Shares of Common Stock iBio, Inc. (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 2025- File No. 001-35023)
4.18	Form of Series H Warrant to Purchase Shares of Common Stock (or Pre-Funded Warrants) iBio, Inc. (incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 2025- File No. 001-35023)

10.1	Fifth Amendment of Technology Transfer Agreement, dated as of December 17, 2007, between the Company and Fraunhofer USA Center for Molecular Biotechnology, Inc. (incorporated herein by reference to Exhibit 10.6 to the Company's Form 10-12G filed with the Securities and Exchange Commission on June 18, 2008 – Commission File No. 000-53125)
10.2+	Ratification dated September 6, 2013 of Terms of Settlement by and between the Company and Fraunhofer USA Center for Molecular Biotechnology, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2013, filed with the Securities and Exchange Commission on September 30, 2013 – Commission File No. 001-35023).
10.3	Amended and Restated Limited Liability Company Agreement of iBio CMO LLC, dated January 13, 2016, between the Company, Bryan Capital Investors LLC and iBio CDMO LLC (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 22, 2016 – Commission File No. 001-35023)
10.4	License Agreement, dated January 13, 2016, between the Company and iBio CMO LLC (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 22, 2016 – Commission File No. 001-35023)
10.5	Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of iBio CMO LLC, dated February 23, 2017 (incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2017 – Commission File No. 001-35023)
10.6†	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2019 – Commission File No. 001-35023)
10.7†	2018 Omnibus Equity Incentive Plan, effective December 18, 2018 (incorporated herein by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 26, 2019 – Commission File No. 001-35023)
10.8†	2018 Omnibus Equity Incentive Plan, as amended and restated, effective January 22, 2020 (incorporated herein by reference to Appendix B to the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on January 23, 2020 – Commission File No. 001-35023)
10.9†	iBio, Inc. 2020 Omnibus Equity Incentive Plan (incorporated by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 3, 2020 – Commission File No. 001-35023)
10.10†	Form of Non-Qualified Stock Option Agreement for Employees under the iBio, Inc. 2020 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-8 filed by the Company with the Securities and Exchange Commission on January 11, 2021 – Commission File No. 333-252027)
10.11†	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors (Initial Grant) under the iBio, Inc. 2020 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-8 filed by the Company with the Securities and Exchange Commission on January 11, 2021 – Commission File No. 333-252027)
10.12†	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors (Annual Grant) under the iBio, Inc. 2020 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form S-8 filed by the Company with the Securities and Exchange Commission on January 11, 2021 – Commission File No. 333-252027)

10.13† Form of Restricted Stock Unit Award Agreement for Employees under the iBio, Inc. 2020 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form S-8 filed by the Company with the Securities and Exchange Commission on January 11, 2021 – Commission File No. 333-252027)

10.14† Form of Restricted Stock Unit Award Agreement for Employees under the iBio, Inc. 2018 Omnibus Equity Incentive Plan, as amended and restated (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-8 filed by the Company with the Securities and Exchange Commission on January 11, 2021 – Commission File No. 001-35023)

10.15† Director Offer Letter, dated June 4, 2021, by and between iBio, Inc. and to Evert Schimmelpennink (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on June 9, 2021 – Commission File No. 001-35023)

10.16++** Collaboration, Option and License Agreement, dated August 23, 2021, by and between iBio, Inc. and RubrYc Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2021– Commission File No. 001-35023).

10.17++** Collaboration and License Agreement, dated August 23, 2021, by and between iBio, Inc. and RubrYc Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2021– Commission File No. 001-35023).

10.18++** Series A-2 Preferred Stock Purchase Agreement, dated August 23, 2021, by and between iBio, Inc. and RubrYc Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2021– Commission File No. 001-35023).

10.19++** Second Amended and Restated Investor Rights Agreement, dated August 23, 2021, by and among RubrYc Therapeutics, Inc. and certain investors (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2021– Commission File No. 001-35023).

10.20++** Second Amended and Restated Voting Agreement, dated August 23, 2021, by and among RubrYc Therapeutics, Inc. and certain investors (incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2021– Commission File No. 001-35023).

10.21++** Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated August 23, 2021, by and among RubrYc Therapeutics, Inc. and certain investors (incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2021– Commission File No. 001-35023).

10.22†++ Employment Agreement dated December 23, 2020 and effective as of January 18, 2021, by and between iBio, Inc. and Martin B. Brenner (incorporated herein by reference to Exhibit 10.20 to the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on September 28, 2021 – Commission File No. 001-35023)

10.23 Confidential Settlement and Mutual Release with Fraunhofer USA, Inc. dated May 4, 2021 (incorporated herein by reference to Exhibit 10.31 to the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on September 28, 2021 – Commission File No. 001-35023)

10.24	Purchase and Sale Agreement, dated November 1, 2021, by and among College Station Investors LLC, Bryan Capital Investors LLC, iBio CDMO LLC and iBio, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2021 – Commission File No. 001-35023)
10.25	Equity Purchase Agreement dated November 1, 2021 by and between Bryan Capital Investors LLC and iBio, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2021 – Commission File No. 001-35023)
10.26	Credit Agreement, dated November 1, 2021 by and, between iBio CDMO LLC with Woodforest National Bank (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2021 – Commission File No. 001-35023)
10.27	Guaranty Agreement, dated November 1, 2021, by iBio, Inc. for the benefit of Woodforest National Bank (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2021 – Commission File No. 001-35023)
10.28	Leasehold Deed of Trust, Assignment of Leases and Rents, Security Agreement and UCC Financing Statement for Fixture Filing by iBio CDMO LLC, as grantor, to John Ross, as Trustee, for the benefit of Woodforest National Bank, as beneficiary (incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2021 – Commission File No. 001-35023)
10.29	Security Agreement, dated November 1, 2021 by iBio CDMO LLC for the benefit of Woodforest National Bank (incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2021 – Commission File No. 001-35023)
10.30	Environmental Indemnity Agreement, dated November 1, 2021 by iBio CDMO LLC and iBio, Inc. in favor of Woodforest National Bank (incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2021 – Commission File No. 001-35023)
10.31	Ground Lease Agreement (included as Exhibit B to The Purchase and Sale Agreement, dated November 1, 2021 by and among College Station Investors LLC, Bryan Capital Investors LLC, iBio CDMO LLC and iBio, Inc. filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2021 – Commission File No. 001-35023)
10.32	Form of Series 2022 Convertible Preferred Stock Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2022 – File No. 001-35023)
10.33	Form of Irrevocable Proxy for Voting Control (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2022 – File No. 001-35023)
10.34	Third Amendment to Exclusive License Agreement, dated February 3, 2022, by and between University of Pittsburgh and iBio, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022– Commission File No. 001-35023)

10.35	Asset Purchase Agreement dated September 16, 2022, by and between iBio, Inc. and RubrYc Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2022 – File No. 001-35023)
10.36++	First Amendment to Credit Agreement entered into as of October 11, 2022, by and between iBio CDMO LLC with Woodforest National Bank (incorporated herein by reference to Exhibit 10.51 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 11, 2022– Commission File No. 001-35023).
10.37	Termination Agreement and Release dated September 19, 2022, by and between iBio, Inc. and RubrYc Therapeutics, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 – File No. 001-35023)
10.38	Lease Sova North Science District, dated September 10, 2021, by and between iBio, Inc., and San Diego Inspire 4, LLC (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 – File No. 001-35023)
10.39†	Restricted Stock Unit Award Agreement, dated November 10, 2022, by and between iBio, Inc. and Thomas Isett (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 – File No. 001-35023)
10.40†	Separation Agreement and General Release, dated December 1, 2022, by and between iBio, Inc. and Thomas Isett (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2022, –File No. 001-35023)
10.41†	Offer Letter by and between iBio, Inc. and Felipe Duran, dated January 23, 2023 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2023 – File No. 001-35023)
10.42	Second Amendment to Credit Agreement, dated February 9, 2023, by and between iBio, Inc. and Woodforest National Bank (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2023 – File No. 001-35023)
10.43†	Special Incentive Bonus Agreement, dated January 26, 2023, by and between iBio, Inc. and Martin Brenner (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2023 – File No. 001-35023)
10.44†	Special Incentive Bonus Agreement, dated January 26, 2023, by and between iBio, Inc. and Felipe Duran (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2023 – File No. 001-35023)
10.45	Third Amendment to Credit Agreement, dated February 21, 2023, between iBio CDMO LLC and Woodforest National Bank and Third Amended Guaranty of iBio, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2023 – File No. 000 35023)
10.46	Fourth Amendment to Credit Agreement, dated March 24, 2023, between iBio CDMO LLC and Woodforest National Bank and Fourth Amended Guaranty of iBio, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2023 – File No. 000 35023)

10.47	Auction Sale Agreement between iBio, Inc. and Holland Industrial Group, Federal Equipment Company and Capital Recovery Group LLC, dated as of February 10, 2023 (incorporated herein by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023 – File No. 001-35023)
10.48	Fifth Amendment to the Credit Agreement, dated May 10, 2023, between iBio CDMO LLC and Woodforest National Bank and Fifth Amended Guaranty of iBio, Inc. (incorporated herein by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023 – File No. 001-35023)
10.49	Purchase Agreement by and between the Registrant and Lincoln Park Capital Fund, LLC, dated August 4, 2023 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2023– Commission File No. 001-35023).
10.50	Registration Rights Agreement by and between the Registrant and Lincoln Park Capital Fund, LLC, dated August 4, 2023 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2023– Commission File No. 001-35023).
10.51	Purchase and Sale Agreement, dated as of September 15, 2023 by and between MAJESTIC REALTY CO., a California corporation and IBIO CDMO LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2023 – File No. 001-35023)
10.52	Sixth Amendment to the Credit Agreement, dated September 18, 2023, between iBio CDMO LLC and Woodforest National Bank (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2023 – File No. 001-35023).
10.53	Seventh Amendment to the Credit Agreement, dated October 4, 2023, between iBio CDMO LLC and Woodforest National Bank and Fifth Amended Guaranty of iBio, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2023 – File No. 001-35023)
10.54	Form of Securities Purchase Agreement, dated December 5, 2023, between iBio, Inc. and the purchasers named on the signature pages thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2023 – File No. 001-35023)
10.55†	iBio Inc. 2023 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 28, 2023 – File No. 001-35023)
10.56	Eighth Amendment to Credit Agreement, dated December 22, 2023, between iBio CDMO LLC and Woodforest National Bank (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2023 – File No. 001-35023)
10.57	Credit and Security Agreement, dated January 16, 2024, by and between iBio, Inc. and Loeb Term Solutions LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2024 – File No. 001-35023)

10.58	Schedule to Credit and Security Agreement, dated January 16, 2024, by and between iBio, Inc. and Loeb Term Solutions LLC (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2024 – File No. 001-35023)
10.59	Term Promissory Note, dated January 16, 2024, in the principal amount of $1,071,572 (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2024 – File No. 001-35023)
10.60	Indemnification Agreement, dated January 16, 2024 (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2024 - File No. 001-35023)
10.61	Asset Purchase Agreement, dated February 25, 2024, by and between iBio, Inc. and Otsuka Pharmaceutical Co., Ltd. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2024 – File No. 001-35023)
10.62	Form of Securities Purchase Agreement, dated March 26, 2024, by and between iBio, Inc. and the Purchaser signatory thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2024 – File No. 001-35023)
10.63	Director Agreement, dated April 1, 2024, by and between iBio, Inc. and Lynx1 Capital Management LP (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2024 – File No. 001-35023)
10.64	Ninth Amendment to Credit Agreement, dated March 28, 2024, between iBio CDMO LLC and Woodforest National Bank (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2024 – File No. 001-35023)
10.65†	iBio, Inc. Officer Severance Benefit Plan, effective May 9, 2024 (incorporated herein by reference to Exhibit 10.9 to the Company's Current Report on Form 10-K filed with the Securities and Exchange Commission on May 13, 2024 – File No. 001-35023)
10.66	Purchase and Sale Agreement, dated as of May 17, 2024, by and between iBio CDMO LLC and The Board of Regents of the Texas A&M University System (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2024 – File No. 001-35023)
10.67	Settlement Agreement and Mutual Release, dated May 17, 2024, by and among Woodforest National Bank, iBio CDMO LLC and the Company (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2024 – File No. 001-35023)
10.68	Tenth Amendment to Credit Agreement, dated May 15, 2024, between iBio CDMO LLC and Woodforest National Bank (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2024 – File No. 001-35023)
10.69†	Form of Non-Qualified Stock Option Agreement for initial grants for non-employee directors under the iBio 2023 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2024 – File No. 001-35023)

10.70†	Form of Non- Qualified Stock Option Agreement for non-employee consultants under the iBio 2023 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2024 – File No. 001-35023)
10.71†	Form of Non-Qualified Stock Option Agreement for annual grants for non-employee directors under the iBio 2023 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2024 – File No. 001-35023)
10.72†	Form of Non-Qualified Stock Option Agreement for employees under the iBio 2023 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2024 – File No. 001-35023)
10.73†	Form of Restricted Stock Unit Award Agreement for employees under the iBio 2023 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2024 – File No. 001-35023)
10.74†	Form of Incentive Stock Option Agreement for employees under the iBio 2023 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2024 – File No. 001-35023)
10.75†	Form of Incentive Stock Option Agreement for officers under the iBio 2023 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2024 – File No. 001-35023)
10.76†	Amended and Restated Employment Agreement, dated as of July 23, 2024, effective as of July 1, 2024, by and between the Company and Martin Brenner (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2024 – File No.001-35023)
10.77	Exclusive License Agreement, dated December 31, 2024, by and between iBio, Inc. and AstralBio, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2025 – File No.001-35023)
10.78	Form of Securities Purchase Agreement, dated January 10, 2025, by and between the Company and the purchasers listed on the signature page thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 13, 2025 – File No.001-35023)
10.79++	Exclusive License Agreement, dated April 21, 2025, by and between iBio, Inc. and AstralBio, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2025 – File No.001-35023)
10.80	Form of Inducement Offer and Agreement to Exercise Common Share Purchase Warrants, dated April 29, 2025, by and between iBio, Inc. and the Holders identified on the signature pages thereto (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2025 – File No.001-35023)
10.81*†++	Amended and Restated Employment Agreement, dated September 3, 2024, effective as of July 1, 2025, by and between the Company and Felipe Duran
10.82*†++	Amended and Restated Employment Agreement, dated September 3, 2024, effective as of July 1, 2025, by and between the Company and Marc Banjak

14.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2024 – File No. 001-35023)
19.1	Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 20, 2024 – File No.001-35023)
21.1	Subsidiaries of Registrant (incorporated herein by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 20, 2024 – File No.001-35023)
23.1*	Consent of the Independent Registered Public Accounting Firm
31.1*	Certification of Periodic Report by Principal Executive Officer Pursuant to Rule 13a-14 and 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Periodic Report by Principal Financial Officer and Principal Accounting Officer Pursuant to Rule 13a-14 and 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Periodic Report by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Periodic Report by Principal Financial Officer and Principal Accounting Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy, dated November 20, 2023 (incorporated herein by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 20, 2024 – File No.001-35023)

101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed herewith.
†	Management contract or compensatory plan or arrangement required to be identified pursuant to Item 15(a)(3) of this Annual Report.
+	Certain portions of this exhibit have been omitted subject to a confidential treatment request.
++	Certain portions of this exhibit indicated therein by [**] have been omitted in accordance with Item 601(b)(10) of Regulation S-K. The Company agrees to furnish unredacted copies of these Exhibits to the SEC upon request.

* *Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request.

NOTE: This 2025 Annual Report to Shareholders does not contain the exhibits filed or furnished with the Company's annual report on Form 10-K for the fiscal year ended June 30, 2025. Copies of these exhibits are available electronically at www.sec.gov or https://ir.ibioinc.com/sec-filings or by writing to iBio Inc., 11750 Sorrento Velley Road, Suite 200, San Diego, CA 92121, Attention: Corporate Secretary.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>iBio, Inc.</u>
(Registrant)

Dated: September 5, 2025

/s/ Martin Brenner
Martin Brenner
Chief Executive Officer

/s/ Felipe Duran
Felipe Duran
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Martin Brenner Martin Brenner	Chief Executive Officer and Chief Scientific Officer (Principal Executive Officer)	September 5, 2025
/s/ Felipe Duran Felipe Duran	Chief Financial Officer Officer (Principal Financial Officer and Principal Accounting Officer)	September 5, 2025
/s/ David Arkowitz David Arkowitz	Director	September 5, 2025
/s/William Clark William Clark	Chairman of the Board	September 5, 2025
/s/Alexandra Kropotova Alexandra Kropotova	Director	September 5, 2025
/s/ António Parada António Parada	Director	September 5, 2025
/s/Evert Schimmelpennink Evert Schimmelpennink	Director	September 5, 2025
/s/Gary Sender Gary Sender	Director	September 5, 2025

Annual Financial Statements

iBio, Inc.

Financial Statement Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of iBio, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iBio, Inc. and Subsidiaries (the "Company") as of June 30, 2025 and 2024, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two year period ended June 30, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two year period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Indefinite-Lived Asset IBIO-101

As disclosed in Note 6 and 11 to the consolidated financial statements, the Company acquired an Indefinite-Lived Asset from RubrYc as part of the RubrYc's Stock Purchase and Asset Acquisition. The RubrYc Indefinite-Lived Asset as fiscal year-end June 30, 2025 and 2024 is $5 million. The Company's Indefinite-Lived intangible Asset is assessed for impairment annually and/or upon the occurrence of a triggering event. The impairment test for indefinite-lived intangible asset consists of comparing the fair value, which is estimated using the Income Approach-Multi Period Excess Earning

Model, to its carrying value. If the carrying value exceeds the fair value, an impairment loss is recognized in an amount equal to such excess. The determination of the fair value is primarily based on discounted future cash flows projected to be generated from the indefinite-lived intangible assets, including the estimates of future revenue, future development costs, the probability of success in various phases of development programs, and potential post-launch cash flows. Changes in these assumptions could have a significant impact on either the fair value, the amount of any impairment charges, or both.

Significant judgment is exercised by management when developing the fair value measurement of the indefinite-lived intangible asset. Given these factors, the related audit effort in evaluating management's judgments of the fair value of the indefinite-lived intangible assets was challenging, subjective, and complex and required a high degree of auditor judgment.

How the Critical Audit Matter was addressed in the Audit

Our principal audit procedures related to the Company's financial reporting relating to potential impairment of the Asset included, among others:

- We audited management's process for developing the fair value of the Indefinite-Lived Asset. Our procedures entailed testing management's process for estimating the fair value of intangible assets, which included evaluating the appropriateness of the valuation methods and estimates made by management in developing the prospective financial information ("PFI") utilized in the underlying data of the valuation model. We performed audit procedures over management's PFI, which entailed significant assumptions related to future revenue, future development costs, and the probability of success in various phases of development programs as well as post launch cash flows. In evaluating management's significant assumptions for reasonableness, we considered comparative data from external markets, comparable industry and guideline public companies' data.

- We involved our Valuation Specialists to assist in testing the Company's methodology and significant assumptions utilized in the Company's impairment assessment. Which entail procedures evaluating the following assumptions (1) Income Approach-Multi Period Excess Earning Model (2) Market Capitalization (3) Discount Rate/Weighted Average Cost of Capital. Moreover, our valuation specialists performed sensitivity analyses over the significant assumptions including the projected upfront payment and the royalty rate to evaluate the Company's estimated fair value in comparison to the carrying value for reasonableness and gaining an understanding of the qualification of the third-party valuation specialist that prepared the valuation report.

/s/ GRASSI & Co., CPAs, P.C.

We have served as the Company's auditor since 2024.

Jericho, New York

September 5, 2025

iBio, Inc. and Subsidiaries
Consolidated Balance Sheets
(In Thousands, except share and per share amounts)

		June 30, 2025		June 30, 2024
Assets				
Current assets:				
Cash and cash equivalents	$	8,582	$	14,210
Subscription receivable		105		—
Promissory note receivable and accrued interest		—		713
Prepaid expenses and other current assets		1,034		749
Total Current Assets		9,721		15,672
Restricted cash		210		215
Promissory note receivable		1,098		1,081
Finance lease right-of-use assets, net of accumulated amortization		68		339
Operating lease right-of-use asset		2,051		2,401
Fixed assets, net of accumulated depreciation		3,163		3,632
Intangible assets, net of accumulated amortization		6,848		5,368
Security deposits		26		26
Total Assets	$	23,185	$	28,734
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	2,188	$	358
Accrued expenses		1,345		2,028
Finance lease obligations - current portion		53		299
Operating lease obligation - current portion		490		436
Equipment financing payable - current portion		64		178
Term promissory note - current portion		766		218
Insurance premium financing payable		—		123
Contract liabilities		1,200		200
Total Current Liabilities		6,106		3,840
Finance lease obligations - net of current portion		—		53
Operating lease obligation - net of current portion		2,199		2,688
Equipment financing payable - net of current portion		—		63
Term promissory note - net of current portion		—		766
Total Liabilities		8,305		7,410
Stockholders' Equity				
Series 2022 Convertible Preferred Stock - $0.001 par value; 1,000,000 shares authorized at June 30, 2025 and June 30, 2024; 0 shares issued and outstanding as of June 30, 2025 and June 30, 2024		—		—
Common Stock - $0.001 par value; 275,000,000 shares authorized at June 30, 2025 and June 30, 2024; 19,349,201 and 8,623,676 shares issued and outstanding as of June 30, 2025 and June 30, 2024, respectively		19		9
Additional paid-in capital		347,085		335,162
Accumulated deficit		(332,224)		(313,847)
Total Stockholders' Equity		14,880		21,324
Total Liabilities and Stockholders' Equity	$	23,185	$	28,734

Share and per share data have been adjusted for June 30, 2024 presented to reflect the one-for-twenty (1:20) reverse stock split effective November 29, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

iBio, Inc. and Subsidiaries
Consolidated Statements of Operations
(In Thousands, except per share amounts)

		Years Ended June 30,		
		2025		**2024**
Revenue	$	400	$	225
Operating expenses:				
Research and development		8,312		5,185
General and administrative		10,690		11,674
Total operating expenses		19,002		16,859
Operating loss		(18,602)		(16,634)
Other income (expense):				
Interest expense		(212)		(172)
Interest income		437		363
Gain on sale of intellectual property		—		1,000
Total other income		225		1,191
Net loss from continuing operations		(18,377)		(15,443)
Loss from discontinued operations		—		(9,464)
Loss	$	(18,377)	$	(24,907)
Loss per common share - basic and diluted - continuing operations	$	(1.75)	$	(4.03)
Loss per common share - basic and diluted - discontinued operations	$	—	$	(2.47)
Loss per common share - basic and diluted - total	$	(1.75)	$	(6.50)
Weighted-average common shares outstanding - basic and diluted		10,499		3,831

Share and per share data have been adjusted for June 30, 2024 presented to reflect the one-for-twenty (1:20) reverse stock split effective November 29, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

iBio, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
Years Ended June 30, 2025 and 2024
(In Thousands)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
Balance as of July 1, 2023	—	$ —	1,015	$ 1	$ 304,320	$ (288,940)	$ 15,381
Common stock issued	—	—	7,568	8	25,120	—	25,128
Payments for fractional shares resulting from reverse stock split	—	—	(1)	—	(7)	—	(7)
Vesting of RSUs	—	—	42	*	—	—	—
Share-based compensation	—	—	—	—	2,038	—	2,038
Warrant issued to satisfy term note payable	—	—	—	—	3,691	—	3,691
Net loss	—	—	—	—	—	(24,907)	(24,907)
Balance as of June 30, 2024	—	—	8,624	9	335,162	(313,847)	21,324
Common stock issued	—	—	4,744	4	3,642	—	3,646
Exercise of stock options	—	—	73	*	130	—	130
Vesting of RSUs	—	—	35	*	—	—	—
Share-based compensation	—	—	—	—	1,530	—	1,530
AstralBio Exclusive License Agreement shares issued	—	—	246	*	750	—	750
Warrant Inducement Transaction	—	—	5,627	6	5,871	—	5,877
Net loss	—	—	—	—	—	(18,377)	(18,377)
Balance as of June 30, 2025	—	$ —	19,349	$ 19	$ 347,085	$ (332,224)	$ 14,880

Share data has been adjusted for the year ended June 30, 2024 presented to reflect the one-for-twenty (1:20) reverse stock split effective November 29, 2023.

* Represents amount less than 0.5 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

iBio, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In Thousands)

		Year Ended June 30,		
		2025		2024
Cash flows from operating activities:				
Consolidated net loss	$	(18,377)	$	(24,907)
Adjustments to reconcile consolidated net loss to net cash used in operating activities:				
Share-based compensation		1,530		2,038
Amortization of intangible assets		20		20
Amortization of finance lease right-of-use assets		271		271
Amortization of operating lease right-of-use assets		351		321
Depreciation of fixed assets		484		638
Gain on sale of fixed assets		—		4,909
Gain on extinguishment of debt		—		(808)
Accrued interest receivable on promissory note receivable		(62)		(88)
Amortization of deferred financing costs		—		120
Impairment of fixed assets		—		3,100
Gain on sale of intangible assets		—		(1,000)
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		(408)		214
Security deposit		—		24
Accounts payable		1,831		(1,491)
Accrued expenses		(758)		(1,726)
Operating lease obligations		(436)		(389)
Contract liabilities		250		200
Net cash used in operating activities		(15,304)		(18,554)
Cash flows from investing activities:				
Payment received for interest and principal on promissory note receivable		758		—
Sale proceeds for intangible assets		—		1,000
Purchases of fixed assets		(16)		(210)
Sales proceeds for fixed assets		—		116
Net cash provided by investing activities		742		906
Cash flows from financing activities:				
Proceeds from sales of common stock		3,541		25,523
Proceeds from Warrant Inducement Transaction		6,246		—
Payments made for costs to acquire capital		(294)		(88)
Payments for fractional shares after reverse stock split		—		(7)
Proceeds from the exercise of stock options		131		—
Subscription receivable		—		204
Payment of equipment financing loan		(178)		(160)
Proceeds from term promissory note		—		895
Payment of term promissory note		(218)		(88)
Payment of term note payable		—		(1,513)
Payment of finance lease obligation		(299)		(272)
Net cash provided by financing activities		8,929		24,494
Net (decrease) increase in cash, cash equivalents and restricted cash		(5,633)		6,846
Cash, cash equivalents and restricted cash - beginning		14,425		7,579
Cash, cash equivalents and restricted cash - end	$	8,792	$	14,425

The accompanying notes are an integral part of these consolidated financial statements.

iBio, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In Thousands)

		Year Ended June 30,		
		2025		**2024**
Schedule of non-cash activities:				
Indefinite-lived intangible asset addition	$	1,500	$	—
Shares issued to AstralBio for license fee	$	(750)	$	—
Credit provided by AstralBio	$	(750)	$	—
Subscription receivable	$	105	$	—
Costs to raise capital paid directly from gross proceeds	$	81	$	1,467
Costs to raise capital included in accrued expenses	$	75	$	308
Issuance of warrant for term note payable obligation	$	—	$	4,499
Insurance premium financing	$	—	$	669
Reserves related to term promissory note included in prepaid expenses	$	—	$	109
Costs related to term promissory note paid directly from gross proceeds	$	—	$	68
Supplemental cash flow information:				
Cash paid during the year for interest	$	212	$	749

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Business

iBio, Inc. (the "Company" or "iBio") is a preclinical stage biotechnology company leveraging the power of Artificial Intelligence ("AI") for the development of hard-to-drug precision antibodies in the cardiometabolic and obesity space. The Company's core mission is to harness the potential of AI and machine learning ("ML") to unveil novel biologics which other scientists have been unable to develop. Through the Company's innovative AI Drug Discovery Platform, it has been able to identify differentiated molecules aimed to address unmet needs by current GLP-1 receptor agonists.

The Company believes the future of obesity care lies not just in weight loss—but in quality weight loss. Current interventional therapies such as GLP-1 receptor agonists have ushered in a breakthrough era, yet challenges remain: muscle loss, fat regain after treatment cessation, and long-term tolerability. The Company is developing second-generation therapies to meet these unmet needs, using the power of AI-guided antibody design and advanced screening technologies. iBio's obesity strategy is built on three key principles. First, the Company is aiming to develop next-generation antibody therapeutics addressing limitations of current approved treatments, offering options with a goal to preserve muscle mass, target fat selectively, and provide durable weight loss with improved tolerability. Second, the Company is focusing on targets with strong human validation, which it believes both helps reduce development risk and increase the likelihood of clinical success. Lastly, the Company is applying its integrated AI Drug Discovery Platform and deep scientific expertise to rapidly generate development-ready biologics, enabling it to move with speed and precision in a competitive and fast-evolving field. The Company's current therapeutics are all in preclinical development and it has not completed any clinical trials in humans for any therapeutic protein product candidate produced using its technology and there is a risk that the Company will be unsuccessful in developing or commercializing any product candidates. The Company anticipates the commencement of its first human clinical trials in late fiscal 2026 or early fiscal 2027. As the Company continues to leverage its technology stack and develop its existing immune-oncology pre-clinical pipeline, it is also seeking strategic partners with the capabilities to more rapidly advance these programs towards the clinic.

The Company's current pre-clinical product candidate pipeline is set forth below.


Program
Potential Indications
Early Discovery
Late Discovery
Lead Optimization
IND-Enabling
Anticipated Near-Term Catalysts
IBIO-610
Activin-E
Obesity
Myostatin x Activin A
Obesity
IBIO-600
Long-Acting Anti-Myostatin
SMA*
Sarcopenia
Other muscle-loss disorders
Obesity
Amylin Receptor
Obesity
Target 4
Obesity
Partnered with

Through the Company's innovative AI Drug Discovery Platform, it champions a culture of innovation by identifying novel targets, forging strategic collaborations to enhance efficiency, diversify pipelines, with the goal of accelerating preclinical processes. The Company's proprietary technology stack is designed to minimize downstream development risks by employing AI-guided epitope-steering and monoclonal antibody ("mAb") optimization.

The Company's proprietary technology stack combines Epitope Steering, its patented AI engine that directs antibody binding to precisely defined regions of target proteins, increasing selectivity and therapeutic impact; StableHu, a generative AI tool that rapidly optimizes antibodies for expression, stability, and manufacturability; and mammalian display-based multidimensional screening, enabling simultaneous optimization of affinity, specificity, and half-life in a single selection step. Together, these tools power a fully integrated platform that allows the Company to go from concept to in vivo proof-of-concept within weeks, accelerating the development of first-in-class and best-in-class biologics. The Company's EngageTx technology enables it to target bi-specific molecules. Data from a number of in vitro tumor cell-killing assays suggests that the Company's most advanced MUC16 clone, when combined with eight distinct CD3 binders using our EngageTx technology, revealed a potency range of approximately 33,000-fold. With the ability to navigate sequence diversity and promote Human-Cyno cross reactivity while mitigating cytokine release, the goal is to enhance agility and bolster preclinical safety assessments. Another key technology of the Company's technology stack is its ShieldTx masking technology, which keeps antibodies inactive until they reach diseased tissue. At that point, the masks are removed and the antibodies become active, all with the goal of broadening the therapeutic window and potentially improving both efficacy and safety.

iBio's discovery and development work is conducted at the Company's San Diego research and development laboratory space, where its AI and machine learning (ML) scientists and biopharma researchers operate side by side. This close integration of disciplines enables rapid iteration between in silico design and wet-lab validation, compressing the timeline from hypothesis to lead selection. With the Company's robust platform, focused pre-clinical pipeline, and growing scientific and leadership team, it is building a durable and differentiated position in obesity therapeutics—one designed to outlast the first wave and define what comes next.

Digital Infrastructure

iBio is a firm believer in the transformative power of digital technologies, including robotics, automation, AI, ML, and cloud computing. These technologies are integral to operationalizing the Company's strategy, accelerating its learning curve, and executing at scale. As such, the Company has made substantial investments in these areas. iBio's aspiration is to digitize its operations to the greatest extent possible, harnessing the potential of digital technology to maximize its impact on human health. As the Company continues to grow, it remains committed to further investing in its digital infrastructure to support its ambitious goals.

Strategic Alliances, Collaborations, and Joint Ventures

The Company has formed collaborations and strategic alliances to gain access to funding, capabilities, technical resources and intellectual property to further its development efforts, commercialize its technology and to generate revenues, including through the use of its patented epitope-steering AI-engine and our EngageTx platform.

2. Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of iBio Inc. and its subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Liquidity, Financial Condition and Management's Plans

In accordance with ASU No. 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (Subtopic 205-40)*, the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The Company has incurred net losses and generated negative cash flows from operations for many years. For the year ended June 30, 2025, the Company incurred a net loss of approximately $18.4 million and had negative cash flows from operations of approximately $15.3 million. Historically, the Company's liquidity needs have been met by the sale and issuances of common shares including the issuances of common shares through the exercise of warrants. As of June 30,

2025, iBio had total current assets of approximately $9.7 million, of which approximately $8.6 million was cash and cash equivalents. As of June 30, 2025, the Company has an operating capital deficit of $15.3 million which compares to the $18.6 million operating capital deficit it maintained as of June 30, 2024.

The history of significant losses, the negative cash flow from operations, the limited cash resources on hand and the dependence by the Company on its ability to obtain additional financing to fund its operations after the current cash resources are exhausted raised substantial doubt about the Company's ability to continue as a going concern. In evaluating the Company's ability to continue as a going concern, the Company took into account the potential mitigating effects of management's previously disclosed plans to mitigate the substantial doubt about the Company's ability to continue as a going concern, which plans are in the process of being fully implemented.

In an effort to mitigate the substantial doubt about continuing as a going concern and increasing cash reserves, the Company has raised funds from time to time through equity offerings or other financing alternatives, entered into a collaboration agreement to discover and develop novel antibodies for obesity and other cardiometabolic diseases and sold certain intellectual property rights. Potential options being considered to further increase liquidity include focusing product development on a select number of product candidates, the sale or out-licensing of certain product candidates, raising money from the capital markets, collaborations, or a combination thereof. However, the Company anticipates that its expenses will increase as it continues its research and development activities and conducts clinical trials. The Company made significant progress implementing these plans, which progress is described below.

On July 3, 2024, the Company entered into an At Market Issuance Sales Agreement (the "ATM Agreement") with Chardan and Craig-Hallum (collectively, the "Sales Agents") providing for the issuance and sale by the Company of its common stock, par value $0.001 per share (the "Common Stock"), from time to time, through the Sales Agents, with certain limitations on the amount of Common Stock that may be offered and sold by the Company as set forth in the ATM Agreement (the "ATM"). Offers and sales of shares of Common Stock by the Company, if any, under the ATM Agreement, are subject to the effectiveness of the Company's shelf registration statement on Form S-3, filed with the SEC on July 3, 2024, which became effective on August 6, 2024. The aggregate market value of the shares of Common Stock eligible for sale under the ATM prospectus supplement included in the Registration Statement is currently $7,350,000, which is based on the limitations of General Instruction I.B.6 of Form S-3.

Under the ATM Agreement, the Sales Agents for the Company sold 3,184,899 shares during the fiscal year ended June 30, 2025. The Company received net proceeds of approximately $2,617,000. The Company also sold 305,424 shares in July 2025 and received net proceeds of approximately $219,000. See Note 16 – Stockholders' Equity and Note 22 – Subsequent Events for additional information.

On January 10, 2025, the Company entered into a securities purchase agreement (the "2025 Purchase Agreement") with certain of its officers and directors (the "Investors"), pursuant to which the Company agreed to issue and sell to the Investors, in a private placement priced at-the-market (the "2025 Private Placement") consistent with the rules of the NYSE American LLC ("NYSE American"), an aggregate of 240,807 shares (the "Shares") of Common Stock. The purchase price of each Share was $2.72, the last reported closing price of the Common Stock on the date of execution of the 2025 Purchase Agreement. The closing price was greater than the book value of the Common Stock on the date of the execution of the 2025 Purchase Agreement. The 2025 Private Placement closed on January 10, 2025 and the Company received aggregate gross proceeds from the 2025 Private Placement of approximately $655,000, before deducting offering expenses payable by the Company.

On April 29, 2025, the Company entered into a warrant inducement agreement (the "Inducement Agreement") with institutional investors that are holders (the "Holders") of certain existing warrants (the "Existing Warrants") to purchase shares of Common Stock of the Company. Pursuant to the Inducement Agreement, the Holders agreed to exercise for cash on April 29, 2025 the Existing Warrants to purchase an aggregate of 5,626,685 shares of Common Stock at a reduced exercise price of $0.86 per share, which was the Minimum Price, as defined in the rules of the Nasdaq Capital Market, as of the close of trading on April 28, 2025. In consideration of the Holders' agreement to exercise the Existing Warrants in accordance with the Inducement Agreement, the Company agreed to issue new warrants (the "Inducement Warrants") to purchase up to 11,253,370 shares of Common Stock, which is equal to 200% of the number of shares of Common Stock issued upon exercise of the Existing Warrants (the "Inducement Warrant Shares"), for consideration of $0.125 per

Inducement Warrant. The Company received aggregate gross proceeds of approximately $6.2 million from the exercise of the Existing Warrants and the sale of the Inducement Warrants, before deducting offering fees and other expenses payable by the Company.

On August 19, 2025, the Company entered into an underwriting agreement (the "Underwriting Agreement") with Leerink Partners LLC ("Leerink"), relating to the offering, issuance and sale of pre-funded warrants (the "2025 Pre-Funded Warrants") to purchase an aggregate of 71,540,000 shares of Common Stock and accompanying Series G warrants (the "Series G Warrants") to purchase (i) an aggregate of up to 35,770,000 shares of Common Stock (or, for those investors who so choose, pre-funded warrants to purchase up to 35,770,000 shares of Common Stock in lieu thereof) and (ii) Series H warrants (the "Series H Warrants") to purchase an aggregate of up to 35,770,000 shares of Common Stock (or, for those investors who so choose, pre-funded warrants to purchase up to 35,770,000 shares of Common Stock in lieu thereof) (the "2025 Offering"). The combined public offering price per 2025 Pre-Funded Warrant and accompanying Series G Warrant is $0.699.

The Company received gross proceeds of approximately $50 million, before deducting underwriting discounts and commissions and offering expenses payable by the Company of approximately $3.5 million. The Company has the potential to receive additional proceeds if the Series G Warrants and Series H Warrants are exercised in full for cash.

Based on management's plans described above, the Company's cash and cash equivalents are anticipated to be sufficient to support operations for at least 12 months from the date of the filing of this Annual Report. Accordingly, the Company concluded it has alleviated substantial doubt about the Company's ability to continue as a going concern.

Reverse Stock Split

Following the 2023 Annual Meeting, the Company's Board approved a reverse stock split at a ratio of one-for-20 (1:20). Following such approval, on November 28, 2023, the Company filed an Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the 2024 Reverse Stock Split.

3.   Discontinued Operations

On November 3, 2022, the Company announced it was seeking to divest its contract development and manufacturing organization (iBio CDMO) in order to complete its transformation into an antibody discovery and development company. In conjunction with the divestment, the Company reduced its workforce and sold at public auction equipment and other tangible personal property located at the 130,000 square foot cGMP facility located in Bryan, Texas (the "Facility").

On May 17, 2024, iBio CDMO entered into a purchase and sale agreement (the "2024 Purchase and Sale Agreement") with The Board of Regents of the Texas A&M University System ("The Board of Regents") pursuant to which iBio CDMO agreed to terminate the Ground Lease Agreement (the "Ground Lease Agreement) with The Board of Regents, dated March 8, 2010, as amended by an Estoppel Certificate and Amendment to Ground Lease Agreement, dated as of December 22, 2015 (together with the Ground Lease Agreement, the "Ground Lease"), related to 21.401 acres in Brazos County, Texas (the "Land") and completed the sale to The Board of Regents of: (i) the buildings, parking areas, improvements, and fixtures situated on the Land (the "Improvements"); (ii) all iBio CDMO's right, title, and interest in and to furniture, personal property, machinery, apparatus, and equipment owned and currently used in the operation, repair and maintenance of the Land and Improvements and situated thereon (collectively, the "Personal Property"); (iii) all iBio CDMO's rights under the contracts and agreements relating to the operation or maintenance of the Land, Improvements or Personal Property which extend beyond the closing date (the "Contracts"); and (iv) all iBio CDMO's rights in intangible assets of any nature relating to any or all of the Land, the Improvements and the Personal Property (the "Intangibles"; and together with the Ground Lease, Improvements and Personal Property, collectively, the "Property"). The sale price was $8,500,000.

In connection with the purchase of the Facility, iBio CDMO entered into a Credit Agreement, dated November 1, 2021 (the "Credit Agreement"), with Woodforest National Bank ("Woodforest") pursuant to which Woodforest had provided iBio CDMO a $22,375,000 secured term loan (the "Term Loan") to purchase the Facility, which Term Loan was evidenced by a Term Note (the "Term Note"). On May 17, 2024, iBio CDMO, the Company and Woodforest entered into a Settlement Agreement and Mutual Release (the "Settlement Agreement") which provided that iBio CDMO would pay to

Woodforest the proceeds of the sale of the Property under the 2024 Purchase and Sale Agreement when received, determine in consultation with Woodforest the remaining balance due under the Credit Agreement (the "Indebtedness Deficiency Amount") and thereafter the Company issued to Woodforest a pre-funded warrant to purchase 1,560,570 shares of Common Stock ("Pre-Funded Warrant"). (See Note 13 – Debt for additional information.)

On May 31, 2024, in accordance with the terms of the Settlement Agreement in consideration of the payment in full of all Obligations (as such term is defined under the Credit Agreement) (a) iBio CDMO paid to Woodforest (i) $8,500,000, which it received from the sale of the Property under the 2024 Purchase and Sale Agreement, and (ii) approximately $915,000 from restricted cash which had previously been held by Woodforest, and (b) the Company issued a Pre-Funded Warrant to purchase 1,560,570 shares of its Common Stock to Woodforest. On January 13, 2025, the Pre-Funded Warrant was subsequently assigned by Woodforest to Lynx1 Master Fund LP. The Pre-Funded Warrant expires upon full exercise thereof and is exercisable at a nominal exercise price equal to $0.0001 per share.

Pursuant to the Settlement Agreement, the Credit Agreement, the Guaranty dated November 1, 2021 and the other Loan Documents (each as defined in the Credit Agreement) were terminated and Woodforest released the Company and iBio CDMO from any and all claims, debts, liabilities or causes of action it may have against them prior to May 31, 2024, and the Company and iBio CDMO released Woodforest and its related parties from any and all claims, debts, liabilities or causes of action it may have against them prior to May 31, 2024.

During the fiscal year ended June 30, 2024, the Company recorded an additional fixed asset impairment charge of $3.1 million, a loss on the sale of the Facility of approximately $4.8 million and a gain on the extinguishment of debt of approximately $0.8 million in discontinued operations. (See Note 13 – Debt for additional information.)

The results of iBio CDMO's operations ceased in the fiscal year ended June 30, 2024 and were reported as discontinued operations for the year ended June 30, 2024. No assets or liabilities associated with the discontinued operations of the CDMO remained on the balance sheet as of June 30, 2024. The Company had chosen not to segregate the cash flows of iBio CDMO in the consolidated statement of cash flow for the year ended June 30, 2024 and accordingly, supplemental disclosures related to discontinued operations for the statements of cash flows have been provided below. Unless noted otherwise, discussion in the Notes to the Consolidated Financial Statements refers to the Company's continuing operations.

The following table presents a reconciliation of the major financial lines constituting the results of operations for discontinued operations to the loss from discontinued operations presented separately in the consolidated statements of operations (in thousands):

	Year Ended June 30, 2024
Operating expenses:	
General and administrative	1,207
Fixed asset impairments	3,100
Loss (gain) on sale of fixed assets	4,816
Inventory reserve	—
Total operating expenses	9,123
Other income (expenses):	
Interest expense - term note payable	(1,149)
Gain on extinguishment of debt	808
Total other expenses	(341)
Loss from discontinued operations	$ (9,464)

The following table presents the supplemental disclosures related to discontinued operations for the cash flows (in thousands):

	Year Ended June 30, 2024
Fixed asset impairments	$ 3,100
Loss on sale of fixed assets	4,817
Gain on extinguishment of debt	(808)
Payment of term note payable	(1,513)
Sales proceeds of fixed assets	50
Supplemental cash flow information:	
Cash paid during the period for interest	577

4. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates include liquidity assertions, the valuation of intellectual property and fixed assets held for sale, the incremental borrowing rate utilized in the finance and operating lease calculations, legal and contractual contingencies, the valuation of the pre-funded warrants issued to related to the extinguishment of the Term Loan, and share-based compensation. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ from these estimates.

Accounts Receivable

Accounts receivable are reported at their outstanding unpaid principal balances net of allowances for uncollectible accounts. The Company provides for allowances for uncollectible receivables based on its estimate of uncollectible amounts considering age, collection history, and any other factors considered appropriate. Management's policy is to write off accounts receivable against the allowance for credit losses when a balance is determined to be uncollectible. At June 30, 2025 and 2024, the Company had no accounts receivable and therefore no allowance for credit losses was needed. The Company had no accounts receivable at June 30, 2023.

Subscription Receivable

The Company accounts for any subscription receivable as a current asset. Subscription receivables represent funds related to the sale of Common Stock in which the funds have not yet been delivered to the Company. The funds are generally held in escrow on behalf of the Company and are delivered within a few days.

Revenue Recognition

The Company accounts for its revenue recognition under Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. A contract with a customer exists only when: (i) the parties to the contract have approved it and are committed to perform their respective obligations, (ii) the Company can identify each party's rights regarding the distinct goods or services to be transferred ("performance obligations"), (iii) the Company can determine the transaction price for the goods or services to be transferred, (iv) the contract has commercial substance and (v) it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. The Company recognizes revenue when it satisfies its performance obligations by transferring control of a promised good or service to the customer. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts.

The Company analyzes its contracts to determine whether the elements can be separately identifiable and accounted for individually or as a bundle of goods or services. Allocation of revenue to individual elements that qualify for performance obligations is based on the separate selling prices determined for each component, and total contract consideration is then allocated pro rata across the components of the arrangement. If separate selling prices are not available, the Company will use its best estimate of such selling prices, consistent with the overall pricing strategy and after consideration of relevant market factors. If a loss on a contract is anticipated, such loss is recognized in its entirety when the loss becomes evident. When the current estimates of the amount of consideration that is expected to be received in exchange for transferring promised goods or services to the customer indicates a loss will be incurred, a provision for the entire loss on the contract is made. At June 30, 2025 and 2024, the Company had no credit loss provisions.

The Company generates contract revenue under the following types of contracts:

Fixed-Fee

Under a fixed-fee contract, the Company charges a fixed agreed upon amount for a deliverable. Fixed-fee contracts have fixed deliverables upon completion of the project. Typically, the Company recognizes revenue for fixed-fee contracts after projects are completed, delivery is made and title transfers to the customer, and collection is reasonably assured.

Revenue can be recognized either 1) over time or 2) at a point in time.

Collaborations/Partnerships

The Company may enter into research and discovery collaborations with third parties that involve a joint operating activity, typically a research and/or development effort, where both parties are active participants in the activity and are exposed to the significant risks and rewards of the activity. The Company's rights and obligations under its collaboration agreements vary and typically include milestone payments, contingent upon the occurrence of certain future events linked to the success of the asset in development, as well as expense reimbursements from or payments to the collaboration partner.

The Company considers the nature and contractual terms of agreements and assesses whether an agreement involves a joint operating activity pursuant to which the Company is an active participant and is exposed to significant risks and rewards dependent on the commercial success of the activity as described under ASC 808, *Collaborative Arrangements* ("ASC 808"). For arrangements determined to be within the scope of ASC 808 where a collaborative partner is not a customer for certain research and development activities, the Company accounts for payments received for the reimbursement of research and development costs as a contra-expense in the period such expenses are incurred. If payments from the collaborative partner to the Company represent consideration from a customer in exchange for distinct goods and services provided, then the Company accounts for those payments within the scope of ASC 606, *Revenue from Contracts with Customers* ("ASC 606").

Collaborative revenues generated typically include payment to the Company related to one or more of the following: non-refundable upfront license fees, development and commercial milestones, and partial or complete reimbursement of research and development costs.

For the year ended June 30, 2025, revenue in the amount of $400,000 was recognized for services provided to a collaborative partner. For the year ended June 30, 2024, revenue in the amount of $225,000 was recognized from research activities performed and a non-refundable upfront license fee for which performance obligations were satisfied.

Contract Assets

A contract asset is an entity's right to payment for goods and services already transferred to a customer if that right to payment is conditional on something other than the passage of time. Generally, an entity will recognize a contract asset when it has fulfilled a contract obligation but must perform other obligations before being entitled to payment.

Contract assets consist primarily of the cost of project contract work performed by third parties whereby the Company expects to recognize any related revenue at a later date, upon satisfaction of the contract obligations. At both June 30, 2025 and 2024, contract assets were $0.

Contract Liabilities

A contract liability is an entity's obligation to transfer goods or services to a customer at the earlier of (1) when the customer prepays consideration or (2) the time that the customer's consideration is due for goods and services the entity will yet provide. Generally, an entity will recognize a contract liability when it receives a prepayment.

Contract liabilities consist primarily of consideration received, usually in the form of payment, on project work to be performed whereby the Company expects to recognize any related revenue at a later date, upon satisfaction of the contract obligations. At June 30, 2025 and 2024 and 2023, contract liabilities were $1,200,000, $200,000 and $0, respectively. The Company recognized revenue of $200,000 in 2025 that was included in the contract liabilities balance as of June 30, 2024.

Leases

The Company accounts for leases under the guidance of ASC 842, *Leases*. The standard established a right-of-use ("ROU") model requiring a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months and classified as either an operating or finance lease. The adoption of ASC 842 had a significant effect on the Company's balance sheet, resulting in an increase in noncurrent assets and both current and noncurrent liabilities.

In accordance with ASC 842, at the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present and the classification of the lease including whether the contract involves the use of a distinct identified asset, whether the Company obtains the right to substantially all the economic benefit from the use of the asset, and whether the Company has the right to direct the use of the asset. Leases with a term greater than one year are recognized on the balance sheet as ROU assets, lease liabilities and, if applicable, long-term lease liabilities. The Company has elected not to recognize on the balance sheet leases with terms of one year or less under practical expedient in paragraph ASC 842-20-25-2. For contracts with lease and non-lease components, the Company has elected not to allocate the contract consideration and to account for the lease and non-lease components as a single lease component.

The lease liability and the corresponding ROU assets are recorded based on the present value of lease payments over the expected remaining lease term. The implicit rate within the Company's existing finance (capital) lease was determinable and, therefore, used at the adoption date of ASC 842 to determine the present value of lease payments under the finance lease. The implicit rate within the Company's operating lease was not determinable and, therefore, the Company used the incremental borrowing rate at the lease commencement date to determine the present value of lease payments. The determination of the Company's incremental borrowing rate requires judgement. The Company will determine the incremental borrowing rate for each new lease using its estimated borrowing rate.

An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain the Company will exercise that option. An option to terminate is considered unless it is reasonably certain the Company will not exercise the option.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at June 30, 2025 and 2024 consisted of money market accounts. Restricted cash at June 30, 2025 consists of a letter of credit obtained related to the San Diego operating lease (see Note 15 – Operating Lease Obligations) and a Company purchasing card. The Company's bank requires an additional 5% collateral held above the actual letters of credit issued for the San Diego lease and Company purchasing card. Restricted cash was $210,000 and $215,000 June 30, 2025 and 2024, respectively.

The following table summarizes the components of total cash, cash equivalents and restricted cash in the consolidated statements of cash flows (in thousands):

	June 30, 2025	June 30, 2024
Cash and equivalents	$ 8,582	$ 14,210
Collateral held for letter of credit - San Diego lease	203	198
Collateral held for Company purchasing card	7	17
Total cash, cash equivalents and restricted cash	$ 8,792	$ 14,425

Research and Development

The Company accounts for research and development costs in accordance with the Financial Accounting Standards Board ("FASB") ASC 730-10, "*Research and Development*" ("ASC 730-10"). Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved. Research and development expenses were reported in continuing operations for the years ended June 30, 2025 and June 30, 2024. No research and development expenses were reported in discontinued operations for the year ended June 30, 2024.

Right-of-Use Assets

Assets held under the terms of finance (capital) leases are amortized on a straight-line basis over the terms of the leases or the economic lives of the assets. Obligations for future lease payments under finance (capital) leases are shown within liabilities and are analyzed between amounts falling due within and after one year. See Note 8 - Finance Lease ROU Assets and Note 14 - Finance Lease Obligations for additional information.

Fixed Assets

Fixed assets are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to 10 years.

The Company monitors fixed assets for impairment indicators throughout the year. When necessary, charges for impairments of long-lived assets are recorded for the amount by which the fair value is less than the carrying value of these assets. Changes in the Company's business strategy or adverse changes in market conditions could impact impairment analyses and require the recognition of an impairment charge. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ from these estimates.

See Note 10 – Fixed Assets for additional information.

Intangible Assets

Identifiable intangible assets are comprised of definite life intangible assets and indefinite life intangible assets.

The Company accounts for definite life intangible assets at either their historical cost or allocated purchase price at asset acquisition and records amortization utilizing the straight-line method based upon their estimated useful lives. Intellectual property is amortized over 20 years. The Company reviews the carrying value of its definite life intangible assets for impairment whenever events or changes in business circumstances indicate the carrying amount of such assets may not be fully recoverable. The carrying value is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount exceeds it fair value.

For indefinite life intangible assets, the Company performs an impairment test annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company determines the fair value of the asset annually or when triggering events are present, based on discounted cash flows and records an impairment loss if book value exceeds fair value.

Evaluating for impairment requires judgment, including the estimation of future cash flows, future growth rates and profitability and the expected life over which cash flows will occur. Changes in the Company's business strategy or adverse changes in market conditions could impact impairment analyses and require the recognition of an impairment charge. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ from these estimates.

See Note 11 – Intangible Assets for additional information.

Share-based Compensation

The Company recognizes the cost of all share-based payment transactions at fair value. Compensation cost, measured by the fair value of the equity instruments issued, adjusted for estimated forfeitures, is recognized in the financial statements as the respective awards are earned over the performance period. The Company uses historical data to estimate forfeiture rates.

The impact that share-based payment awards will have on the Company's results of operations is a function of the number of shares awarded, the trading price of the Company's stock at the date of grant or modification, the vesting schedule and forfeitures. Furthermore, the application of the Black-Scholes option pricing model employs weighted-average assumptions for expected volatility of the Company's stock, expected term until exercise of the options, the risk-free interest rate, and dividends, if any, to determine fair value.

Expected volatility is based on historical volatility of the Common Stock; the expected term until exercise represents the weighted-average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and the Company's historical exercise patterns; and the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The Company has not paid any dividends since its inception and does not anticipate paying any dividends for the foreseeable future, so the dividend yield is assumed to be zero. In addition, the Company estimates forfeitures at each reporting period rather than electing to record the impact of such forfeitures as they occur. See Note 18 – Share-Based Compensation for additional information.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized. The effect of a change in tax rates or laws on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date of the rate change. A valuation allowance is established to reduce the deferred tax assets to the amounts that are more likely than not to be realized from operations.

Tax benefits of uncertain tax positions are recognized only if it is more likely than not that the Company will be able to sustain a position taken on an income tax return. The Company has no liability for uncertain tax positions as of June 30, 2025 and 2024. Interest and penalties, if any, related to unrecognized tax benefits would be recognized as income tax expense. The Company does not have any accrued interest or penalties associated with unrecognized tax benefits, nor was any significant interest expense recognized during the years ended June 30, 2025 and 2024.

Concentrations of Credit Risk

Cash

The Company maintains principally all cash balances in two financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on these accounts. At June 30, 2025 and 2024, amounts in excess of insured limits were approximately $2,177,000 and $664,000, respectively.

Revenue

During the fiscal year ended June 30, 2025, the Company reported revenue of $400,000 in continuing operations from one research collaborator. During the fiscal year ended June 30, 2024, the Company reported revenue of $225,000 in continuing operations from two research collaborators.

Segment Reporting

The Company operates as one reportable segment, which is that of a preclinical stage biotechnology company leveraging AI and ML for the development of hard-to-drug precision antibodies. In accordance with Accounting Standards Codification ("ASC") 280, *Segment Reporting* ("Segment Reporting"), the Company's chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under Segment Reporting due to their similar customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment, all financial information required by Segment Reporting can be found in the accompanying consolidated financial statements.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"), which requires an entity to assess impairment of its financial instruments based on its estimate of expected credit losses. As the Company is a smaller reporting company, the provisions of ASU 2016-13 and the related amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 (quarter ending September 30, 2023, for the Company). Entities are required to apply these changes through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The adoption of ASU 2016-13 did not impact the Company's consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): "Improvements to Reportable Segment Disclosures" ("ASU 2023-07") to update reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This update is effective beginning with the Company's 2025 fiscal year annual reporting period, with early adoption permitted. The adoption of ASU 2023-07 did not have a significant impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements

In October 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-06, "Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative" ("ASU 2023-06"). This ASU incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification ("ASC"). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of ASC Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the ASC with the SEC's regulations. The

ASU has an unusual effective date and transition requirements since it is contingent on future SEC rule setting. If the SEC fails to enact required changes by June 30, 2027, this ASU is not effective for any entities. Early adoption is not permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures" ("ASU 2023-09") to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. This ASU applies to all entities subject to income taxes. This ASU will be effective for public companies for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, "Income Statement: Reporting Comprehensive Income— Expense Disaggregation Disclosures," which requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement, as well as disclosures about selling expenses. This ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standard if currently adopted would have a material effect on the accompanying consolidated financial statements.

5. **Financial Instruments and Fair Value Measurement**

The carrying values of cash and cash equivalents, restricted cash, subscription receivable, accounts receivable, and accounts payable in the Company's consolidated balance sheets approximated their fair values as of June 30, 2025 and 2024 due to their short-term nature. The carrying value of the promissory note receivable, term promissory note, equipment financing payable, insurance financing payable and finance lease obligations approximated fair value as of June 30, 2025 and 2024 as the interest rates related to the financial instruments approximated market.

The following provides a description of the three levels of inputs that may be used to measure fair value under the standard, the types of plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Quoted prices for similar assets and liabilities in active markets or inputs that are observable.

- Level 3 – Inputs that are unobservable (for example, cash flow modeling inputs based on assumptions).

6. Significant Transactions

AstralBio Exclusive License Agreements

<u>Activin E License Agreement</u>

On April 21, 2025, the Company entered into an exclusive agreement related to Activin E (the "Activin E License Agreement") with AstralBio, Inc. ("AstralBio"), pursuant to which AstralBio has licensed to the Company, on an worldwide exclusive basis and with the right to grant sublicenses, under the AstralBio Licensed Patents (as defined in the Activin E License Agreement) and AstralBio Licensed Know-How (as defined in the Activin E License Agreement) to develop, manufacture and commercialize and otherwise exploit any product directed to Activin E that contains the licensed antibody targeting Activin E for research, diagnosis, treatment, prevention, or management of any disease or medical condition (the "Activin E Licensed Product").

The Company will be solely responsible for all decisions related to the launch, sales and marketing and promotion of the Activin E Licensed Products in its discretion, subject to the terms of the Activin E License Agreement, and for all costs for all activities related to, the development, manufacture and commercialization of the Activin E Licensed Product worldwide. In consideration for the rights and licenses granted by AstralBio to the Company in the Activin E License Agreement, the Company has agreed to pay AstralBio (i) an upfront license fee in the amount of $750,000 within thirty days after the effective date of the Activin E License Agreement, which the Company paid by using a one-time credit equal to $750,000 (the "Credit"), which is included in contract liabilities on the June 30, 2025 consolidated balance sheet, provided by AstralBio pursuant to a collaboration the Company entered into with AstralBio in March 2024 in exchange for the Company identifying and creating an antibody against an undisclosed exclusive target for AstralBio, and (ii) upon the occurrence of specified developmental and commercial milestones, milestone payments of up to a total of $28 million, which can be paid by cash or, provided the Company remains listed on the Nasdaq Capital Market ("Nasdaq") or another national stock exchange at the time of the payment, the Company issuing shares of its Common Stock, subject to approval of the issuance of any such shares by Nasdaq, and provided, however, in no event shall the Company issue to AstralBio pursuant to the Activin E License Agreement resulting in AstralBio owning more than 19.9% of the total number of shares of Common Stock of the Company as of the date of entering into the Activin E License Agreement. In the event the Company sublicenses the Activin E Licensed Product or a product that includes the Activin E Licensed Product, the Company will pay AstralBio a sublicense fee, which fee is a range of a low to mid-single-digit percentage based on the proceeds of the sublicense fees to a third party.

The Activin E License Agreement will remain in effect at all times and thereafter, unless and until terminated earlier pursuant to the Activin E License Agreement. The Activin E License Agreement can be terminated (i) by the Company for any reason or no reason upon 45 days' written notice to AstralBio (ii) by either party upon written notice to the other party if the other party materially breaches the Myostatin License Agreement and such breach is not cured to the reasonable satisfaction of the non-breaching party within 90 days of receipt of such written notice (iii) by either party upon certain bankruptcy or insolvency events and (iv) by AstralBio if the Company or any sublicensee challenges the patentability, enforceability or validity of any claim related to any AstralBio Licensed Patent or the secret and substantial nature of any AstralBio Licensed Know-How, subject to certain exceptions as set forth in the Activin E License Agreement.

The Activin E Licensed Product was identified by AstralBio using the Company's proprietary technology stack and was designed for subcutaneous administration with the potential for an extended half-life.

The Company recorded an indefinite-lived intangible asset for the exclusive license in the amount of $750,000. Pursuant to the Activin E License Agreement with AstralBio, the fixed upfront fee of $750,000 for the exclusive license was settled by using the Credit provided by AstralBio.

Myostatin License Agreement

On December 31, 2024, the Company entered into an exclusive agreement related to myostatin (the "Myostatin License Agreement") with AstralBio, Inc. ("AstralBio"), pursuant to which AstralBio has licensed to the Company, on an worldwide exclusive basis and with the right to grant sublicenses, under the AstralBio Licensed Patents (as defined in the Myostatin License Agreement) and AstralBio Licensed Know-How (as defined in the Myostatin License Agreement) to develop, manufacture and commercialize and otherwise exploit any product directed to GDF8 (myostatin) that contains the licensed antibody targeting myostatin, now named IBIO-600, for research, diagnosis, treatment, prevention, or management of any disease or medical condition (the "Myostatin Licensed Product").

The Company will be solely responsible for all decisions related to the launch, sales and marketing and promotion of the Myostatin Licensed Products in its discretion, subject to the terms of the Myostatin License Agreement, and for all costs for all activities related to, the development, manufacture and commercialization of the Myostatin Licensed Product worldwide. In consideration for the rights and licenses granted by AstralBio to the Company in the Myostatin License Agreement, the Company has agreed to pay AstralBio (i) an upfront license fee in the amount of $750,000 within thirty days after the effective date of the Myostatin License Agreement, which the Company paid by issuing AstralBio 246,087 shares of its Common Stock on January 28, 2025 and (ii) upon the occurrence of specified developmental and commercial milestones, milestone payments of up to a total of $28 million, which can be paid by cash or, provided the Company remains listed on the NYSE American or another national stock exchange at the time of the payment, the Company issuing shares of its Common Stock, subject to approval of the issuance of any such shares by NYSE American or another national stock exchange at the time of the payment, and provided, however, in no event shall the Company issue to AstralBio pursuant to the Myostatin License Agreement resulting in AstralBio owning more than 19.9% of the total number of shares of Common Stock of the Company as of the date of entering into the Myostatin License Agreement. In the event the Company sublicenses the Myostatin Licensed Product or a product that includes the Myostatin Licensed Product, the Company will pay AstralBio a sublicense fee, which fee is a range of a low to mid-single-digit percentage based on the proceeds of the sublicense fees to a third party.

The Myostatin License Agreement will remain in effect at all times and thereafter, unless and until terminated earlier pursuant to the Myostatin License Agreement. The Myostatin License Agreement can be terminated (i) by the Company for any reason or no reason upon 45 days' written notice to AstralBio (ii) by either party upon written notice to the other party if the other party materially breaches the Myostatin License Agreement and such breach is not cured to the reasonable satisfaction of the non-breaching party within 90 days of receipt of such written notice (iii) by either party upon certain bankruptcy or insolvency events and (iv) by AstralBio if the Company or any sublicensee challenges the patentability, enforceability or validity of any claim related to any AstralBio Licensed Patent or the secret and substantial nature of any AstralBio Licensed Know-How, subject to certain exceptions as set forth in the Myostatin License Agreement.

The Myostatin Licensed Product, IBIO-600, was identified by AstralBio using the Company's proprietary technology stack and was designed for subcutaneous administration with the potential for an extended half-life. In parallel, the Company initiated a bispecific antibody program targeting myostatin/activin A to treat obesity and cardiometabolic disorders, leveraging its proprietary technology stack as well as the technology of IBIO-600.

The Company recorded an indefinite-lived intangible asset for the exclusive license in the amount of $750,000. Pursuant to the Myostatin License Agreement with AstralBio, the fixed upfront fee of $750,000 for the exclusive license was settled for 246,087 shares of the Company's Common Stock based on the volume weighted average price of the Company's Common Stock as reported by Bloomberg, LP over the five day period ending at 4:00 PM on the day prior to issuance, January 28, 2025. See Note 16 – Stockholders' Equity for additional information.

iBio continues to assess its options rights to license the remaining two assets under the AstralBio collaboration to add additional obesity and cardiometabolic programs into its pre-clinical pipeline.

Otsuka

On February 25, 2024, the Company entered into an asset purchase agreement (the "PD-1 Purchase Agreement") with Otsuka Pharmaceutical Co., Ltd. ("Otsuka") pursuant to which the Company sold and assigned to Otsuka, and Otsuka purchased and assumed, all intellectual property rights directly related to the Company's PD-1 Assets (as defined in the PD-1 Purchase Agreement) developed or held for development. The Company received an upfront payment of $1.0 million in cash at closing which is reported as a gain in the fiscal year ended June 30, 2024. The Company will also be eligible to receive additional contingent cash payments totaling up to $52.5 million upon the achievement of certain pre-specified clinical development and commercial milestones. The Company will recognize the potential milestone payments at the earlier of when the contingent consideration is realized or is realizable.

Affiliates of Eastern Capital Limited

On November 1, 2021, the Company and its subsidiary, iBio CDMO LLC ("iBio CDMO", and collectively with the Company, the "Purchaser") entered into a series of agreements (the "Transaction") with College Station Investors LLC ("College Station"), and Bryan Capital Investors LLC ("Bryan Capital" and, collectively with College Station, "Seller"), each affiliates of Eastern Capital Limited ("Eastern," a former significant stockholder of the Company) whereby in exchange for a certain cash payment and a warrant the Company:

(i)   acquired both the Facility where iBio CDMO at that time conducted business and also the rights as the tenant in the Facility's ground lease;

(ii)   acquired all of the equity owned by one of the affiliates of Eastern in the Company and iBio CDMO; and

(iii) otherwise terminated all agreements between the Company and the affiliates of Eastern.

The Facility is a life sciences building located on land owned by the Board of Regents of the Texas A&M University System ("Texas A&M") and is designed and equipped for the manufacture of plant-made biopharmaceuticals. iBio CDMO had held a sublease for the Facility through 2050, subject to extension until 2060 (the "Sublease") until the consummation of the sale of the Facility.

The Purchase and Sale Agreement

On November 1, 2021, the Purchaser entered into a purchase and sale agreement (the "PSA") with the Seller pursuant to which: (i) the Seller sold to Purchaser all of its rights, title and interest as the tenant in the Ground Lease Agreement (the "Ground Lease Agreement") that it entered into with Texas A&M (the "Landlord'') related to the land at which the Facility is located together with all improvements pertaining thereto (the "Ground Lease Property"), which previously had been the subject of the Sublease; (ii) the Seller sold to Purchaser all of its rights, title and interest to any tangible personal property owned by Seller and located on the Ground Lease Property including the Facility; (iii) the Seller sold to Purchaser all of its rights, title and interest to all licensed, permits and authorization for use of the Ground Lease Property; and (iv) College Station and iBio CDMO terminated the Sublease. The total purchase price for the Ground Lease Property, the termination of the Sublease and other agreements among the parties, and the equity described below is $28,750,000, which was paid $28,000,000 in cash and by the issuance to Seller of warrants (the "Warrant") described below. As part of the transaction, iBio CDMO became the tenant under the Ground Lease Agreement for the Ground Lease Property until 2060 upon exercise of available extensions. The base rent payable under the Ground Lease Agreement, which was $151,450 for the prior year, is 6.5% of the Fair Market Value (as defined in the Ground Lease Agreement) of the land. The Ground Lease Agreement includes various covenants, indemnities, defaults, termination rights, and other provisions customary for lease transactions of this nature.

As discussed above, iBio CDMO was accounted for as a discontinued operation. In fiscal year 2024, the assets acquired were sold and the asset lease was terminated. The results of iBio CDMO's operations ceased in the fiscal year ended June 30, 2024 and were reported as discontinued operations for the year ended June 30, 2024. No assets or liabilities associated with the discontinued operations of iBio CDMO remained on the balance sheet as of June 30, 2024.

The Credit Agreement

In connection with the PSA, iBio CDMO entered into a Credit Agreement, dated November 1, 2021, with Woodforest pursuant to which Woodforest provided iBio CDMO a $22,375,000 secured term loan to purchase the Facility, which

Term Loan is evidenced by a term note. The term loan was advanced in full on the closing date. See Note 13 – Debt for further information of the Term Loan.

The Warrant

As part of the consideration for the purchase and sale of the rights set forth above, the Company issued to Bryan Capital a Warrant to purchase 2,579 shares of the Common Stock at an exercise price of $665 per share. The Warrant expires on October 10, 2026, is exercisable immediately, provides for a cashless exercise at any time and automatic cashless exercise on the expiration date if on such date the exercise price of the Warrant exceeds its fair market value as determined in accordance with the terms of the Warrant and adjustments in the case of stock dividends and stock splits. Of the total shares that can be exercised under the Warrant, 579 of such shares were valued at $217,255 to reflect the final payment of rent due under the Sublease. The Warrant was recorded in additional paid-in capital with the corresponding activity included in the basis of the purchase price allocation of the Ground Lease Property acquired. See Note 16 – Stockholders' Equity for additional information.

RubrYc

On August 23, 2021, the Company entered into a series of agreements with RubrYc Therapeutics, Inc. ("RubrYc") described in more detail below:

Collaboration and License Agreement

The Company entered into a collaboration and licensing agreement (the "RTX-003 License Agreement") with RubrYc to further develop RubrYc's immune-oncology antibodies in its RTX-003 campaign. The RTX-003 License Agreement was terminated when the Company acquired substantially all of the assets of RubrYc in September 2022.

Collaboration, Option and License Agreement

The Company entered into an agreement with RubrYc (the "Collaboration, Option and License Agreement") to collaborate for up to five years to discover and develop novel antibody therapeutics using RubrYc's artificial intelligence discovery platform. With the exception of any obligations that survive the termination, the Collaboration, Option and License Agreement was terminated when the Company acquired substantially all of the assets of RubrYc in September 2022.

Stock Purchase Agreement

In connection with the entry into the Collaboration, Option and License Agreement and RTX-003 License Agreement, the Company also entered into a Stock Purchase Agreement ("Stock Purchase Agreement") with RubrYc whereby the Company purchased a total of 2,864,345 shares of RubrYc's Series A-2 preferred stock ("Series A-2 Preferred") for $7,500,000.

The Company accounted for the agreements as an asset purchase and allocated the purchase price of $7,500,000 as follows:

Preferred stock	$	1,760,000
Intangible assets		4,300,000
Prepaid expenses		1,440,000
	$	7,500,000

On September 16, 2022, the Company entered an asset purchase agreement with RubrYc (the "Asset Purchase Agreement") pursuant to which it acquired substantially all of the assets of RubrYc. The Company issued 5,117 shares of the Common Stock to RubrYc with an approximate market value of $1,000,000 (the "Closing Shares"). Pursuant to the Asset Purchase Agreement, the shares were subject to an initial lockup period and the estimated fair value was calculated as $650,000. The Company also agreed to make potential additional payments of up to $5,000,000 upon the achievement of specified developmental milestones on or before the fifth anniversary of the closing date, payable in cash or shares of the Common Stock, at the Company's option. In addition, the Company had advanced RubrYc $484,000 to support their operation costs during the negotiation period and incurred transaction costs totaling $208,000, which were also capitalized as part of the assets acquired. The assets acquired include the patented AI Drug Discovery Platform, all rights with no future milestone payments or royalty obligations, to IBIO-101, in addition to CCR8, EGFRvIII, MUC16, CD3 and one additional immuno-oncology candidate plus a PD-1 agonist. The Asset Purchase Agreement contained representations, warranties and covenants of RubrYc and the Company. The acquisition closed on September 19, 2022 after receipt of approval of the NYSE American.

Subsequent to the Company acquiring substantially all of the assets of RubrYc in September 2022, RubrYc ceased its operations and dismissed bankruptcy proceedings in June 2023. The Company recorded an impairment of the investment in the amount of $1,760,000 during the year ended June 30, 2022 which was recorded in the consolidated statement of operations and comprehensive loss under general and administrative expense. The Company also recorded an impairment of current and non-current prepaid expense of $288,000 and $864,000, respectively, during the year ended June 30, 2022. The amount was recorded in the consolidated statement of operations and comprehensive loss under research and development expense.

The Company accounted for the agreements as an asset purchase and allocated the purchase price of approximately $1,342,000 as follows:

Intangible assets	$	1,228,000
Fixed assets		114,000
	$	1,342,000

In addition, the Company assumed three equipment leases that were accounted for as finance leases totaling approximately $814,000. See Note 8 – Finance Lease ROU Assets and Note 14 – Finance Lease Obligations.

Former CEO Departure

Effective December 1, 2022, the Company and Mr. Thomas F. Isett, the former Chief Executive Officer (the "CEO) and former Chairman of the Board of Directors (the "Board"), agreed for Mr. Isett to resign as a member of the Board and relinquish his duties, rights and obligations as the CEO of the Company.

Separation Agreement and General Release

In connection with Mr. Isett's resignation, the Company entered into a separation agreement and general release with Mr. Isett effective December 1, 2022 (the "Agreement"). Pursuant to the Agreement, Mr. Isett resigned as CEO of the Company effective December 1, 2022, and remained an employee of the Company until termination of his employment on December 31, 2022. Pursuant to the Agreement, Mr. Isett will receive the severance benefits set forth in his employment agreement, including (i) an amount equal to his current base salary in equal bi-monthly installments for 24 months; (ii) an amount equal to a pro rata share of his target bonus for the fiscal year 2023; and (iii) an amount equal to the target bonus in equal bi-monthly installments for the 24 month severance period. The Agreement included a general release of claims by Mr. Isett. The Company accrued approximately $2.13 million to general and administrative expenses in the second quarter of fiscal year 2023. Approximately $0.5 million was recorded in accrued expenses at June 30, 2024. All obligations under the Agreement were satisfied as of December 31, 2024, and as such, no related accrual remains at June 30, 2025.

7. Promissory Note Receivable

On June 19, 2023, the Company issued a promissory note (the "Note") with Safi Biotherapeutics, Inc. ("Safi") in the principal amount of $1,500,000, which was issued in exchange for the convertible promissory note (the "Convertible Note") issued by the Company to Safi on October 1, 2020. The Note has a maturity date of two (2) years from the date of issuance and can be extended by the mutual consent of the Company and Safi for two (2) additional one (1) year terms upon the payment of all accrued interest accrued through the date of such extension. In addition, the outstanding balance under the Note, or portions thereof, is due within a specified number of days after the receipt by Safi in a closing of specified financing milestones as more detailed in the Note. The Note will bear interest at the rate of 5% per annum and will increase to 7% for the first one (1) year extension and 9% for the second one (1) year extension. Upon the issuance of the Note, the Convertible Note, which bore interest at the rate of 5% per annum and had a maturity date of October 1, 2023, was voided.

On August 29, 2024, the Company received a payment from Safi of approximately $713,000 for all interest owed and approximately $419,000 for a partial payment on the outstanding principal on the Note.

On June 17, 2025, the Company and Safi agreed to extend the maturity date of the Note to June 19, 2026. Safi paid the Company approximately $45,000 for all accrued interest through the date of the extension in accordance with the terms of the Note. The maturity date of the Note may be further extended through June 19, 2027, and as a result has been classified as a non-current asset.

For the fiscal years ended June 30, 2025 and 2024, interest income amounted to approximately $62,000 and $88,000, respectively. At June 30, 2025, the Note balance and accrued interest, which have been classified as long term, totaled approximately $1,098,000. At June 30, 2024, $713,000 of the Note balance was reported in current assets with the remaining $1,081,000 reported in noncurrent assets.

8. Finance Lease ROU Assets

The Company assumed three equipment leases as part of the RubrYc asset acquisition (see Note 6 – Significant Transactions).

The following table summarizes by category the gross carrying value and accumulated amortization of finance lease ROU (in thousands):

	June 30, 2025		June 30, 2024	
ROU - Equipment	$	814	$	814
Accumulated amortization		(746)		(475)
Net finance lease ROU assets	$	68	$	339

Amortization expense of finance lease ROU assets was approximately $271,000 and $271,000 for the years ended June 30, 2025 and 2024, respectively.

9. Operating Lease ROU Assets

San Diego, California

On September 10, 2021, the Company entered into a lease for approximately 11,383 square feet of space in San Diego, California. Based on the terms of the lease payments, the Company recorded an operating lease ROU asset of $3,603,000. The net carrying amount of this ROU operating lease asset was approximately $2,401,000 and $2,051,000 at June 30, 2025 and 2024, respectively.

Bryan, Texas

On November 1, 2021, iBio CDMO acquired the Facility and became the tenant under the Ground Lease Agreement upon which the Facility is located. This lease was terminated on May 31, 2024.

See Note 15 - Operating Lease Obligations for additional information.

10. Fixed Assets

The following table summarizes by category the gross carrying value and accumulated depreciation of fixed assets (in thousands):

		June 30, 2025		June 30, 2024
Building and improvements	$	695	$	695
Machinery and equipment		3,545		3,545
Office equipment and software		418		403
		4,658		4,643
Accumulated depreciation		(1,495)		(1,011)
Net fixed assets	$	3,163	$	3,632

Depreciation expense was approximately $484,000 and $638,000 for the years ended June 30, 2025 and 2024, respectively.

11. Intangible Assets

On August 23, 2021, the Company entered into a series of agreements with RubrYc described in more detail above (see Note 6 – Significant Transactions) whereby in exchange for a $7.5 million investment in RubrYc, the Company acquired a worldwide exclusive license to certain antibodies that RubrYc develops under what it calls its RTX-003 campaign, which are promising immuno-oncology antibodies that bind to the CD25 protein without interfering with the IL-2 signaling pathway thereby potentially depleting T regulatory (Treg) cells while enhancing T effector (Teff) cells and encouraging the immune system to attack cancer cells. The Company accounted for this license as an indefinite-lived intangible asset until the completion or abandonment of the associated research and development efforts. In addition, the Company also received preferred shares and an option for future collaboration licenses.

On September 16, 2022, the Company entered into an Asset Purchase Agreement with RubrYc described in more detail above (see Note 6 – Significant Transactions) pursuant to which it acquired substantially all of the assets of RubrYc. The assets acquired include the patented AI Drug Discovery Platform, all rights with no future milestone payments or royalty obligations to IBIO-101, in addition to CCR8, EGFRvIII, MUC16, CD3, and one additional immuno-oncology candidate.

On December 31, 2024, the Company entered into the Myostatin License Agreement with AstralBio (see Note 6 – Significant Transactions for additional information) pursuant to which AstralBio has licensed to the Company, on an worldwide exclusive basis and with the right to grant sublicenses, under the AstralBio Licensed Patents and AstralBio Licensed Know-How to Develop, Manufacture and Commercialize and otherwise exploit any product directed to GDF8 (myostatin) that contains the licensed antibody targeting myostatin for research, diagnosis, treatment, prevention, or management of any disease or medical condition. The Myostatin License Agreement will remain in effect at all times and thereafter, unless and until terminated earlier pursuant to the Myostatin License Agreement. The Company accounted for this license as an indefinite-lived intangible asset.

On April 21, 2025, the Company entered into the Activin E License Agreement with AstralBio (see Note 6 – Significant Transactions for additional information) pursuant to which AstralBio has licensed to the Company, on a worldwide exclusive basis and with the right to grant sublicenses, under the AstralBio Licensed Patents and AstralBio Licensed Know-How to Develop, Manufacture and Commercialize and otherwise exploit any product directed to Activin E that contains the licensed antibody targeting Activin E for research, diagnosis, treatment, prevention, or management of any disease or medical condition. The Activin E License Agreement will remain in effect at all times and thereafter, unless and until terminated earlier pursuant to the Activin E License Agreement. The Company accounted for this license as an indefinite-lived intangible asset.

The following table summarizes by category the gross carrying value and accumulated amortization of intangible assets (in thousands):

	June 30, 2024		Amortization		Additions		Impairments		June 30, 2025
Intellectual property – gross carrying value	$	400	$	—	$	—	$	—	$	400
Intellectual property – accumulated amortization		(35)		(20)		—		—		(55)
Total definite lived intangible assets		365	$	(20)		—	$	—		345
Intellectual property – indefinite lived		5,003				—		—		5,003
License – indefinite lived		—				1,500		—		1,500
Total net intangibles	$	5,368			$	1,500			$	6,848

Amortization expense was approximately $20,000 and $20,000 for the years ended June 30, 2025 and 2024, respectively. The weighted-average remaining life for intellectual property on June 30, 2025 was approximately 17.3 years. The estimated annual amortization expense for the next five years and thereafter is as follows (in thousands):

For the Year Ended June 30,		
2026	$	20
2027		20
2028		20
2029		20
2030		20
Thereafter		245
Total	$	345

12. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	June 30, 2025		June 30, 2024
Personnel related costs	$	876	$	1,568
Professional fees		358		308
Other accrued expenses		111		152
Total accrued expenses	$	1,345	$	2,028

13. Debt

The Credit Agreement

In connection with the PSA, iBio CDMO entered into a Credit Agreement, dated November 1, 2021, with Woodforest pursuant to which Woodforest provided iBio CDMO a $22,375,000 Term Loan to purchase the Facility, which Term Loan was evidenced by the Term Note (for a complete description of the Transaction please see Note 6 – Significant Transactions for additional information). The Term Loan was advanced in full on the closing date. The Term Loan bore interest at a rate of 3.25%, with higher interest rates upon an event of default, which interest was payable monthly beginning November 5, 2021. Principal on the Term Loan was originally payable on November 1, 2023, subject to early termination upon events of default. The Term Loan provided that it may be prepaid by iBio CDMO at any time and provided for mandatory prepayment under certain circumstances.

Throughout the term of the Term Loan, the Company and Woodforest entered into amendments which, among other things, amended the maturity date, interest rate and liquidity covenant. (Refer to the Company's June 30, 2024 Annual Report for more information.)

On May 17, 2024, iBio CDMO, the Company and Woodforest entered into the Settlement Agreement which provided that iBio CDMO pay to Woodforest the proceeds of the sale of the Property under the 2024 Purchase and Sale Agreement when received, determine in consultation with Woodforest the Indebtedness Deficiency Amount and thereafter the Company issued to Woodforest upon receipt of NYSE American LLC approval a Pre-Funded Warrant that expires upon full exercise thereof and is exercisable at a nominal exercise price equal to $0.0001 per share for 1,560,570 shares of Common Stock which equals the $4,499,124.88 Indebtedness Deficiency Amount divided by $2.883 (the greater of the book value or the market value of Common Stock at the time the Settlement Agreement was executed). Pursuant to the Settlement Agreement, upon the closing of the sale of the Property under the Purchase and Sale Agreement, Woodforest purchased the Pre-Funded Warrant in satisfaction of the Indebtedness Deficiency Amount, and released the Company and iBio CDMO from any and all claims, debts, liabilities or causes of action it may have against them prior to such date, and the Company and iBio CDMO released Woodforest and its related parties from any and all claims, debts, liabilities or causes of action it may have against them prior to such date.

On May 31, 2024, in accordance with the terms of the Settlement Agreement entered into on May 17, 2024 with Woodforest in consideration of the payment in full of all Obligations (as such term is defined under the Credit Agreement) (a) iBio CDMO paid to Woodforest (i) $8,500,000, which it received from the sale of the Property under the 2024 Purchase and Sale Agreement, and (ii) approximately $915,000 from restricted cash which had previously been held by Woodforest, and (b) the Company issued Pre-Funded Warrant to purchase 1,560,570 shares of its Common Stock to Woodforest exercisable at a nominal exercise price equal to $0.0001 per share. The Pre-Funded Warrant issued to Woodforest under the Settlement Agreement was subsequently assigned by Woodforest to Lynx1 Master Fund LP on January 13, 2025.

Pursuant to the Settlement Agreement, the Credit Agreement, the Guaranty dated November 1, 2021 and the other Loan Documents (as defined in the Credit Agreement) were terminated and Woodforest released the Company and iBio CDMO from any and all claims, debts, liabilities or causes of action it may have against them prior to May 31, 2024, and the Company and iBio CDMO released Woodforest and its related parties from any and all claims, debts, liabilities or causes of action it may have against them prior to May 31, 2024.

At June 30, 2025 and June 30, 2024, the balance of the Term Loan was $0.

Equipment Financing

On October 12, 2022, the Company entered into an equipment financing master lease agreement and a lease supplement whereby $500,000 was borrowed over 36 months at an imputed interest rate of 10.62% and securitized by certain assets purchased for the San Diego research site. The financing is payable in monthly installments of $16,230 through October 2025. At June 30, 2025 and 2024, the balance owed under the financing was approximately $64,000 and $241,000, respectively. Interest incurred under the financing for the years ended June 30, 2025 and 2024 totaled approximately $17,000 and $35,000, respectively.

Future minimum payments under the finance lease obligation are due as follows (in thousands):

Fiscal period ending on June 30:	Principal		Interest		Total	
2026	$	64	$	1	$	65

Credit and Security Agreement

On January 16, 2024, the Company entered into a credit and security agreement (the "Credit and Security Agreement") with Loeb Term Solutions LLC, an Illinois limited liability company ("Lender"), for a term loan or equipment line of credit loan (the "Loan") pursuant to which the Company issued to Lender a term promissory note in the principal amount of $1,071,572 (the "2024 Term Note") bearing interest at the Prime Rate, as quoted in the Wall Street Journal plus 8.5% (the "Effective Rate"), for proceeds of $1,027,455 after payment of $42,863 to Lender as an origination fee, $1,173 for appraisal costs, and $75 for bank wire fees.

The 2024 Term Note provides for monthly payments of principal and interest based on a four-year amortization period, with a balloon payment of all principal, accrued interest and any other amounts due on the two year anniversary of the 2024 Term Note. The Credit and Security Agreement granted to Lender a security interest in substantially all of the Company's assets other than any intellectual property related to any of the Company's filed patents (the "Loeb Collateral") to secure the Company's obligations under the 2024 Term Note. The 2024 Term Note is subject to a prepayment fee of: 4% of the principal amount being prepaid if the 2024 Term Note is prepaid during the first 12 months from its issuance, and 3% of the principal amount being prepaid if the 2024 Term Note is prepaid during the second 12 months from its issuance date.

The Credit and Security Agreement provides that the Company may request that Lender make further loan advances to the Company subject to certain conditions, including that the Company is not otherwise in default under the Credit and Security Agreement and its obligations and liabilities to Lender do not exceed a borrowing base equal to the lesser of: (a) eighty percent (80.0%) of the forced liquidation value of the Company's Eligible Equipment as determined by Lender in its sole reasonable discretion, or (b) a monthly dollar amount. The Credit and Security Agreement defines "Eligible Equipment" as equipment that (a) is owned by the Company free of any title defect or any lien or interest of any person except the lien in favor of the Lender; (b) is located at locations permitted by the Credit and Security Agreement; (c) in the Lender's reasonable opinion, is not obsolete, unsalable, damaged or unfit for further use; (d) is appraised by an appraiser satisfactory to the Lender; (e) complies with any representation or warranty with respect to equipment contained in the Credit and Security Agreement; and (f) is otherwise acceptable to the Lender in its reasonable discretion.

The Company's obligations to Lender under the 2024 Term Note and Credit Security Agreement are further secured by a validity guarantee, dated January 16, 2024 (the "Validity Guarantee"), executed by Dr. Martin Brenner and Felipe Duran in their individual capacity (the "Indemnitors') for the benefit of Lender. The Validity Guarantee provides that the Indemnitors will indemnify the Lender from any loss or damage, including any actual, consequential or incidental loss or damage, suffered by Lender as a result of, or arising out of, among other things, any willful or intentional misrepresentation or gross negligence by the Company in connection with the Loan and any acts of fraud, conversion, misappropriation or misapplication of funds or proceeds of any Loeb Collateral by the Company or the Indemnitors.

The Credit and Security Agreement contains customary events of default. If an event of default occurs, the 2024 Term Note provides that regardless of whether the Lender elects to accelerate the maturity of the 2024 Term Note, the entire principal remaining unpaid hereunder shall thereafter bear interest at the rate equal to the Effective Rate plus 6% per annum.

The financing is payable in monthly installments of $30,710 through December 2025 and a balloon payment of $652,060 in January 2026. At June 30, 2025 and June 30, 2024, the balance owed under the financing was approximately $766,000 and $984,000, respectively. Interest incurred under the financing for the years ended June 30, 2025 and June 30, 2024 totaled approximately $151,000 and $66,000, respectively.

Future minimum payments under the term promissory note obligation are due as follows (in thousands):

Fiscal period ending on June 30:	Principal	Interest	Total
2026	$ 766	70	$ 836

Insurance Premium Financing

On October 30, 2023, the Company entered into an insurance premium financing agreement with FIRST Insurance Funding, a division of Lake Forest Bank & Trust Company, N.A., whereby approximately $597,000 was borrowed over ten months at an imputed interest rate of 8.5%. The financing was payable in monthly installments of $62,095 through August 2024. At June 30, 2025 and June 30, 2024, the balance owed under the financing was approximately $0 and $123,000, respectively. Interest incurred under the financing for the years ended June 30, 2025 and June 30, 2024, totaled approximately $9,000 and $25,000, respectively.

On October 30, 2024, the Company entered into an insurance premium financing agreement with FIRST Insurance Funding, a division of Lake Forest Bank & Trust Company, N.A., whereby approximately $697,000 was borrowed over 14 months at an imputed interest rate of 6.99%. The financing is payable in monthly installments of $51,994 through December 2025. The balance was paid in full in May 2025, prior to the end of the financing term. Accordingly, at June 30, 2025, the balance owed under the financing was $0. Interest incurred under the financing for the year ended June 30, 2025 totaled approximately $23,000.

14. Finance Lease Obligations

Equipment

As discussed above, the Company assumed three equipment leases that were accounted for as finance leases totaling $814,000 as part of the RubrYc Asset Purchase Agreement. The monthly rental for the three leases is approximately $27,000 per month and all three expire in fiscal year 2026.

The following tables present the components of lease expense and supplemental balance sheet information related to the finance lease obligation (in thousands):

	Year Ended June 30, 2025		Year Ended June 30, 2024	
Finance lease cost:				
Amortization of ROU assets	$	271	$	271
Interest on lease liabilities		21		48
Total lease cost	$	292	$	319
Other information:				
Cash paid for amounts included in the measurement lease liabilities:				
Financing cash flows from finance lease obligations	$	299	$	272

	June 30, 2025		June 30, 2024	
Finance lease ROU assets	$	68	$	339
Finance lease obligation - current portion	$	53	$	299
Finance lease obligation - noncurrent portion	$	—	$	53
Weighted-average remaining lease term - finance lease		0.17 years		1.17 years
Weighted-average discount rate - finance lease obligation		9.50 %		9.50 %

Future minimum payments under the capitalized lease obligations are due as follows:

Fiscal year ending on June 30:	Principal		Interest		Total	
2026	$	53	$	1	$	54

15. Operating Lease Obligations

San Diego

On September 10, 2021, the Company entered into a lease for 11,383 square feet of space in San Diego, California. Terms of the lease include the following:

- The length of term of the lease is 88 months from the lease commencement date (as defined).

- The lease commencement date is September 16, 2022.

- The monthly rent for the first year of the lease is $51,223 and increases approximately 3% per year.

- The lease provides for a base rent abatement for months two through five in the first year of the lease.

- The landlord is providing a tenant improvement allowance of $81,860 to be used for improvements as specified in the lease.

- The Company is responsible for other expenses such as electric, janitorial, etc.

- The Company opened an irrevocable letter of credit in the amount of $188,844 in favor of the landlord. The letter of credit expires on October 8, 2025 and renews annually as required.

As discussed above, the lease provides for scheduled increases in base rent and scheduled rent abatements. Rent expense is charged to operations using the straight-line method over the term of the lease which results in rent expense being charged to operations at inception of the lease in excess of required lease payments. This excess (formerly classified as deferred rent) is shown as a reduction of the operating lease right-of-use asset in the accompanying balance sheet. Rent expense for the San Diego facility commenced in fiscal year 2022, when the Company began making improvements to the facility.

The following tables present the components of lease expense and supplemental balance sheet information related to the operating lease obligation (in thousands):

	Years Ended June 30,			
		2025		2024
Operating lease cost:	$	563	$	563
Total lease cost	$	563	$	563
Other information:				
Cash paid for amounts included in the measurement lease liability:				
Operating cash flows from operating lease	$	563	$	563
Operating cash flows from operating lease obligation	$	649	$	631

	June 30, 2025		June 30, 2024	
Operating lease ROU assets	$	2,051	$	2,401
Operating lease obligations - current portion	$	490	$	436
Operating lease obligations - noncurrent portion	$	2,199	$	2,688
Weighted average remaining lease term - operating leases		4.50 years		5.50
Weighted average discount rate - operating lease obligations		7.25 %		7.25

Future minimum payments under the operating lease obligation are due as follows (in thousands):

Fiscal year ending on June 30:		Principal		Imputed Interest		Total
2026	$	490	$	179	$	669
2027		546		142		688
2028		609		100		709
2029		677		54		731
2030		367		8		375
Total minimum lease payments		2,689	$	483	$	3,172
Less: current portion		(490)				
Long-term portion of minimum lease obligation	$	2,199				

16. Stockholders' Equity

Preferred Stock

The Company's Board is authorized to issue, at any time, without further stockholder approval, up to 1 million shares of preferred stock. The Board of Directors has the authority to fix and determine the voting rights, rights of redemption and other rights and preferences of preferred stock.

Series 2022 Convertible Preferred Stock ("Series 2022 Preferred")

On May 9, 2022, the Board of the Company created the Series 2022 Preferred, par value $0.001 per share, out of the Company's 1 million authorized shares of preferred stock. Each share of Series 2022 Preferred was convertible at a ratio of one-for-one (1:1) shares of the Common Stock on a pre-split basis.

Common Stock

The number of authorized shares of the Company's common stock is 275 million.

Reverse Stock Split

On November 27, 2023, the stockholders of the Company, approved a proposal at the Company's 2023 Annual Meeting to amend the Company's Certificate of Incorporation to effect a reverse stock split of the Company's Common Stock, at a ratio between 1-for-5 to 1-for-20, with the ratio within such range to be determined at the discretion of the Company's Board, without reducing the authorized number of shares of Common Stock. Following the 2023 Annual Meeting, the Board approved a final split ratio of one-for-20 (1:20) with an effective time of 12:01 a.m. Eastern Time on November 29, 2023. No fractional shares were issued in connection with the 2023 Reverse Stock Split.

Issuances of Common Stock for the years ended June 30, 2025 and 2024 include the following:

Cantor Fitzgerald Underwriting

On November 25, 2020, the Company entered into a Controlled Equity Offering SM Sales Agreement (the "Sales Agreement") with Cantor Fitzgerald & Co. ("Cantor Fitzgerald") to sell shares of Common Stock, from time to time, through an "at the market offering" program having an aggregate offering price of up to $100,000,000 through which Cantor Fitzgerald would act as sales agent. Aggregate shares sold pursuant to the Sales Agreement amounted to 460,133, of which the Company has received total proceeds of approximately $8.1 million. In the fiscal year ended June 30, 2024, Cantor Fitzgerald sold as sales agent pursuant to the Sales Agreement 170,989 shares of Common Stock. The Company received net proceeds of approximately $1.7 million. The Sales Agreement was terminated and there were no sales of Common Stock during fiscal year 2025.

Lincoln Park Stock Purchase Agreement

On August 4, 2023, the Company entered into a purchase agreement (the "Purchase Agreement") with Lincoln Park Capital Fund, LLC ("Lincoln Park"), pursuant to which, under the terms and subject to the satisfaction of specified conditions set forth therein, the Company could have sold to Lincoln Park up to $10.0 million (subject to certain limitations) of Common Stock, from time to time during the term of the Purchase Agreement. Additionally, on August 4, 2023, the Company entered into a registration rights agreement, dated as of August 4, 2023 (the "Registration Rights Agreement"), with Lincoln Park, pursuant to which it agreed to file a registration statement with the SEC, to register under the Securities Act of 1933, as amended (the "Securities Act"), the resale by Lincoln Park of shares of Common Stock that have been or may be issued and sold by the Company to Lincoln Park under the Purchase Agreement. The Company could not sell any shares of Common Stock to Lincoln Park under the Purchase Agreement unless all of the conditions to Lincoln Park's purchase obligation set forth in the Purchase Agreement were met, including that the resale registration statement that the Company was required to file with the SEC under the Registration Rights Agreement was declared effective by the SEC and a final prospectus relating thereto was filed with the SEC (the date on which all of such conditions are satisfied, the "Commencement Date"). The registration statement was declared effective on August 11, 2023.

Beginning on the Commencement Date and for a period of up to 24 months thereafter, under the terms and subject to the conditions of the Purchase Agreement, from time to time, at the Company's discretion, it had the right, but not the obligation, to sell to Lincoln Park, and Lincoln Park was obligated to purchase, up to $10 million of shares of Common Stock, subject to certain limitations set forth in the Purchase Agreement. Specifically, from time to time from and after the Commencement Date, the Company could, at its discretion, on any single business day on which the closing price of the common stock on the NYSE American was equal to or greater than $3.00, by written notice delivered to Lincoln Park, direct Lincoln Park to purchase up to 5,000 shares of Common Stock on such business day, at a purchase price per share determined and fixed in accordance with the Purchase Agreement at the time the Company delivered such written notice to Lincoln Park (each, a "Regular Purchase"); provided, however, that the maximum number of shares the Company could sell to Lincoln Park in a Regular Purchase could be increased to up to (i) 7,500 shares, if the closing sale price of the Common Stock on the NYSE American on the applicable purchase date was not below $20.00, and (ii) 10,000 shares, if the closing sale price of the Common Stock on the applicable purchase date was not below $40.00; provided, however, that Lincoln Park's maximum purchase commitment in any single Regular Purchase could not exceed $500,000. The foregoing share amounts and per share prices were to be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring after the date of the Purchase Agreement with respect to the Common Stock. The purchase price per share of Common Stock sold in each such Regular Purchase, if any, was based on market prices of the Common Stock immediately preceding the time of sale, calculated as set forth in the Purchase Agreement.

In addition, provided that the Company had directed Lincoln Park to purchase the maximum amount of shares that it was then able to sell to Lincoln Park in a Regular Purchase on a particular business day on which the closing price of the common stock on the NYSE American was equal to or greater than $4.00, then in addition to such Regular Purchase, the Company could, in its sole discretion, also direct Lincoln Park to purchase additional shares of Common Stock in an "accelerated purchase," and one or more "additional accelerated purchases" on the business day immediately following the purchase date for such Regular Purchase, as provided in the Purchase Agreement. The purchase price per share of Common Stock sold to Lincoln Park in each accelerated purchase and additional accelerated purchase, if any, would be based on market prices of the Common Stock at the time of sale on the applicable purchase date for such accelerated purchase and such additional accelerated purchase(s), as applicable, calculated as set forth in the Purchase Agreement. There were no upper limits on the price per share that Lincoln Park was to pay for shares of Common Stock in any purchase under the Purchase Agreement.

The Company controlled the timing and amount of any sales of Common Stock to Lincoln Park pursuant to the Purchase Agreement. Lincoln Park had no right to require the Company to sell any shares of Common Stock to Lincoln Park, but Lincoln Park was obligated to make purchases as the Company directs, subject to certain conditions.

As consideration for Lincoln Park's commitment to purchase shares of Common Stock at the Company's direction pursuant to the Purchase Agreement, the Company issued 10,573 shares of Common Stock to Lincoln Park as commitment shares (the "Initial Commitment Shares") and agreed to issue 10,573 additional shares of Common Stock to Lincoln Park as commitment shares (the "Additional Commitment Shares" and, collectively with the Initial Commitment Shares, the "Commitment Shares") at such time as the Company had received an aggregate of $5,000,000 in cash proceeds from Lincoln Park from sales of Common Stock to Lincoln Park, if any, that it elected, in its sole discretion, to make from time to time from and after the Commencement Date, pursuant to the Purchase Agreement.

During the fiscal year ended June 30, 2024, the Company sold 202,595 shares of Common Stock under the Purchase Agreement and received approximately $1.3 million in proceeds. No shares remained available for sale under the registration statement at June 30, 2025 and June 30, 2024.

Securities Purchase Agreement

On December 7, 2023, the Company closed a public offering (the "2023 Offering") after it entered into a securities purchase agreement, dated December 5, 2023 (the "Securities Purchase Agreement") with certain purchasers identified on the signature pages of the Securities Purchase Agreement, pursuant to which the Company sold, in the 2023 Offering, (i) 600,000 shares of the Company's Common Stock, (ii) 1,650,000 pre-funded warrants (the "2023 Pre-Funded Warrants") exercisable for an aggregate of 1,650,000 shares of Common Stock, (iii) 2,250,000 Series C common warrants (the "Series C Common Warrants") exercisable for an aggregate of 2,250,000 shares of Common Stock, and (iv) 2,250,000 Series D common warrants (the "Series D Common Warrants," and together with the Series C Common Warrants, the "Common Warrants") exercisable for an aggregate of 2,250,000 shares of Common Stock. The 2023 Offering closed on December 7, 2023. The combined purchase price of each share of Common Stock and the accompanying Common Warrants was $2.00 (the "Offering Price"). A.G.P./Alliance Global Partners ("A.G.P.") acted as lead placement agent, and Brookline Capital Markets, a division of Arcadia Securities, LLC ("Brookline"), acted as co-placement agent (A.G.P. and Brookline are referred to herein, collectively, as the "Placement Agents") for the 2023 Offering.

The Company paid the Placement Agents an aggregate cash fee equal to 5.5% of the gross proceeds received by the Company from the sale of the securities in the 2023 Offering. Pursuant to the placement agency agreement, dated December 5, 2023, entered into by and between the Company and the Placement Agents (the "Placement Agency Agreement"), the Company also reimbursed the Placement Agents for their accountable offering-related legal expenses in an amount up to $75,000 and pay a non-accountable expense allowance of up to $15,000.

The Company received net proceeds of approximately $4 million in the 2023 Offering after deducting commissions and other issuance costs. Approximately $308,000 of issuance costs are reported in accrued expenses in the consolidated balance sheet at June 30, 2025 and June 30, 2024.

Securities Purchase Agreement and Warrants

On March 26, 2024, the Company entered into a securities purchase agreement (the "2024 Securities Purchase Agreement") with several institutional investors and an accredited investor (the "Securities Purchasers") for the issuance and sale in a private placement (the "Private Placement") of the following securities for gross proceeds of approximately $15.1 million: (i) 2,701,315 shares of the Company's Common Stock, (ii) pre-funded warrants (the "2024 Pre-Funded Warrants") to purchase up to 2,585,963 shares of the Company's Common Stock at an exercise price of $0.0001 per share, and (iii) Series E Common Stock purchase warrants (the "Series E Warrants") to purchase up to 5,287,278 shares of the Company's Common Stock at an exercise price of $2.64 per share. The Series E Warrants are exercisable at any time after the six-month anniversary of their issuance (the "Initial Exercise Date") at an exercise price of $2.64 per share and have a term of exercise equal to five years from the date of issuance. The combined purchase price for one share of Common Stock and the accompanying Series E Warrant was $2.85 and the purchase price for one pre-funded warrant and the accompanying Series E Warrant was $2.849.

A holder of the 2024 Pre-Funded Warrants and the Series E Warrants may not exercise any portion of such holder's 2024 Pre-Funded Warrants or the Series E Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company's outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days' prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

The 2024 Pre-Funded Warrants are exercisable at any time after their original issuance, subject to the beneficial ownership limitation (as described above) and will not expire until exercised in full. The exercise price and number of shares of Common Stock issuable upon exercise of the 2024 Pre-Funded Warrants and Series E Warrants are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Company's Common Stock and the exercise price.

If at the time of exercise on a date that is after the Initial Exercise Date, there is no effective registration statement or the prospectus contained therein is not available for the issuance of shares of Common Stock to the holders of the Series E Warrants, the Series E Warrants may be exercised, in whole or in part, at such time by means of a "cashless exercise." If at the time of exercise on a date that is after the 60th day anniversary of the Initial Exercise Date, there is no effective registration statement or the prospectus contained therein is not available for the issuance of shares of Common Stock to the holders of 2024 Pre-Funded Warrants, the 2024 Pre-Funded Warrants may also be exercised, in whole or in part, at such time by means of a "cashless exercise."

Pursuant to the 2024 Securities Purchase Agreement, the Company agreed to prepare and file a registration statement with the SEC registering the resale of the shares of Common Stock issued to the Securities Purchasers in the Private Placement and the shares underlying the 2024 Pre-Funded Warrants and the Series E Warrants no later than 60 days after the date of the 2024 Securities Purchase Agreement (the "Filing Date"), to use its commercially reasonable efforts to have the registration statement declared effective as promptly as practical thereafter, and in any event not more than 75 days following the date of the 2024 Securities Purchase Agreement (or 90 days following the date of the 2024 Securities Purchase Agreement in the event of a "full review" by the SEC) (the "Effectiveness Date"), and to keep such registration statement effective at all times for a one year period after the closing date provided that the Company will have the right to suspend the registration statement for a period of fifteen (15) days during such one year period without being in breach. The registration statement was filed with the SEC on April 16, 2024 and declared effective by the SEC on April 24, 2024.

The Private Placement closed on April 1, 2024 at which time the Company received net proceeds of approximately $14.1 million, which was reported as a subscription receivable on the March 31, 2024 condensed consolidated balance sheet, from the Private Placement, after deducting estimated offering expenses payable by the Company, including placement agent fees and expenses.

Chardan served as the exclusive placement agent in connection with the Private Placement and was paid (i) a cash fee equal to 6.0% of the aggregate gross proceeds of the Private Placement (reduced to 4.0% with respect to certain investors), and (ii) up to $50,000 for legal fees and other out-of-pocket expenses.

Pursuant to the terms of the 2024 Securities Purchase Agreement, the Company is prohibited from entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of Common Stock or securities convertible or exercisable into Common Stock for a period commencing on March 26, 2024, and expiring 60 days from the Effective Date (as defined in the 2024 Securities Purchase Agreement). Furthermore, the Company is also prohibited from entering into any agreement to issue Common Stock or Common Stock Equivalents (as defined in the 2024 Securities Purchase Agreement) involving a Variable Rate Transaction (as defined in the 2024 Securities Purchase Agreement), subject to certain exceptions, for a period commencing on March 26, 2024 and expiring one year from such Effective Date (as defined in the 2024 Securities Purchase Agreement); provided that sixty (60) days after the Effective Date entering into an at-the-market facility shall not be deemed a Variable Rate Transaction.

ATM Agreement

On July 3, 2024, the Company entered into the ATM Agreement with its Sales Agents providing for the issuance and sale by the Company of its Common Stock, from time to time, through the Sales Agents, with certain limitations on the amount of Common Stock that may be offered and sold by the Company as set forth in the ATM Agreement. Offers and sales of shares of Common Stock by the Company, if any, under the ATM Agreement, are subject to the effectiveness of the Company's shelf registration statement on Form S-3, filed with the SEC on July 3, 2024 which became effective on August 6, 2024. The aggregate market value of the shares of Common Stock eligible for sale under the ATM prospectus supplement included in the Registration Statement is currently $7,350,000, which is based on the limitations of General Instruction I.B.6 of Form S-3.

Under the ATM Agreement, the Sales Agents for the Company sold 3,184,899 shares during the fiscal year ended June 30, 2025. The Company received net proceeds of approximately $2,617,000. The Company also sold additional shares under the ATM agreement subsequent to the fiscal year ended June 30, 2025. See Note 22 – Subsequent Events for additional information.

2025 Purchase Agreement

On January 10, 2025, the Company entered into the 2025 Purchase Agreement with Investors, pursuant to which the Company issued and sold to the Investors an aggregate of 240,807 Shares of Common Stock. The purchase price of each Share was $2.72, the last reported closing price of the Common Stock on the date of execution of the 2025 Purchase Agreement, which closing price was greater than the book value of the Common Stock on the date of the execution of the 2025 Purchase Agreement.

The 2025 Private Placement closed on January 10, 2025. The Company received aggregate gross proceeds from the 2025 Private Placement of approximately $655,000, before deducting offering expenses payable by the Company.

AstralBio Myostatin License Agreement

Pursuant to the License Agreement with AstralBio, 246,087 shares of the Company's Common Stock were issued on January 29, 2025 to settle the fixed upfront fee of $750,000 due to AstralBio. See Note 6 – Significant Transactions for additional information.

Inducement of Existing Warrants

On April 29, 2025, the Company entered into an Inducement Agreement with the Holders of the Existing Warrants, wherein the Holders agreed to exercise certain Existing Warrants to purchase up 5,626,685 shares of Common Stock at a reduced exercise price of $0.86 per share. In consideration of the Holders' agreement to exercise the Existing Warrants for cash in accordance with the Inducement Agreement, the Company agreed to issue Inducement Warrants to purchase up to 11,253,370 Inducement Warrant Shares, which is equal to 200% of the number of shares of Common Stock issued upon exercise of the Existing Warrants, for consideration of $0.125 per Inducement Warrant. The Company received aggregate gross proceeds of approximately $6.2 million from the exercise of the Existing Warrants and the sale of the Inducement Warrants, before deducting offering fees and other expenses payable by the Company. The Company agreed in the Inducement Agreement to file a resale registration statement within 45 days of the date of the Inducement Agreement providing for the resale of the Inducement Warrant Shares by the holders of the Inducement Warrant Shares. The registration statement was filed with the SEC on June 13, 2025 and declared effective by the SEC on June 23, 2025.

The Company engaged Chardan to act as its financial advisor in connection with the transactions summarized above and paid Chardan an aggregate fee equal to approximately $217,000 in connection with the transactions contemplated by the Inducement Agreement. In addition, the Company incurred approximately $150,000 of transaction related costs. The Company expects to use the net proceeds from these transactions for working capital and other general corporate purposes.

The Inducement Warrants have an exercise price of $0.86 per share, were exercisable upon issuance and will expire on the five-year anniversary of the date of issuance. The exercise price and the number of shares of Common Stock issuable upon exercise of each Inducement Warrant are subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock. In addition, in certain circumstances, upon a fundamental transaction (as defined in the Inducement Warrants), a holder of Inducement Warrants will be entitled to receive, upon exercise of the Inducement Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the Inducement Warrants immediately prior to the fundamental transaction.

The Company may not effect the exercise of certain Inducement Warrants, and the applicable holder will not be entitled to exercise any portion of any such Inducement Warrant, which, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the holder of such Inducement Warrant (together with its affiliates) to exceed 4.99% (or, at the election of the holder, 9.99%) of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such Inducement Warrants.

See Note 22 – Subsequent Events for additional information.

Exercise of Stock Options

During the year ended June 30, 2025, options for 73,100 shares with grant prices between $1.72 and $2.45 were exercised for which the Company received proceeds of $130,550. No stock options were exercised in the year ended June 30, 2024.

Vesting of Restricted Stock Units "RSUs"

RSUs for 35,369 shares of Common Stock vested during the year ended June 30, 2025. RSUs for 42,054 shares of Common Stock vested during the year ended June 30, 2024.

Warrants

Bryan Capital

The Company issued to Bryan Capital a Warrant to purchase 2,579 shares of the Common Stock of the Company at an exercise price of $665 per share. The Warrant expires on October 10, 2026, is exercisable immediately, provides for a cashless exercise at any time and automatic cashless exercise on the expiration date if on such date the exercise price of the Warrant exceeds its fair market value as determined in accordance with the terms of the Warrant and adjustments in the case of stock dividends and stock splits.

Wainwright

On December 6, 2022, the Company entered into an underwriting agreement (the "2022 Underwriting Agreement") with H.C. Wainwright & Co., LLC ("Wainwright"). Pursuant to the 2022 Underwriting Agreement, the Company agreed to sell to Wainwright, in a firm commitment underwritten offering (the "HCW Offering") (i) 76,538 shares of the Company's Common Stock, (ii) pre-funded warrants (the "2022 Pre-Funded Warrants") to purchase up to 91,730 shares of Common Stock, (iii) Series A Common Stock purchase warrants (the "Series A Warrants") to purchase up to 168,267 shares of Common Stock and (iv) Series B Common Stock purchase warrants (the "Series B Warrants" and together with the Series A Warrants, the "2022 Warrants") to purchase up to 168,267 shares of Common Stock. The offering closed on December 9, 2022.

Wainwright acted as the sole book-running manager for the HCW Offering. The Company paid Wainwright an underwriting discount equal to 7.0% of the gross proceeds of the offering, and reimbursed Wainwright for the legal fees and certain expenses. Pursuant to the 2022 Underwriting Agreement, the Company granted Wainwright a 30-day option to purchase up to an additional 25,240 shares of Common Stock and/or Common Warrants to purchase up to an additional 50,480 shares of Common Stock at the public offering price, less the underwriting discounts and commissions, solely to cover over-allotments. Wainwright elected to purchase 25,240 Series A Warrants and 25,240 Series B Warrants.

The Company also agreed to issue to Wainwright, as the representative of the underwriters, warrants (the "Representative's Warrants") to purchase a number of shares of Common Stock equal to 6.0% of the aggregate number of shares of Common Stock and 2022 Pre-Funded Warrants being offered in the offering. Wainwright received warrants to purchase up to 10,094 shares of Common Stock.

The warrants were issued with the following terms:

1. 2022 Pre-Funded Warrants – Immediately exercisable at an exercise price of $0.001 per share. All of the 2022 Pre-Funded Warrants were exercised in December 2022.

2. Class A Warrants – Immediately exercisable at an exercise price of $20.80 per share for a term of five years.

3. Class B Warrants – Immediately exercisable at an exercise price of $20.80 per share for a term of two years.

4. Representative Warrants – Immediately exercisable at an exercise price of $26.00 per share for a term of five years.

On August 4, 2023, the Company agreed to amend the exercise price with certain holders of the Series A Warrants and Series B Warrants that were acquired from the Company in the underwritten public offering that was completed in December 2022. Under the amended warrants, the Company agreed to amend existing Series A Warrants to purchase up to 173,795 shares of common stock and existing Series B Warrants to purchase up to 102,900 shares of common stock that were previously issued in December 2022 to the certain investors in the public offering, with exercise prices of $20.80 per share (the "Existing Warrants"), to lower the exercise price of the Existing Warrants to $10.00 per share.

On December 6, 2024, all Series B Warrants that were not exercised prior to such date expired.

On April 29, 2025, the Company entered into an Inducement Agreement with Holders of certain Existing Warrants, which included 144,230 Series A Warrants with an exercise price of $10.00 per warrant, to purchase shares of Common Stock. Pursuant to the Inducement Agreement, the Holders of the 144,230 Series A Warrants agreed to exercise such warrants for cash to purchase an aggregate of 144,230 shares of Common Stock at a reduced exercise price of $0.86 per share, which was the Minimum Price, as defined in the rules of the Nasdaq Capital Market, as of the close of trading on April 28, 2025.

No 2022 Warrants were exercised during the year ended June 30, 2024.

A.G.P./Alliance Global Partners

On December 7, 2023, the Company, completed the 2023 Offering of (i) 600,000 shares Common Stock, (ii) 1,650,000 Pre-Funded Warrants exercisable for an aggregate of 1,650,000 shares of Common Stock, (iii) 2,250,000 Series C Common Warrants exercisable for an aggregate of 2,250,000 shares of Common Stock, and (iv) 2,250,000 Series D Common Warrants exercisable for an aggregate of 2,250,000 shares of Common Stock exercisable for an aggregate of 2,250,000 shares of Common Stock. The terms of the 2023 Pre-Funded Warrants, Series C Common Warrants and Series D Common Warrants were described in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2023, which description is incorporated by reference herein.

Each share of Common Stock and 2023 Pre-Funded Warrants, as applicable, was sold together with one Series C Common Warrant to purchase one share of Common Stock and one Series D Common Warrant to purchase one share of Common Stock. The combined purchase price of each share of Common Stock and the accompanying Common Warrants was the 2023 Offering Price and the combined purchase price of each 2023 Pre-Funded Warrant and the accompanying Common Warrants was $1.9999, which is equal to the combined purchase price per share of Common Stock and accompanying Common Warrants, minus the exercise price of each Pre-Funded Warrant of $0.0001. The Series C Common Warrants and the Series D Common Warrants have an exercise price of $2.00 per share and are immediately exercisable. The Series C Common Warrants will expire two (2) years from the date of issuance and the Series D Common Warrants will expire five (5) years from the date of issuance.

During the first quarter of fiscal year 2025, 1,000 Series C Common Warrants and 1,000 Series D Common Warrants were exercised for proceeds of $4,000.

During the third quarter of fiscal year 2025, 30,000 Series C Common Warrants and 155,000 Series D Common Warrants were exercised for proceeds of $370,000.

On April 29, 2025, the Company entered into an Inducement Agreement with Holders of certain Existing Warrants, which included 1,000,000 Series C Common Warrants with an exercise price of $2.00 per warrant and 1,000,000 Series D Common Warrants with an exercise price of $2.00 per warrant, to purchase shares of Common Stock. Pursuant to the Inducement Agreement, the Holders of the 1,000,000 Series C Common Warrants and 1,000,000 Series D Common Warrants agreed to exercise such warrants for cash to purchase an aggregate of 2,000,000 shares of Common Stock at a reduced exercise price of $0.86 per share, which was the Minimum Price, as defined in the rules of the Nasdaq Capital Market, as of the close of trading on April 28, 2025.

During the fiscal year ended June 30, 2024, 1,650,000 of 2023 Pre-Funded Warrants, 1,178,500 Series C Common Warrants and 1,053,500 Series D Common Warrants were exercised for proceeds of $4,464,000.

Chardan Capital Markets

On April 1, 2024, the Company completed the Private Placement of (i) 2,701,315 shares of the Common Stock, (ii) 2024 Pre-Funded Warrants to purchase up to 2,585,963 shares of the Company's Common Stock at an exercise price of $0.0001 per share, and (iii) Series E Warrants to purchase up to 5,287,278 shares of the Company's Common Stock at an exercise price of $2.64 per share. The Series E Warrants are exercisable at any time after the Initial Exercise Date at an exercise price of $2.64 per share and have a term of exercise equal to five years from the date of issuance. The combined purchase price for one share of Common Stock and the accompanying Series E Warrant was $2.85 and the purchase price for one 2024 Pre-Funded Warrant and the accompanying Series E Warrant was $2.849.

During the year ended June 30, 2025, 1,131,578 of the 2024 Pre-Funded Warrants were exercised for proceeds of approximately $113.

On April 29, 2025, the Company entered into an Inducement Agreement with Holders of certain Existing Warrants, which included 3,482,455 Series E Warrants with an exercise price of $2.64 per warrant, to purchase shares of Common Stock. Pursuant to the Inducement Agreement, the Holders of the 3,482,455 Series E Warrants agreed to exercise such warrants for cash to purchase an aggregate of 3,482,455 shares of Common Stock at a reduced exercise price of $0.86 per share, which was the Minimum Price, as defined in the rules of the Nasdaq Capital Market, as of the close of trading on April 28, 2025.

Inducement Warrants

As discussed above, on April 29, 2025, the Company entered into an Inducement Agreement with the Holders of the Existing Warrants, wherein the Holders agreed to exercise certain Existing Warrants to purchase up 5,626,685 shares of Common Stock at a reduced exercise price of $0.86 per share. In consideration of the Holders' agreement to exercise the Existing Warrants for cash in accordance with the Inducement Agreement, the Company agreed to issue Inducement Warrants to purchase up to 11,253,370 Inducement Warrant Shares, which is equal to 200% of the number of shares of Common Stock issued upon exercise of the Existing Warrants, for consideration of $0.125 per Inducement Warrant.

The Inducement Warrants have an exercise price of $0.86 per share, were exercisable upon issuance and will expire on the five-year anniversary of the date of issuance. The exercise price and the number of shares of Common Stock issuable upon exercise of each Inducement Warrant are subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.

No Inducement Warrants were exercised during the year ended June 30, 2025.

See Note 22 – Subsequent Events for additional information.

17. Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing the net income (loss) allocated to common stockholders by the weighted-average number of shares of common stock outstanding during the period. For purposes of calculating diluted earnings per common share, the denominator includes both the weighted-average number of shares of common stock outstanding during the period and the number of common stock equivalents if the inclusion of such common stock equivalents is dilutive. Dilutive common stock equivalents potentially include stock options and warrants using the treasury stock method. The following table summarizes the components of the earnings (loss) per common share calculation (in thousands, except per share amounts):

	Year Ended June 30,			
	2025		**2024**	
Basic and diluted numerator:				
Net loss from continuing operations	$	(18,377)	$	(15,443)
Net loss from discontinued operations	$	—	$	(9,464)
Net loss - total	$	(18,377)	$	(24,907)
Basic and diluted denominator:				
Weighted-average common shares outstanding		10,499		3,831
Per share amount - continuing operations	$	(1.75)	$	(4.03)
Per share amount - discontinued operations	$	—	$	(2.47)
Per share amount - total	$	(1.75)	$	(6.50)

In fiscal years 2025 and 2024, the Company incurred net losses which cannot be diluted; therefore, basic and diluted loss per common share is the same. As of June 30, 2025 and 2024, shares issuable which could potentially dilute future earnings included were as follows:

	June 30,	
	2025	**2024**
	(in thousands)	
Stock options	1,186	912
Restricted stock units	—	37
Warrants	16,331	12,127
Shares excluded from the calculation of diluted loss per share	17,517	13,076

18. Share-Based Compensation

The following table summarizes the components of share-based compensation expense in the Consolidated Statements of Operations (in thousands):

	Year Ended June 30,			
	2025		**2024**	
Research and development	$	57	$	234
General and administrative		1,473		1,741
Total	$	1,530	$	1,975

In addition, share-based compensation expense included in loss from discontinued operations totaled approximately $62,000 for the year ended June 30, 2024.

Stock Options

iBio, Inc. 2023 Omnibus Equity Incentive Plan (the "2023 Plan")

On December 9, 2023, the Company adopted the 2023 Plan for employees, officers, directors and external service providers which is the successor to the 2020 Omnibus Equity Incentive Plan (the "2020 Plan") and once approved became effective on January 1, 2024. The maximum number of shares of Common Stock reserved and available for issuance under the 2023 Plan is 1,200,000 shares (the "Limit"). In addition, such Limit shall automatically increase on January 1 of each calendar year commencing on January 1, 2025 and ending on (and including) January 1, 2033, by a number of shares of Common Stock equal to five percent (5%) of the total number of shares of Common Stock outstanding on December 31 of the preceding calendar year; provided, however, that the Board may act prior to January 1 of a given calendar year to provide that the increase for such year will be a lesser number of shares of Common Stock, provided further that the Limit, as in effect at any time, shall be adjusted as a result of any reorganization, recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other similar change in the Company's capital stock. The 2023 Plan allows for the award of stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, cash-based awards, and dividend equivalent rights. The value of all awards awarded under the 2023 Plan and all other cash compensation paid by the Company to any non-employee director in any calendar year may not exceed $500,000; provided, however, that such amount shall be $750,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the Board and $1,500,000 for any non-executive chair of the Company's Board should one be appointed. Notwithstanding the foregoing, the independent members of the Board may make exceptions to such limits in extraordinary circumstances. The term of the 2023 Plan will expire on the tenth anniversary of the date the Plan is approved by the stockholders.

Vesting of service awards are determined by the Board and stated in the award agreements. In general, vesting occurs ratably on the anniversary of the grant date over the service period, generally three or five years, as determined at the time of grant. Vesting of performance awards occurs when the performance criteria is satisfied. The Company uses historical data to estimate forfeiture rates.

In accordance with the provisions of the 2023 Plan, the Limit increased on January 1, 2025 by 458,383 shares for a total number of awards that can be made under the 2023 Plan of 1,658,383 shares.

Under the 2023 Plan, 138,150 common shares have been issued pursuant to past grants, 1,123,800 common shares are reserved for past grants, and the remaining 396,433 common are available for future grants as of June 30, 2025.

iBio, Inc. 2020 Omnibus Equity Incentive Plan (the "2020 Plan")

On December 9, 2020, the Company adopted the 2020 Plan for employees, officers, directors and external service providers. The total number of shares of Common Stock reserved under the 2020 Plan is 64,000 shares of Common Stock for issuance pursuant to the grant of new awards under the 2020 Plan. The 2020 Plan allows for the award of stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, cash-based awards, and dividend equivalent rights. The value of all awards awarded under the 2020 Plan and all other cash compensation paid by the Company to any non-employee director in any calendar year may not exceed $500,000; provided, however, that such amount shall be $750,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the Board of Directors and $1,500,000 for any non-executive chair of the Company's Board of Directors should one be appointed. Notwithstanding the foregoing, the independent members of the Board of Directors may make exceptions to such limits in extraordinary circumstances. The term of the 2020 Plan will expire on the tenth anniversary of the date the Plan is approved by the stockholders.

Vesting of service awards is determined by the Board of Directors and stated in the award agreements. In general, vesting occurs ratably on the anniversary of the grant date over the service period, generally three or five years, as determined at the time of grant. Vesting of performance awards occurs when the performance criteria is satisfied. The Company uses historical data to estimate forfeiture rates.

Under the 2020 Plan, 23,229 common shares have been issued pursuant to past grants, 26,635 common shares are reserved for past grants, and the remaining 14,136 common shares will no longer be available for future grants as of June 30, 2025.

Issuances of stock options during the year ended June 30, 2025 were as follows:

Grantee	Plan	# of Options	Exercise Price	Vesting	Term
Employees	2023 Plan	145,000	$1.92 - $3.91	25% 1st year and quarterly thereafter	10 years
Consultant	2023 Plan	12,600	$2.45	Fully vested upon grant	10 years
Directors	2023 Plan	100,800	$2.45	Monthly over periods ranging from 12-36 months	10 years
Executive Officers	2023 Plan	386,400	$3.48	25% 1st year and quarterly thereafter	10 years
Inducement Grant - Employee	Other	15,000	$1.81	25% 1st year and quarterly thereafter	10 years
Professional Service Fee Grant	Other	20,000	$1.83	Quarterly over the first year	5 years
Total		679,800			

Issuances of stock options during the year ended June 30, 2024 were as follows:

Grantee	Plan	# of Options	Exercise Price	Vesting	Term
Employees	2020 Plan	14,650	$7.00	25% 1st year and quarterly thereafter	10 years
Employees	2023 Plan	47,500	$1.72 - $2.41	25% 1st year and quarterly thereafter	10 years
Employee	2023 Plan	55,000	$1.88	Quarterly over 3 years	10 years
Consultants	2023 Plan	399,000	$1.72	Quarterly over the first year	5 years
Executive Officers	2020 Plan	9,000	$7.00	25% 1st year and quarterly thereafter	10 years
Executive Officers	2023 Plan	183,100	$1.72 - $1.88	25% 1st year and quarterly thereafter	10 years
Executive Officers	2023 Plan	200,000	$1.88	Quarterly over 3 years	10 years
Total		908,250			

The following table summarizes all stock option activity during the years ended June 30, 2025 and 2024:

	Stock Options		Weighted-average Exercise Price	Weighted-average Remaining Contractual Term (in years)		Aggregate Intrinsic Value (in thousands)
Outstanding as of July 1, 2023	14,618	$	383.62	8.5	$	—
Granted	908,250		1.92	—		—
Exercised	—		—	—		—
Forfeited/expired	(10,742)		164.15	—		—
Outstanding as of June 30, 2024	912,126	$	6.14	7.6	$	280
As of June 30, 2024, vested and expected to vest	912,126	$	6.14	7.6	$	280
Exercisable as of June 30, 2024	6,471	$	459.08	7.2	$	—
Outstanding as of July 1, 2024	912,126	$	6.14	7.6	$	280
Granted	679,800		3.20	—		—
Exercised	(73,100)		1.79	—		—
Forfeited/expired	(332,902)		1.87	—		—
Outstanding as of June 30, 2025	1,185,924	$	5.92	9.2	$	—
As of June 30, 2025, vested and expected to vest	1,185,924	$	5.92	9.2	$	—
Exercisable as of June 30, 2025	228,502	$	17.74	8.6	$	—

The following table summarizes information about options outstanding and exercisable at June 30, 2025:

	Options Outstanding and Exercisable					
	Number Outstanding	Weighted-Average Remaining Life In Years		Weighted-Average Exercise Price		Number Exercisable
Exercise prices:						
$1.72 - $2.80	643,400	8.8	$	2.01		212,651
$3.48 - $5.22	515,400	9.7	$	—		—
$7.00 - $10.50	17,450	8.2	$	7.00		7,628
$140.00 - $210.00	4,589	7.1	$	147.67		3,251
$347.00 - $520.50	1,190	6.2	$	355.66		1,190
$530.00 - $795.00	3,495	6.0	$	667.99		3,382
$1,025.00 - $1,537.50	400	5.3	$	1,025.00		400
	1,185,924	9.2	$	17.74		228,502

The total fair value of stock options that vested during 2025 and 2024 was approximately $1,507,000 and $1,644,000, respectively. The total cash received for stock options that were exercised during fiscal year 2025 was approximately $130,000. The total intrinsic value of the stock options that were exercised during 2025 was approximately $71,000. No stock options were exercised during 2024. As of June 30, 2025, there was approximately $2,658,000 of total unrecognized compensation cost related to non-vested stock options that the Company expects to recognize over a weighted-average period of 3 years.

The weighted-average grant date fair value of stock options granted during 2025 and 2024 was $3.19 and $1.90 per share, respectively. The Company estimated the fair value of options granted using the Black-Scholes option pricing model with the following assumptions:

	2025	2024
Weighted-average risk-free interest rate	3.41% - 4.33 %	4.44% - 4.83 %
Dividend yield	0 %	0 %
Volatility	233.93 - 248.81 %	157.77 - 266.94 %
Expected term (in years)	5.7	5

The aggregate intrinsic value in the table above represents the total intrinsic value, based on the Company's closing stock price of $0.76 as of June 30, 2025 and $2.11 as of June 30, 2024, which would have been received by the option holders had all option holders exercised their options as of that date.

Restricted Stock Units ("RSUs"):

No RSUs were issued during the year ended June 30, 2025.

Issuances of RSUs during the year ended June 30, 2024 were as follows:

On January 26, 2024, the Company issued RSUs to acquire 78,800 shares of Common Stock to various employees at a market value of $1.18 per share. The RSUs vest quarterly over a one-year period. The grant date fair value of the RSUs totaled approximately $93,000.

As of June 30, 2025, there was approximately $216 of total unrecognized compensation cost related to non-vested RSUs that the Company expects to recognize over a weighted-average period of 0.16 years.

19. Income Taxes

The components of the provision (benefit) for income taxes consist of the following (in thousands):

	For the Years Ended June 30,	
	2025	2024
Current – Federal and state	$ —	$ —
Deferred – Federal	(7,946)	(5,193)
Deferred – State	(596)	(102)
Total	(8,542)	(5,295)
Change in valuation allowance	8,542	5,295
Income tax expense	$ —	$ —

The Company has deferred income taxes due to income tax credits, net operating loss carryforwards, and the effect of temporary differences between the carrying values of certain assets and liabilities for financial reporting and income tax purposes.

The components of the Company's deferred tax assets and liabilities are as follows (in thousands):

		As of June 30,		
		2025		2024
Deferred tax assets (liabilities):				
Net operating loss	$	56,052	$	49,104
Share-based compensation		903		869
Capitalized research and development costs		5,144		3,408
Research and development tax credits		1,764		1,764
Investment in equity security		492		404
Property, plant and equipment		(866)		(830)
Intangible assets		(290)		(138)
Operating and finance lease liabilities		767		797
Operating and finance lease ROU assets		(593)		(629)
Accrued expenses		14		96
Contribution carryforward		5		5
Valuation allowance		(63,392)		(54,850)
Total	$	—	$	—

The Company has a valuation allowance against the full amount of its net deferred tax assets due to the uncertainty of realization of the deferred tax assets due to the operating loss history of the Company. The Company currently provides a valuation allowance against deferred taxes when it is more likely than not that some portion, or all of its deferred tax assets will not be realized. The valuation allowance could be reduced or eliminated based on future earnings and future estimates of taxable income. With a full valuation allowance, any change in the deferred tax asset or liability is fully offset by a corresponding change in the valuation allowance. At June 30, 2025 and 2024, the Company provided a valuation allowance on its net deferred tax assets of $63,392,000 and $54,850,000, respectively.

Federal net operating losses of approximately $5.5 million were used by the Former Parent prior to June 30, 2008 and are not available to the Company. The Former Parent allocated the use of the Federal net operating losses available for use on its consolidated Federal tax return on a pro rata basis based on all of the available net operating losses from all the entities included in its control group.

U.S. federal net operating losses of approximately $243.4 million are available to the Company as of June 30, 2025, of which $64 million will expire at various dates through 2039 and $179.4 million with no expiration date. These carryforwards could be subject to certain limitations in the event there is a change in control of the Company pursuant to Internal Revenue Code Section 382, though the Company has not performed a study to determine if the loss carryforwards are subject to these Section 382 limitations. The Company has a research and development credit carryforward of approximately $1.76 million at June 30, 2025. In addition, the Company has net operating loss carry forwards from various states of approximately $70.6 million which expire from 2029 through 2044.

A reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Years Ended June 30,	
	2025	2024
Statutory federal income tax rate	21 %	21 %
State taxes, net of federal benefit	3 %	2 %
Expiration and forfeiture of stock options	(3)%	(2)%
Change in effective rate of state taxes	25 %	— %
Change in valuation allowance	(46)%	(21)%
Effective income tax rate	— %	— %

The Company has not been audited in connection with income taxes. iBio files federal and state income tax returns subject to varying statutes of limitations. The 2021 through 2024 tax returns generally remain open to examination by federal authorities and by state tax authorities.

The Company believes it is not subject to any tax audit risk beyond those periods. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company does not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense incurred during the years ended June 30, 2025 and 2024.

The Inflation Reduction Act of 2022 includes a stock buyback excise tax of 1% on share repurchases, which applies to net stock buybacks after December 31, 2022. The Company does not expect this to have a material impact if and when share repurchases occur.

20. Commitments and Contingencies

CRO Agreements

In fiscal year 2025, the Company entered into agreements with three CROs for CMC development, non-clinical toxicology and related studies to advance IBIO-600 and IBIO-610 towards clinical testing. During the year ended June 30, 2025, the Company incurred costs totaling approximately $2,150,000. The Company is committed to additional costs totaling approximately $2,614,000 as of the date of this Annual Report.

On October 10, 2022, the Company entered into an agreement with a CRO for cell line development and master cell banking to produce IBIO-101 in addition to process development and GMP manufacturing of IBIO-101 drug substance and drug product to support GLP toxicology and Phase 1 clinical studies. During the year ended June 30, 2025 and 2024, the Company incurred costs totaling approximately $0 and $200,000, respectively. The Company has no further commitments for additional costs.

Inflation

Although the Company has not experienced any material adverse effects on its business due to increasing inflation, it has raised operating costs for many businesses and, in the future, could impact demand or pricing of manufacturing services, foreign exchange rates or employee wages. The Company is actively monitoring the effects these disruptions and increasing inflation could have on its operations.

21. Employee 401(K) Plan

Commencing January 1, 2018, the Company established the iBio, Inc. 401(K) Plan (the "Plan"). Eligible employees of the Company may participate in the Plan, whereby they may elect to make elective deferral contributions pursuant to a salary deduction agreement and receive matching contributions upon meeting age and length-of-service requirements. The Company will make a 100% matching contribution that is not in excess of 5% of an eligible employee's compensation. In addition, the Company may make qualified non-elective contributions at its discretion. Employer contributions made to the Plan totaled approximately $139,000 and $157,000 for the years ended June 30, 2025 and 2024, respectively. In addition, employer contributions included in loss from discontinued operations totaled approximately $10,000 and for the year ended June 30, 2024.

22. Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date through the date of filing this Annual Report. During this period, there were no material subsequent events requiring disclosure except as discussed below.

ATM Agreement

Under the ATM Agreement, the Sales Agents for the Company sold 305,424 shares in July 2025. The Company received net proceeds of approximately $219,000.

Underwritten Public Offering

On August 19, 2025, the Company entered into the Underwriting Agreement with Leerink, relating to the offering, issuance and sale of the 2025 Pre-Funded Warrants to purchase an aggregate of 71,540,000 shares of Common Stock and accompanying Series G warrants to purchase (i) an aggregate of up to 35,770,000 shares of Common Stock (or, for those investors who so choose, pre-funded warrants to purchase up to 35,770,000 shares of Common Stock in lieu thereof) and (ii) Series H warrants to purchase an aggregate of up to 35,770,000 shares of Common Stock (or, for those investors who so choose, pre-funded warrants to purchase up to 35,770,000 shares of Common Stock in lieu thereof). The combined public offering price per 2025 Pre-Funded Warrant and accompanying Series G Warrant was $0.699.

Each 2025 Pre-Funded Warrant and the pre-funded warrants issuable upon exercise of the Series G Warrants or Series H Warrants will have an exercise price per share of Common Stock equal to $0.001 and will be immediately exercisable from their date of issuance for one share of Common Stock, subject to certain beneficial ownership and other limitations. The Series G Warrants and Series H Warrants will each be exercisable from their date of issuance and will have an exercise price equal to $0.70 per whole share of Common Stock (or $0.699 per pre-funded warrant) and in the case of the Series G Warrants, the accompanying Series H Warrant. The Series G Warrants will expire on the date that is the earlier of (i) 30 trading days following the Company's public announcement, via a press release on a nationally recognized news wire or the filing of a Current Report on Form 8-K with the Securities and Exchange Commission (the "SEC"), that an Investigational New Drug Application filed with the U.S. Food and Drug Administration, a Clinical Trial Notification filed with the applicable foreign governmental body in Australia, a Clinical Trial Application filed with the European Medicines Agency, or an equivalent submission filed with a foreign governmental body to initiate a clinical trial in any other foreign jurisdiction, has been accepted or has otherwise gone into effect, as applicable (such public filing or announcement, the "Trial Initiation Milestone") and (ii) five years from the date of issuance. In addition, to the extent the proportion of the unexercised portion of the Series G Warrant relative to the originally issued Series G Warrant is greater than the proportion of the unexercised portion of the originally issued 2025 Pre-Funded Warrant relative to the originally issued 2025 Pre-Funded Warrant, each Series G Warrant will immediately expire in proportion to the extent that the corresponding 2025 Pre-Funded Warrant held by a holder is exercised prior to the occurrence of the Trial Initiation Milestone. When issued upon exercise of the Series G Warrants, the Series H Warrants will expire on the four-year anniversary of the closing date of the 2025 Offering. The 2025 Pre-Funded Warrants, Series G Warrants, the Series H Warrants and the pre-funded warrants issuable upon exercise of the Series G Warrants or Series H Warrants are referred to collectively as the "Warrants."

The Company is prohibited from effecting an exercise of any Warrants to the extent that such exercise would result in the number of shares of Common Stock beneficially owned by such holder and its affiliates exceeding 4.99% (or 9.99% or 19.99% at election of the holder) of the total number of shares of Common Stock outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Limitation"), which percentage may be increased or decreased at the holder's election, not to exceed 19.99%. Any increase to the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company.

The closing of the 2025 Offering took place on August 22, 2025. The Company received net proceeds from the 2025 Offering of approximately $46.5 million after deducting underwriting discounts and commissions and offering expenses payable by the Company in connection with the 2025 Offering. The Company may also receive up to an aggregate of $50 million of additional gross proceeds if the Series G Warrants and Series H Warrants are exercised in full for cash.

Pursuant to the terms of the Underwriting Agreement, the Company and its executive officers and directors have agreed, subject to certain customary exceptions, to certain restrictions on the issuance and sale of its Common Stock and securities convertible into shares of Common Stock during the 90-day period following the pricing of the 2025 Offering.

Vesting of RSUs during fiscal year 2026 were as follows:

During the first quarter of fiscal year 2026, RSUs for 11 shares of Common Stock were vested.

